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Filed Pursuant To Rule 424(b)(3)
Registration No. 333-109602

SUBJECT TO COMPLETION, DATED NOVEMBER 26, 2004

The information in this prospectus supplement is not complete and may be changed. The registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

P R O S P E C T U S S U P P L E M E N T (To Prospectus Dated October 23, 2003)

25,000,000 Shares

Owens-Illinois, Inc.

Common Stock

$        per share

        The selling stockholders named in this prospectus supplement are selling 25,000,000 shares of common stock of Owens-Illinois, Inc. We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders have granted the underwriters an option to purchase up to an additional 3,750,000 shares of common stock to cover over-allotments.

        Our common stock is listed on the New York Stock Exchange under the symbol "OI". The last reported sale price of our common stock on the New York Stock Exchange on November 23, 2004 was $20.55 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page S-8 and on page 3 of the related prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to the Selling Stockholders	$	$

The underwriters expect to deliver the shares to purchasers on or about December     , 2004

Joint Book-Running Managers

Banc of America Securities LLC	Citigroup	Lehman Brothers
Co-Managers
Deutsche Bank Securities		Goldman, Sachs & Co.

                , 2004

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Prospectus Supplement
About This Prospectus	S-i
Summary	S-1
Summary Selected Consolidated Financial Data	S-4
Risk Factors	S-8
Price Range of Common Stock and Dividend Policy	S-16
Forward Looking Statements	S-17
Use of Proceeds	S-17
Selected Consolidated Financial Data	S-18
Management's Discussion and Analysis of Financial Condition and Results of Operations	S-22
Business	S-51
Selling Stockholders	S-65
Certain ERISA Considerations	S-66
Description of Certain Indebtedness	S-67
Description of Common Stock	S-72
Description of Preferred Stock	S-72
Material United States Federal Income and Estate Tax Consequences to Non-U.S. Holders	S-73
Underwriting	S-76
Legal Matters	S-79
Experts	S-79
Prospectus
Cautionary Statement Regarding Forward Looking Statements	1
The Company	2
Risk Factors	3
Use of Proceeds	10
Selling Stockholder	10
Plan of Distribution	11
Legal Matters	12
Experts	12
Where You Can Find More Information	12
Incorporation of Certain Documents By Reference	13

ABOUT THIS PROSPECTUS

        We are providing information to you about this offering of shares of our common stock in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference. The second part is the accompanying base prospectus, which

S-i

provides more general information. Generally, when we refer to this "prospectus," we are referring to both documents combined.

        Some of the information in the base prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying base prospectus, you should rely on this prospectus supplement.

        You should rely on the information contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus. We and the selling stockholders have not authorized anyone to provide you with any information that is different. If you receive any information that is different, you should not rely on it.

        You should not assume that the information contained in this prospectus supplement or the accompanying base prospectus is accurate as of any date other than their date, or that the information contained in any document incorporated by reference in this prospectus is accurate as of any date other than the date on which that document was filed with the Securities and Exchange Commission, or SEC.

        We, the selling stockholders and the underwriters are not making an offer to sell the common stock in jurisdictions where the offer or sale is not permitted. The distribution of this prospectus supplement and the accompanying base prospectus and the offering and sale of our common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying base prospectus must inform themselves about and observe any restrictions relating to the offering of the common stock and the distribution of this prospectus supplement and the accompanying base prospectus outside the United States. This prospectus supplement and the accompanying base prospectus do not constitute an offer of, or an invitation to purchase, any shares of common stock in any jurisdiction in which such offer or invitation would be unlawful.

        As used in this prospectus supplement:

  •
  "Owens-Illinois," "we," "company," "our" and "us" refer to Owens-Illinois, Inc. and its direct and indirect subsidiaries on a consolidated basis.

  •
  "OI Group" refers to Owens-Illinois Group, Inc., our direct wholly-owned subsidiary, and its direct and indirect subsidiaries on a consolidated basis.

        Unless otherwise noted, the information in this prospectus assumes that the underwriters' over-allotment option to purchase up to an additional 3,750,000 shares from the selling stockholders will not be exercised.

S-ii

SUMMARY

        The following summary provides an overview of certain information about Owens-Illinois and may not contain all the information that may be important to you. This summary is qualified in its entirety by and should be read together with the information contained in other parts of this prospectus and the documents we incorporate by reference. You should carefully read this entire prospectus and the documents that we incorporate by reference before making a decision about whether to invest in our common stock.

Owens-Illinois, Inc.

        Owens-Illinois is one of the world's leading manufacturers of packaging products (based on sales revenue) and is the largest manufacturer of glass containers in the world, with leading positions in Europe, North America, Asia Pacific and South America. Owens-Illinois is also a leading manufacturer of health care packaging including plastic prescription containers and medical devices, and plastic closures including tamper-evident caps and child resistant closures, with operations in the United States, Mexico, Puerto Rico, Brazil, Hungary and Singapore. Owens-Illinois, through its subsidiaries, is the successor to a business established in 1903.

        For the year ended December 31, 2003, Owens-Illinois had net sales from continuing operations of approximately $5.0 billion. Net sales from continuing operations for the nine months ended September 30, 2004 were approximately $4.4 billion and included approximately $0.4 billion from the BSN Acquisition described below. The company's consolidated total assets were approximately $11.4 billion at September 30, 2004.

        Owens-Illinois is pursuing a strategy aimed at leveraging its global capabilities, broadening its market base and focusing on the effective management of working capital and capital spending.

        Our core strategies include the following:

  •
  Improve free cash flow generation and reduce leverage

  •
  Improve system cost and capital capabilities

  •
  Implement global procurement initiatives

  •
  Build modest growth momentum and broaden market base

  •
  Achieve successful European integration

        Our core competitive strengths are:

  •
  Global leadership in manufacturing glass containers

  •
  Long-standing relationships with industry-leading consumer products companies

  •
  Low-cost production of glass containers

  •
  Technological leadership and innovation

  •
  Worldwide licensee network—glass containers and plastic closures

  •
  Leading healthcare packaging businesses

  •
  Experienced and motivated management team

        Consistent with its goal to become the world's leading packaging company, Owens-Illinois has acquired 16 glass container businesses in 21 countries since 1990, including businesses in Europe, North America, Asia Pacific and South America. Through these acquisitions, Owens-Illinois has enhanced its global presence in order to better serve the needs of its multi-national customers and has achieved purchasing and cost reduction synergies.

        In 2004, Owens-Illinois completed two major transactions which significantly realign its business portfolio:

  •
  On June 21, 2004, Owens-Illinois completed the acquisition of BSN Glasspack S.A. ("BSN"), the second largest glass container manufacturer in Europe, for total consideration of approximately $1.3 billion (the "BSN Acquisition"); and

  •
  On October 7, 2004, Owens-Illinois completed the sale of its blow-molded plastic container operations in North America, South America and Europe to Graham Packaging Company L.P. for approximately $1.2 billion (the "Plastics Sale").

        After giving effect to the BSN Acquisition and the Plastics Sale, Owens-Illinois has 82 glass manufacturing plants in 21 countries and 24 plastics packaging facilities, primarily in the United States.

        We are headquartered at One SeaGate, Toledo, Ohio 43666, and our phone number is (419) 247-5000. We are a Delaware corporation that was incorporated on November 27, 1985.

Recent Developments

BSN Acquisition and Plastics Sale

        On June 21, 2004, Owens-Illinois completed the BSN Acquisition for total consideration of approximately $1.3 billion, including the assumption of debt. At the time it was acquired, BSN was the second largest glass container manufacturer in Europe with 18 manufacturing facilities in France, Spain, Germany and the Netherlands. The BSN Acquisition is part of Owens-Illinois' goal to improve its presence in the European market in order to better serve the needs of its customers throughout Europe and to take advantage of synergies in purchasing and cost reduction to significantly improve the earnings contribution provided by the entire European operations.

        In an agreement with the European Commission in connection with the BSN Acquisition, Owens-Illinois committed to divest two plants (located in Barcelona, Spain and Corsico, Italy). On November 18, 2004, Owens-Illinois announced it has signed a definitive agreement to sell these plants to Vidrala, S.A. of Alava, Spain for approximately €138 million. The transaction is subject to regulatory approval and is expected to be completed in the first quarter of 2005.

        Owens-Illinois is devoting significant efforts to the integration of BSN's European glass operations. Owens-Illinois expects this integration effort to lead to synergies and significant improvement in the earnings contribution provided by the European operations by the end of 2007, primarily in operations, general and administrative functions, purchasing functions and sales efficiencies. The implementation of this integration strategy may require additional accruals that will increase goodwill or result in additional charges to operations. Owens-Illinois is currently in the process of evaluating its capacity in relation to overall market demand in Europe and may decide to reduce capacity based upon this evaluation.

        On October 7, 2004, Owens-Illinois completed the Plastics Sale. The results of this divested business have been classified as discontinued operations on Owens-Illinois' financial statements. Cash proceeds of approximately $1.2 billion from the sale were used to repay term loans under our subsidiary borrowers' secured credit agreement. Included in the sale were 24 plastics manufacturing plants in the U.S., two in Mexico, three in Europe and two in South America, serving consumer products companies in the food and beverage, household and chemical and personal care industries.

        Throughout 2004, Owens-Illinois has pursued two initiatives aimed at improving cash flow generation: (1) establishing global working capital benchmarks and (2) achieving global capital spending efficiency. Owens-Illinois has instituted a global program to reduce the levels of working capital necessary to run its businesses. To establish these benchmarks, Owens-Illinois is conducting country by country analyses and reviewing working capital goals. Owens-Illinois has also strengthened the financial and operational scrutiny of capital expenditures by implementing a more rigorous project evaluation and audit process. All capital spending requests are now benchmarked against one another on a global basis and against historical expenditures. Owens-Illinois is emphasizing productivity improvements with minimal capital expenditures and has the goal of standardizing the maintenance, repair and manufacture of its glass forming machines and furnaces worldwide.

Fourth Quarter 2004

        While Owens-Illinois has only preliminary data with respect to projected fourth quarter results of operations, it currently expects strong free cash flow generation from its operations and from fourth quarter transactions, specifically, cash provided by the Plastics Sale, the sale of its 20% equity interest in Consol Limited in South Africa, and a special dividend from the recent recapitalization of its equity interests in several specialty glass companies in Italy. As a result of these cash generation activities, Owens-Illinois expects total debt at December 31, 2004 to be approximately $5.3 billion. Reported earnings in the fourth quarter will be impacted by the accounting effects of several unusual noncash items which cannot be determined at this time, including: a charge for restructuring a life insurance program in order to comply with recent statutory and tax regulation changes; a possible adjustment of the accrued liability for asbestos-related costs in connection with the comprehensive annual review; a possible adjustment in the valuation of deferred tax assets following an assessment of the effects of the Plastics Sale; a possible write-off of prepaid pension assets for U.S. retirement plans if a minimum liability is required; and a potential gain resulting from tax consolidation among Owens-Illinois' Australian operations. Excluding these items and reflecting the absence of equity earnings in the fourth quarter from its divested Consol equity interest, Owens-Illinois, based on preliminary data, is currently forecasting earnings in the range of $0.21 to $0.23 per share for the fourth quarter of 2004, compared to $0.04 per share (exclusive of charges totaling $7.37 per share) for the fourth quarter of 2003. Owens-Illinois cannot estimate GAAP earnings per share at this time. Owens-Illinois does not intend to update this forecast; actual results for the fourth quarter of 2004, including the approximation of total debt, may differ from this forecast, and as a result it cannot make assurances that its earnings will fall within this range.

Refinancing

        Owens-Brockway Glass Container Inc., an indirect wholly-owned subsidiary of Owens-Illinois ("OBGC"), will issue $400 million of new senior notes and €225 million of new senior notes in a private offering (collectively, the "New Senior Notes"), subject to customary closing conditions, on December 1, 2004. The net proceeds from the New Senior Notes offering, and, if necessary, borrowings under our subsidiary borrowers' secured credit agreement and cash, will be used to fund (1) the tender offer commenced by Owens-Illinois on November 15, 2004 to purchase all of our $350 million of 7.15% Senior Notes due 2005 (the "OI Tender Offer"), (2) the tender offer commenced by BSN on November 15, 2004 to purchase all of BSN Financing Co. S.A.'s approximately €140 million of outstanding 10 1/4% Senior Subordinated Notes due 2009 (the "BSN Financing Tender Offer"), and, to the extent any such notes are not tendered and purchased in such tender offer, to fund BSN Financing Co. S.A.'s redemption of any such remaining notes, (3) the tender offer commenced by BSN on November 15, 2004 to purchase all of BSN Glasspack Obligation S.A.'s approximately €160 million of outstanding 9 1/4% Senior Subordinated Notes due 2009 and (4) the payment of associated accrued interest, premiums, fees and expenses. Unless the context otherwise requires, information in this prospectus assumes that all of the notes subject to the tender offers are tendered and purchased in accordance with their respective terms.

        We cannot assure you that this refinancing will be completed or completed as described above. The offering of the New Senior Notes, the above transactions and the payment of associated accrued interest, premiums, fees and expenses are collectively referred to in this prospectus as the "Refinancing".

SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

        The summary selected consolidated financial data of Owens-Illinois presented below relates to each of the five years in the period ended December 31, 2003 and the nine month periods ended September 30, 2004 and 2003, respectively. The financial data for each of the three years in the period ended December 31, 2003 were derived from audited consolidated financial statements. The financial data for each of the two years in the period ended December 31, 2000 and 1999 were derived from unaudited consolidated financial statements. The financial data for the nine month periods ended September 30, 2004 and 2003 were derived from the unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments necessary, consisting only of normal recurring adjustments, for a fair presentation of the interim period financial data. The results for the nine month period ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year. You should read this data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein, and our financial statements and related notes contained in our Current Report on Form 8-K filed with the SEC on November 22, 2004 and incorporated by reference in this prospectus.

	Years ended December 31,					Nine months ended September 30,
	2003	2002	2001	2000	1999	2004	2003
	(Dollar amounts in millions)
Consolidated operating results (a):
Net sales	$4,975.6	$4,621.2	$4,343.7	$4,513.2	$4,576.0	$4,402.7	$3,711.5
Other revenue (b)	90.2	110.0	599.2	253.0	253.3	82.2	64.7

	5,065.8	4,731.2	4,942.9	4,766.2	4,829.3	4,484.9	3,776.2
Costs and expenses:
Manufacturing, shipping and delivery	3,967.9	3,572.9	3,359.3	3,533.4	3,572.1	3,543.3	2,942.8
Research, engineering, selling, administrative and other (c)	1,106.1	848.6	572.4	1,259.4	470.9	321.9	393.1
Interest expense (d)	429.8	372.2	360.3	395.2	349.9	324.4	324.9

Earnings (loss) from continuing operations before items below	(438.0)	(62.5)	650.9	(421.8)	436.4	295.3	115.4
Provision (credit) for income taxes (e)	(133.7)	(49.8)	266.4	(164.0)	147.4	82.7	36.7
Minority share owners' interests in earnings of subsidiaries	25.8	25.5	19.5	20.7	11.7	22.2	16.7

Earnings (loss) from continuing operations before cumulative effect of accounting change	(330.1)	(38.2)	365.0	(278.5)	277.3	190.4	62.0
Net earnings (loss) of discontinued operations	(660.7)	38.0	(8.4)	8.8	21.0	9.6	18.3
Cumulative effect of accounting change (f)		(460.0)

Net earnings (loss)	$(990.8)	$(460.2)	$356.6	$(269.7)	$298.3	$200.0	$80.3

	Years ended December 31,					Nine months ended September 30,
	2003	2002	2001	2000	1999	2004	2003
	(Dollar amounts in millions, except per share data)
Basic net earnings per share of common stock:
Earnings (loss) from continuing operations	$(2.39)	$(0.41)	$2.36	$(2.06)	$1.66	$1.18	$0.31
Net earnings (loss) of discontinued operations	(4.50)	0.26	(0.06)	0.06	0.14	0.06	0.13
Cumulative effect of accounting change		(3.14)

Net (loss) earnings	$(6.89)	$(3.29)	$2.30	$(2.00)	$1.80	$1.24	$0.44

Weighted average shares outstanding (thousands)	146,914	146,616	145,456	145,983	153,804	147,561	146,894

Diluted net earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$(2.39)	$(0.41)	$2.36	$(2.06)	$1.65	$1.17	$0.31
Net earnings (loss) of discontinued operations	(4.50)	0.26	(0.06)	0.06	0.14	0.06	0.13
Cumulative effect of accounting change		(3.14)

Net earnings (loss)	$(6.89)	$(3.29)	$2.30	$(2.00)	$1.79	$1.23	$0.44

Weighted diluted average shares (thousands)	146,914	146,616	145,661	145,983	155,209	149,098	147,624

Other data:
The following are included in net earnings from continuing operations:
Depreciation	$391.9	$353.4	$335.9	$404.4	$395.7	$319.2	$289.4
Amortization of goodwill			55.9	58.6	61.3
Amortization of intangibles	21.4	21.5	21.8	17.9	22.4	17.6	14.9
Amortization of deferred finance fees (included in interest expense)	14.4	16.1	15.0	8.2	6.5	10.2	10.3
Balance sheet data (at end of period):
Working capital (current assets less current liabilities)	$758	$590	$756	$764	$837	$537	$809
Total assets	9,531	9,869	10,107	10,343	10,756	11,397	10,244
Total debt	5,426	5,346	5,401	5,850	5,939	6,587	5,502
Share owners' equity	1,003	1,671	2,152	1,883	2,350	1,202	1,924

(a)
Amounts related to Owens-Illinois' plastic blow-molded container business have been reclassified to discontinued operations as a result of the Plastics Sale. Amounts for the nine months ended September 30, 2004 include the results of BSN from the date of its acquisition on June 21, 2004.

(b)
Amount for 2004 includes a gain of $20.6 million ($14.5 million after tax) for the sale of certain real property.

  Amount for 2001 includes: (1) a gain of $457.3 million ($284.4 million after tax) related to the sale of the Harbor Capital Advisors business and (2) gains totaling $13.1 million ($12.0 million after tax) related to the sale of the label business and the sale of a minerals business in Australia.

  Amount for 1999 includes gains totaling $40.8 million ($23.6 million after tax and minority share owners' interests) related to the sales of a U.S. glass container plant and a mold manufacturing business in Colombia.

(c)
Amount for 2003 includes charges totaling $694.2 million ($490.5 million after tax) and amount for nine months ended September 30, 2003 includes charges totaling $103.3 million ($78.6 million after tax). Amounts for the year ended December 31, 2003 and the nine months ended September 30, 2003, include charges for the following: (1) $37.4 million (pretax and after tax) for the loss on the sale of long-term notes receivable; (2) $37.4 million ($23.4 million after tax) for the estimated loss on the sale of certain closures assets; and (3) $28.5 million ($17.8 million after tax) for the permanent closure of the Hayward, California glass container factory. In addition, the amount for the year ended December 31, 2003, includes fourth quarter charges for the following: (1) $450 million ($292.5 million after tax) to increase the reserve for estimated future asbestos-related costs; (2) $50.0 million (pretax and after tax) write-down of an equity investment in a soda ash mining operation; (3) $43.0 million ($30.1 million after tax) for the write-down of Plastics Packaging assets in the Asia Pacific region; (4) $23.9 million ($17.4 million after tax) for the shutdown of the Perth, Australia glass container factory; (5) $20.1 million ($19.5 million after tax) for the shutdown of the Milton, Ontario glass container factory; and (6) $3.9 million ($2.4 million after tax) for an additional loss on the sale of certain closures assets.

  Amount for 2002 includes $475.0 million ($308.8 million after tax) to increase the reserve for estimated future asbestos-related costs.

  Amount for 2001 includes charges totaling $133.7 million ($109.2 million after tax and minority share owners' interests) for the following: (1) charges of $66.1 million ($55.3 million after tax and minority share owners' interests) related to restructuring and impairment charges at certain of the company's international glass operations, principally Venezuela and Puerto Rico, as well as certain other domestic and international operations; (2) a charge of $31.0 million (pretax and after tax) related to the loss on the sale of the company's facilities in India; (3) charges of $28.7 million ($18.0 million after tax) related to special employee benefit programs; and (4) a charge of $7.9 million ($4.9 million after tax) related to restructuring manufacturing capacity in the medical devices business.

  Amount for 2000 includes charges totaling $791.9 million ($509.1 million after tax and minority share owner's interests) for the following: (1) $550.0 million ($342.1 million after tax) to increase the reserve for estimated future asbestos-related costs; (2) $122.4 million ($77.3 million after tax and minority share owners' interests) related to the consolidation of manufacturing capacity; (3) a net charge of $46.0 million ($28.6 million after tax) related to early retirement incentives and special termination benefits for 350 United States salaried employees; (4) $40.0 million (pre tax and after tax) related to the impairment of property, plant and equipment at the Company's facilities in India; and (5) $33.5 million ($21.1 million after tax and minority share owners' interests) related principally to the write-off of software and related development costs.

  Amount for 1999 includes charges totaling $20.8 million ($14.0 million after tax and minority share owners' interests) related principally to restructuring costs and write-offs of certain assets in Europe and Latin America.

(d)
Amounts for the year ended December 31, 2003, and the nine months ended September 30, 2003, include a charge of $13.2 million ($8.2 million after tax) for note repurchase premiums.

  Amount for 2001 includes a net interest charge of $4.0 million ($2.8 million after tax) related to interest on the resolution of the transfer of pension assets and liabilities for a previous acquisition and divestiture.

  Includes additional interest charges for the write off of unamortized deferred financing fees related to the early extinguishment of debt as follows: 2003—$1.3 million ($0.9 million after tax); 2002—$9.1 million ($5.7 million after tax); 2001—$4.7 million ($2.9 million after tax); 1999—$0.9 million ($0.6 million after tax).

(e)
Amount for 2001 includes a $6.0 million charge to adjust tax liabilities in Italy as a result of a change in legislation.

  Amount for 2000 includes a benefit of $9.3 million to adjust net income tax liabilities in Italy as a result of recent legislation.

(f)
On January 1, 2002, the company adopted Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS No. 142"). As required by FAS No. 142, the company changed its method of accounting for goodwill and discontinued amortization of goodwill effective January 1, 2002. Also as required by FAS No. 142, the transitional goodwill impairment loss of $460.0 million is recognized as the cumulative effect of a change in method of accounting.

RISK FACTORS

        You should carefully consider the following risks in addition to the other information set forth or incorporated by reference in this prospectus before making an investment in the common stock.

  Substantial Leverage—Our substantial indebtedness could adversely affect our financial health.

        We have now and will continue to have after the issuance of the New Senior Notes a significant amount of debt. As of September 30, 2004, on a pro forma basis after giving effect to the Plastics Sale and the Refinancing, we would have had approximately $5.4 billion of total consolidated debt outstanding, which includes our subsidiary borrowers' obligations of approximately $1.1 billion of secured indebtedness under our subsidiary borrowers' secured credit agreement.

        This substantial indebtedness could have important consequences to you. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  increase our vulnerability to interest rate increases for the portion of the unhedged debt under our subsidiary borrowers' secured credit agreement;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, development efforts and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the rigid packaging market;

  •
  place us at a competitive disadvantage relative to our competitors that have less debt; and

  •
  limit, along with the financial and other restrictive covenants in the documents governing our indebtedness, among other things, our ability to borrow additional funds.

  Ability to Service Debt—To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness and to fund working capital, capital expenditures, acquisitions, development efforts and other general corporate purposes depends on our ability to generate cash in the future. Similarly, the ability of guarantors of our outstanding indebtedness to make payments on and refinance their indebtedness will depend on their ability to generate cash in the future. Neither we nor such guarantors can assure you that any of us will generate sufficient cash flow from operations, or that future borrowings will be available under our subsidiary borrowers' secured credit agreement, in an amount sufficient to enable any of us to pay our indebtedness, or to fund other liquidity needs. If short term interest rates increase, our debt service cost will increase because some of our debt is subject to short term variable interest rates. Owens-Illinois annual interest expense for 2003, on a pro forma basis assuming that (1) the New Senior Notes had been issued at the beginning of 2003, (2) OBGC's 7 3/4% Senior Secured Notes due 2011 and 8 1/4% Senior Notes due 2013 had been outstanding at the beginning of 2003, and (3) the BSN Acquisition and the Plastics Sale had occurred on January 1, 2003, would have been $543.0 million. Based on the amount of variable rate debt outstanding during 2003, after giving pro forma effect to the issuance of the New Senior Notes and OBGC's 7 3/4% Senior Secured Notes due 2011 and 8 1/4% Senior Notes due 2013, and assuming that the BSN Acquisition and the Plastics Sale had occurred on January 1, 2003, a 1% increase in variable interest rates for 2003 would have increased Owens-Illinois annual pro forma interest expense by $8.7 million to $551.7 million.

        We, OBGC, the guarantors of our indebtedness and the guarantors of OBGC's indebtedness may need to refinance all or a portion of our or OBGC's indebtedness on or before maturity. If we, OBGC or such guarantors are unable to generate sufficient cash flow and are unable to refinance or extend outstanding borrowings on commercially reasonable terms or at all, we, OBGC and such guarantors may have to take one or more of the following actions:

  •
  reduce or delay capital expenditures planned for replacements, improvements and expansions;

  •
  sell assets;

  •
  restructure debt; and/or

  •
  obtain additional debt or equity financing.

        We cannot assure you that we, OBGC, the guarantors of our indebtedness or the guarantors of OBGC's indebtedness could effect or implement any of these alternatives on satisfactory terms, if at all.

  Debt Restrictions—We may not be able to finance future needs or adapt our business plans to changes because of restrictions contained in our subsidiary borrowers' secured credit agreement and the indentures and instruments governing other indebtedness.

        Our subsidiary borrowers' secured credit agreement, the indentures governing our senior notes and debentures, the indentures governing the indebtedness of our subsidiaries and certain of the agreements governing other indebtedness contain affirmative and negative covenants that limit the ability of Owens-Illinois and its subsidiaries, to take certain actions. For example, some of these indentures restrict, among other things, the ability of the issuer and its restricted subsidiaries to borrow money, pay dividends on, or redeem or repurchase, stock, make investments, create liens, enter into certain transactions with affiliates and sell certain assets or merge with or into other companies. These restrictions could adversely affect our and our subsidiaries' ability to operate our businesses and may limit our and our subsidiaries' ability to take advantage of potential business opportunities as they arise.

        Failure to comply with these or other covenants and restrictions contained in our subsidiary borrowers' secured credit agreement, the indentures or agreements governing other indebtedness could result in a default under those agreements, and the debt under those agreements, together with accrued interest, could then be declared immediately due and payable. If a default occurs under our subsidiary borrowers' secured credit agreement, the lenders could cause all of the outstanding debt obligations under such secured credit agreement to become due and payable, which would result in a default under the outstanding debt securities of Owens-Illinois and certain of its subsidiaries and could lead to an acceleration of obligations related to these obligations. A default under the secured credit agreement of our subsidiary borrowers, indentures or agreements governing other indebtedness could also lead to an acceleration of debt under other debt instruments that contain cross acceleration or cross-default provisions.

  Debt Obligations—We are dependent on the cash flow from our subsidiaries to meet our obligations. Cash flow from our subsidiaries may be restricted.

        Owens-Illinois' operations are conducted principally through indirectly owned operating subsidiaries, and therefore the company is dependent on the cash flow of its subsidiaries to meet its obligations, which are substantial. Owens-Illinois has obligations to make payments on outstanding public debt securities, to pay dividends on outstanding preferred stock, to satisfy claims of persons for exposure to asbestos-containing products and related expenses and to pay other ordinary-course obligations. Although cash flow from our subsidiaries may be available through dividends and payments on intercompany indebtedness, certain outstanding indebtedness of our subsidiaries and the secured credit agreement restrict the payment of dividends to us as well as payments on intercompany indebtedness. In addition, under applicable law, our subsidiaries may be limited in the amount that they are permitted to pay to us as dividends on their capital stock. These legal and contractual restrictions could limit the amount of cash flow available to the company to meet its substantial obligations.

  Asbestos-Related Contingent Liability—We have made, and will continue to make, substantial payments to satisfy claims of persons alleging exposure to asbestos-containing products and we may need to record additional charges in the future for estimated asbestos-related costs. These substantial payments have affected and will continue to affect our cost of borrowing and our ability to pursue acquisitions.

        We are one of a number of defendants in a substantial number of lawsuits filed in numerous state and federal courts by persons alleging bodily injury (including death) as a result of exposure to dust from asbestos fibers. From 1948 to 1958, one of our former business units commercially produced and sold approximately $40 million of a high-temperature, calcium-silicate based pipe and block insulation material containing asbestos. We exited the pipe and block insulation business in April 1958. The traditional asbestos personal injury lawsuits and claims relating to such production and sale of asbestos material typically allege various theories of liability, including negligence, gross negligence and strict liability and seek compensatory and in some cases, punitive damages in various amounts (herein referred to as "asbestos claims").

        The company believes that its ultimate asbestos-related liability (i.e., its indemnity payments or other claim disposition costs plus related legal fees) cannot be estimated with certainty. Beginning with the initial liability of $975 million established in 1993, the company has accrued a total of $2.7 billion through 2003, before insurance recoveries, for its asbestos-related liability. The company's ability to reasonably estimate its liability has been significantly affected by the volatility of asbestos-related litigation in the United States, the expanding list of non-traditional defendants that have been sued in this litigation and found liable for substantial damage awards, the continued use of litigation screenings to generate new lawsuits, the large number of claims asserted or filed by parties who claim prior exposure to asbestos materials but have no present physical impairment as a result of such exposure, and the growing number of co-defendants that have filed for bankruptcy.

        The company expects to conduct a comprehensive review of its asbestos-related liabilities and costs in connection with finalizing and reporting its results of operations for the year ended December 31, 2004. If the results of this review indicate that the existing amount of the accrued liability is insufficient to cover its estimated future asbestos-related costs, then the company will record an appropriate charge to increase the accrued liability. While the results of this review cannot be estimated at this time, the company expects that an increase of the accrued liability will be required in order to cover estimated indemnity payments and legal fees arising from asbestos personal injury lawsuits and claims filed in the next several years.

        The ultimate amount of distributions which may be required to be made by the company to fund the company's asbestos-related payments cannot be estimated with certainty. The company's reported results of operations for 2003 were materially affected by the $450 million fourth-quarter charge and asbestos-related payments continue to be substantial. Any possible future additional charge would likewise materially affect the company's results of operations in the period in which it might be recorded. Also, the continued use of significant amounts of cash for asbestos-related costs has affected and will continue to affect the cost of borrowing for the company and its subsidiaries and their ability to pursue global or domestic acquisitions.

  Funded Status of Pension Plan—Recognition of a minimum pension liability may cause a significant reduction in net worth.

        Due to broad declines in the stock market, the fair values of the assets in our U.S. pension plans have declined during the last several years. Statement of Financial Accounting Standards ("FAS") No. 87, "Accounting for Pensions," requires balance sheet recognition of a minimum liability if the fair value of plan assets is less than the accumulated benefit obligation ("ABO") at the end of the year. The fair values of our U.S. pension plans exceeded the ABO at December 31, 2003; therefore, no recognition of a minimum liability was required. However, if the ABO of any pension plan exceeds the fair value of its assets at the next measurement date of December 31, 2004, Owens-Illinois will be required to write off the related prepaid pension asset and record a liability equal to the excess of ABO over the fair value of the asset of such plan at the next measurement date of December 31, 2004. The resulting noncash charge would not reduce reported earnings. It would be recorded directly as a decrease in the Accumulated Other Comprehensive Income component of share owner's equity. While Owens-Illinois cannot estimate the minimum liability with any certainty at this time, it believes that the required adjustment would significantly reduce Owens-Illinois' net worth. For Owens-Illinois' major pension plan in the United Kingdom, the ABO exceeded the plan's assets at December 31, 2003. The required adjustment on a cumulative basis, after tax effect, reduced net worth at December 31, 2003 by $105.0 million. Even if the fair values of the U.S. plans' assets are less than ABO at December 31, 2004, Owens-Illinois believes it will not be required to make cash contributions to the U.S. plans for at least several years.

  Goodwill—A significant write down of goodwill would have a material adverse effect on our reported results of operations and net worth.

        On January 1, 2002, Owens-Illinois adopted FAS No. 142. Owens-Illinois no longer amortizes goodwill, but reviews its goodwill balance for impairment at least once a year using the business valuation methods required by FAS No. 142. These methods include the use of a weighted average cost of capital to calculate the present value of the expected future cash flows of Owens-Illinois' reporting units. Future changes in the cost of capital, expected cash flows, or other factors may cause our goodwill to be impaired, resulting in a non-cash charge against results of operations to write down goodwill for the amount of impairment. If a significant write down is required, the charge would have a material adverse effect on Owens-Illinois' reported results of operations and net worth.

  International Operations—We are subject to risks associated with operating in foreign countries.

        Owens-Illinois operates manufacturing and other facilities throughout the world. Net sales from international operations totaled approximately $4.3 billion, representing approximately 67% of Owens'- Illinois' net sales from continuing operations on a pro forma basis after giving effect to the BSN Acquisition for the year ended December 31, 2003. As a result of its international operations, Owens-Illinois are subject to risks associated with operating in foreign countries, including:

  •
  political, social and economic instability;

  •
  war, civil disturbance or acts of terrorism;

  •
  taking of property by nationalization or expropriation without fair compensation;

  •
  changes in government policies and regulations;

  •
  devaluations and fluctuations in currency exchange rates;

  •
  imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries;

  •
  imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

  •
  hyperinflation in certain foreign countries; and

  •
  impositions or increase of investment and other restrictions or requirements by foreign governments.

        The unusually severe economic, market and/or currency exchange conditions in South America adversely affected operating results in 2001, 2002 and 2003. In addition, Owens-Illinois was negatively affected in 2003 by weakness in certain South American currencies, which reduced U.S. dollar sales by South American operations by approximately $29 million. The risks associated with operating in foreign countries may have a material adverse effect on operations.

  Competition—We face intense competition from other glass container producers, as well as from makers of alternative forms of packaging. Competitive pressures could adversely affect our financial health.

        We are subject to significant competition from other glass container producers, as well as from makers of alternative forms of packaging, such as aluminum cans and plastic containers. We compete with each of our rigid packaging competitors on the basis of price, quality, service and the marketing attributes of the container and the closure. Advantages or disadvantages in any of these competitive factors may be sufficient to cause the customer to consider changing suppliers and/or to use an alternative form of packaging. Our principal competitors among glass container producers in the U.S. are Saint-Gobain Containers Co., a wholly-owned subsidiary of Compagnie de Saint-Gobain, and Anchor Glass Container Corporation.

        In supplying glass containers outside of the U.S., we compete directly with Compagnie de Saint-Gobain in Italy and Brazil, Rexam plc and Ardagh plc in the U.K., Vetropack in the Czech Republic and Amcor Limited in Australia. In other locations in Europe, we compete indirectly with a variety of glass container firms including Compagnie de Saint-Gobain, Vetropack and Rexam plc.

        In addition to competing with other large, well-established manufacturers in the glass container segment, we compete with manufacturers of other forms of rigid packaging, principally aluminum cans and plastic containers, on the basis of quality, price and service. The principal competitors producing metal containers are Crown Cork & Seal Company, Inc., Rexam plc, Ball Corporation and Silgan Holdings Inc. The principal competitors producing plastic containers are Consolidated Container Holdings, LLC, Graham Packaging Company, Plastipak Packaging, Inc. and Silgan Holdings Inc. We also compete with manufacturers of non-rigid packaging alternatives, including flexible pouches and aseptic cartons, in serving the packaging needs of juice customers.

        Pressures from competitors and producers of alternative forms of packaging have resulted in excess capacity in certain countries in the past and have led to significant pricing pressures in the rigid packaging market.

  High Energy Costs—Higher energy costs worldwide and interrupted power supplies may have a material adverse effect on operations.

        Electrical power and natural gas are vital to our operations and we rely on a continuous power supply to conduct our business. In 2003, higher energy costs worldwide impacted our glass container operations and earnings at a level that we did not anticipate, resulting in an increase of approximately $80.9 million in energy costs over 2002. Energy cost have continued to increase in 2004 resulting in an increase of approximately $7.9 for the nine month period ended September 30, 2004. If energy costs substantially increase in the future, we could experience a significant increase in operating costs, which may have a material adverse effect on future operating income.

  Integration Risks—Owens-Illinois may not be able to effectively integrate BSN or future businesses it acquires.

        In addition to the BSN Acquisition, Owens-Illinois is considering strategic transactions, including acquisitions, that will complement, strengthen and enhance growth in its worldwide glass and plastics packaging operations. We are evaluating a number of these transactions on a preliminary basis but it is not certain that any of these transactions will advance beyond the preliminary stages or be completed. The BSN Acquisition and strategic transactions, including any future acquisitions, are subject to various risks and uncertainties, including:

  •
  the inability to integrate effectively the operations, products, technologies and personnel of the acquired companies (some of which are located in diverse geographic regions) and achieve expected synergies;

  •
  the potential disruption of existing business and diversion of management's attention from day-to-day operations;

  •
  the inability to maintain uniform standards, controls, procedures and policies;

  •
  the need or obligation to divest portions of the acquired companies; and

  •
  the potential impairment of relationships with customers.

        In addition, we cannot assure you that the integration and consolidation of newly acquired businesses, including BSN, will achieve anticipated cost savings and operating synergies.

  Customer Consolidation—The continuing consolidation of Owens-Illinois' customer base may intensify pricing pressures and have a material adverse effect on operations.

        Over the last ten years, many of Owens-Illinois' largest customers have acquired companies with similar or complementary product lines. This consolidation has increased the concentration of Owens-Illinois' business with its largest customers. In many cases, such consolidation has been accompanied by pressure from customers for lower prices, reflecting the increase in the total volume of products purchased or the elimination of a price differential between the acquiring customer and the company acquired. Increased pricing pressures from Owens-Illinois customers may have a material adverse effect on operations.

  Seasonality and Raw Materials—Profitability could be affected by varied seasonal demands and the availability of raw materials.

        Due principally to the seasonal nature of the brewing, iced tea and other beverage industries, in which demand is stronger during the summer months, sales of Owens-Illinois' products have varied and are expected to vary by quarter. Shipments in the U.S. and Europe are typically greater in the second and third quarters of the year, while shipments in South America and the Asia Pacific region are typically greater in the first and fourth quarters of the year. Unseasonably cool weather during peak demand periods can reduce demand for certain beverages packaged in Owens-Illinois' containers.

        The raw materials that Owens-Illinois uses have historically been available in adequate supply from multiple sources. For certain raw materials, however, there may be temporary shortages due to weather or other factors, including disruptions in supply caused by raw material transportation or production delays. These shortages, as well as material increases in the cost of any of the principal raw materials that Owens-Illinois uses, may have a material adverse effect on operations.

  Environmental Risks—Owens-Illinois is subject to various environmental legal requirements and may be subject to new legal requirements in the future. These requirements may have a material adverse effect on operations.

        Owens-Illinois' operations and properties, both in the U.S. and abroad, are subject to extensive laws, ordinances, regulations and other legal requirements relating to environmental protection, including legal requirements governing investigation and clean-up of contaminated properties as well as water discharges, air emissions, waste management and workplace health and safety. Such legal requirements frequently change and vary among jurisdictions. Owens-Illinois' operations and properties, both in the U.S. and abroad, must comply with these legal requirements. These requirements may have a material adverse effect on operations.

        Owens-Illinois has incurred, and expects to incur, costs for its operations to comply with environmental legal requirements, and these costs could increase in the future. Many environmental legal requirements provide for substantial fines, orders (including orders to cease operations), and criminal sanctions for violations. These legal requirements may apply to conditions at properties that Owens-Illinois presently or formerly owned or operated, as well as at other properties for which Owens-Illinois may be responsible, including those at which wastes attributable to Owens-Illinois were disposed. A significant order or judgment against Owens-Illinois, the loss of a significant permit or license or the imposition of a significant fine may have a material adverse effect on operations.

        A number of governmental authorities both in the U.S. and abroad have enacted, or are considering, legal requirements that would mandate certain rates of recycling, the use of recycled materials, and/or limitations on certain kinds of packaging materials such as plastics. In addition, some companies with packaging needs have responded to such developments, and/or to perceived environmental concerns of consumers, by using containers made in whole or in part of recycled materials. Such developments may reduce the demand for some of Owens-Illinois products, and/or increase Owens-Illinois' costs, which may have a material adverse effect on operations.

  Labor Relations—Some employees of Owens-Illinois and certain of its subsidiaries are unionized or represented by workers' councils.

        Owens-Illinois is a party to a number of collective bargaining agreements with labor unions, several of which will expire in 2005, and which at December 31, 2003, covered approximately 88% of Owens-Illinois' union-affiliated employees in the U.S. Upon the expiration of any collective bargaining agreement, if Owens-Illinois is unable to negotiate acceptable contracts with labor unions, it could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. In addition, a large number of Owens-Illinois' employees are employed in countries in which employment laws provide greater bargaining or other rights to employees than the laws of the United States. Such employment rights require Owens-Illinois to work collaboratively with the legal representatives of the employees to effect any changes to labor arrangements. For example, most of Owens-Illinois' employees in Europe are represented by workers' councils that must approve any changes in conditions of employment, including salaries and benefits and staff changes, and may impede efforts to restructure Owens-Illinois' workforce. Although Owens-Illinois believes that it has a good working relationship with its employees, if Owens-Illinois' employees were to engage in a strike or other work stoppage, Owens-Illinois could experience a significant disruption of operations and/or higher ongoing labor costs, which may have a material adverse effect on operations.

  The price of Owens-Illinois common stock may be volatile and subject to wide fluctuations.

        The trading price of our common stock has fluctuated significantly since our initial public offering in 1991. The price of our common stock could be subject to wide fluctuations in the future in response to many events or factors, including those discussed in the risk factors above, as well as:

  •
  actual or anticipated fluctuations in operating results;

  •
  changes in expectations as to future financial performance or buy/sell recommendations of securities analysts;

  •
  our, or a competitor's, announcement of new products, services or innovations; and

  •
  the operating and stock price performance of other comparable companies.

        General market conditions and domestic or international macroeconomic factors unrelated to our performance may also affect the price of our common stock. For these reasons, investors should not rely on recent trends to predict future prices of our common stock or financial results.

  Our issuance of preferred stock could adversely affect holders of common stock.

        Our board of directors is authorized to issue additional series of preferred stock without any action on the part of our holders of common stock. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the price of our common stock could be adversely affected.

  A substantial number of shares of Owens-Illinois outstanding common stock may be sold in this offering, which could cause the price of our common stock to decline.

        Pursuant to this offering, certain affiliates of KKR Associates, L.P. may sell, assuming the over-allotment is exercised in full, up to 28,750,000 shares, or approximately 19.1%, of our outstanding common stock. Such sale and any future sales of a substantial number of shares of our common stock in the public market by our stockholders, or the perception that such sales may occur, could adversely affect the price of our common stock. In addition, at October 31, 2004, approximately 9.9 million shares of our common stock were issuable upon the exercise of outstanding options to purchase our common stock, and approximately 8.6 million shares of our common stock were issuable upon the conversion of our outstanding convertible preferred stock. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for sale will have on the market price of our common stock.

  Anti-Takeover Provisions—Certain provisions of our certificate of incorporation, bylaws and the Delaware General Corporate Law may have possible anti-takeover effects.

        Some of the provisions of our certificate of incorporation and bylaws could discourage, delay or prevent an acquisition of our business at a premium price. The provisions:

  •
  permit the board of directors to increase its own size and fill the resulting vacancies;

  •
  provide for a board composed of three classes of directors with each class serving a staggered three-year term; and

  •
  authorize the issuance of additional shares of preferred stock in one or more series without a stockholder vote.

        In addition, subject to certain exceptions, Section 203 of the Delaware General Corporate Law also imposes restrictions on certain business combinations between us and certain holders of 15% or more of our common stock.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock is listed on the New York Stock Exchange under the symbol "OI". The following table sets forth on a per share basis the high and low closing sales prices on the New York Stock Exchange for our common stock for the periods indicated.

	High	Low
Year ended December 31, 2002:
First Quarter	$17.00	$9.98
Second Quarter	$19.19	$13.74
Third Quarter	$14.00	$10.50
Fourth Quarter	$15.70	$10.01
Year ended December 31, 2003:
First Quarter	$15.50	$7.98
Second Quarter	$13.91	$8.50
Third Quarter	$14.46	$10.53
Fourth Quarter	$12.40	$10.77
Year ended December 31, 2004:
First Quarter	$14.02	$10.98
Second Quarter	$16.78	$13.56
Third Quarter	$16.90	$14.01
Fourth Quarter (through November 23, 2004)	$20.61	$15.56

         The last reported sale price of our common stock on November 23, 2004 on the New York Stock Exchange was $20.55 per share. As of September 30, 2004, there were approximately 1,436 registered holders of record of our common stock. No dividends have been declared or paid since our initial public offering in December 1991. We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. In addition, payment of dividends by us to holders of our common stock is restricted by our subsidiary borrowers' secured credit agreement and the indentures relating to the OBGC senior notes. Any future determination to pay dividends our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

FORWARD LOOKING STATEMENTS

        This prospectus supplement includes and incorporates by reference "forward-looking statements," as defined by federal securities laws, with respect to Owens-Illinois' financial condition, results of operations and business and its expectations or beliefs concerning future events. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "likely," "will," "would," "could" and similar expressions or phrases identify forward-looking statements.

        All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

        Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following: (1) foreign currency fluctuations relative to the U.S. dollar, (2) changes in capital availability or cost, including interest rate fluctuations, (3) the general political, economic and competitive conditions in markets and countries where Owens-Illinois and its affiliates have operations, including disruptions in the supply chain, competitive pricing pressures, inflation or deflation, and changes in tax rates and laws, (4) consumer preferences for alternative forms of packaging, (5) fluctuations in raw material and labor costs, (6) availability of raw materials, (7) costs and availability of energy, (8) transportation costs, (9) consolidation among competitors and customers, (10) the ability of Owens-Illinois to integrate operations of acquired businesses and achieve expected synergies, (11) unanticipated expenditures with respect to environmental, safety and health laws, (12) the performance by customers of their obligations under purchase agreements and (13) the timing and occurrence of events which are beyond our and our affiliates control, including events related to asbestos-related claims. It is not possible to foresee or identify all such factors. Any forward-looking statements in this document are based on certain assumptions and analyses made by the company in light of its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate in the circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. While the company continually reviews trends and uncertainties affecting the company's results of operations and financial condition, the company does not intend to update any particular forward-looking statements contained in this document.

USE OF PROCEEDS

        Owens-Illinois will not receive any of the proceeds from the sale of the shares by the selling stockholders. The selling stockholders will receive all net proceeds from the sale of shares of common stock offered by this prospectus supplement.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data for Owens-Illinois presented below relates to each of the five years in the period ended December 31, 2003 and the nine month periods ended September 30, 2004 and 2003, respectively. The financial data for each of the three years in the period ended December 31, 2003 were derived from Owens-Illinois' audited consolidated financial statements. The financial data for each of the two years in the period ended December 31, 2000 and 1999 were derived from unaudited consolidated financial statements. The financial data for the nine month periods ended September 30, 2004 and 2003 were derived from the unaudited consolidated financial statements of Owens-Illinois, which in the opinion of management, reflect all adjustments necessary, consisting only of normal recurring adjustments, for a fair presentation of the interim period financial data. The results for the nine month period ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year. You should read this data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein, and our financial statements and related notes contained in our Current Report on Form 8-K filed with the SEC on November 22, 2004, and incorporated by reference in this prospectus.

	Years ended December 31,					Nine months ended September 30,
	2003	2002	2001	2000	1999	2004	2003
	(Dollar amounts in millions)
Consolidated operating results (a):
Net sales	$4,975.6	$4,621.2	$4,343.7	$4,513.2	$4,576.0	$4,402.7	$3,711.5
Other revenue (b)	90.2	110.0	599.2	253.0	253.3	82.2	64.7

	5,065.8	4,731.2	4,942.9	4,766.2	4,829.3	4,484.9	3,776.2
Costs and expenses:
Manufacturing, shipping and delivery	3,967.9	3,572.9	3,359.3	3,533.4	3,572.1	3,543.3	2,942.8
Research, engineering, selling, administrative and other (c)	1,106.1	848.6	572.4	1,259.4	470.9	321.9	393.1
Interest expense (d)	429.8	372.2	360.3	395.2	349.9	324.4	324.9

Earnings (loss) from continuing operations before items below	(438.0)	(62.5)	650.9	(421.8)	436.4	295.3	115.4
Provision (credit) for income taxes (e)	(133.7)	(49.8)	266.4	(164.0)	147.4	82.7	36.7
Minority share owners' interests in earnings of subsidiaries	25.8	25.5	19.5	20.7	11.7	22.2	16.7

Earnings (loss) from continuing operations before cumulative effect of accounting change	(330.1)	(38.2)	365.0	(278.5)	277.3	190.4	62.0
Net earnings (loss) of discontinued operations	(660.7)	38.0	(8.4)	8.8	21.0	9.6	18.3
Cumulative effect of accounting change (f)		(460.0)

Net earnings (loss)	$(990.8)	$(460.2)	$356.6	$(269.7)	$298.3	$200.0	$80.3

	Years ended December 31,					Nine months ended September 30,
	2003	2002	2001	2000	1999	2004	2003
	(Dollar amounts in millions, except per share data)
Basic net earnings per share of common stock:
Earnings (loss) from continuing operations	$(2.39)	$(0.41)	$2.36	$(2.06)	$1.66	$1.18	$0.31
Net earnings (loss) of discontinued operations	(4.50)	0.26	(0.06)	0.06	0.14	0.06	0.13
Cumulative effect of accounting change		(3.14)

Net (loss) earnings	$(6.89)	$(3.29)	$2.30	$(2.00)	$1.80	$1.24	$0.44

Weighted average shares outstanding (thousands)	146,914	146,616	145,456	145,983	153,804	147,561	146,894

Diluted net earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$(2.39)	$(0.41)	$2.36	$(2.06)	$1.65	$1.17	$0.31
Net earnings (loss) of discontinued operations	(4.50)	0.26	(0.06)	0.06	0.14	0.06	0.13
Cumulative effect of accounting change		(3.14)

Net earnings (loss)	$(6.89)	$(3.29)	$2.30	$(2.00)	$1.79	$1.23	$0.44

Weighted diluted average shares (thousands)	146,914	146,616	145,661	145,983	155,209	149,098	147,624

Other data:
The following are included in net earnings from continuing operations:
Depreciation	$391.9	$353.4	$335.9	$404.4	$395.7	$319.2	$289.4
Amortization of goodwill			55.9	58.6	61.3
Amortization of intangibles	21.4	21.5	21.8	17.9	22.4	17.6	14.9
Amortization of deferred finance fees (included in interest expense)	14.4	16.1	15.0	8.2	6.5	10.2	10.3

Balance sheet data (at end of period):
Working capital (current assets less current liabilities)	$758	$590	$756	$764	$837	$537	$809
Total assets	9,531	9,869	10,107	10,343	10,756	11,397	10,244
Total debt	5,426	5,346	5,401	5,850	5,939	6,587	5,502
Share owners' equity	1,003	1,671	2,152	1,883	2,350	1,202	1,924

(a)
Amounts related to Owens-Illinois' plastic blow-molded container business have been reclassified to discontinued operations as a result of the Plastics Sale. Amounts for the nine months ended September 30, 2004 include the results of BSN from the date of its acquisition on June 21, 2004.

(b)
Amount for 2004 includes a gain of $20.6 million ($14.5 million after tax) for the sale of certain real property.

  Amount for 2001 includes: (1) a gain of $457.3 million ($284.4 million after tax) related to the sale of the Harbor Capital Advisors business and (2) gains totaling $13.1 million ($12.0 million after tax) related to the sale of the label business and the sale of a minerals business in Australia.

  Amount for 1999 includes gains totaling $40.8 million ($23.6 million after tax and minority share owners' interests) related to the sales of a U.S. glass container plant and a mold manufacturing business in Colombia.

(c)
Amount for 2003 includes charges totaling $694.2 million ($490.5 million after tax) and amount for nine months ended September 30 2003, includes charges totaling $103.3 million ($78.6 million after tax). Amounts for the year ended December 31, 2003 and the nine months ended September 30, 2003, include charges for the following: (1) $37.4 million (pretax and after tax) for the loss on the sale of long-term notes receivable; (2) $37.4 million ($23.4 million after tax) for the estimated loss on the sale of certain closures assets; and (3) $28.5 million ($17.8 million after tax) for the permanent closure of the Hayward, California glass container factory. In addition, the amount for the year ended December 31, 2003, includes fourth quarter charges for the following: (1) $450 million ($292.5 million after tax) for increase the reserve for estimated future asbestos-related costs; (2) $50.0 million (pretax and after tax) write-down of an equity investment in a soda ash mining operation; (3) $43.0 million ($30.1 million after tax) for the write-down of Plastics Packaging assets in the Asia Pacific region; (4) $23.9 million ($17.4 million after tax) for the shutdown of the Perth, Australia glass container factory; (5) $20.1 million ($19.5 million after tax) for the shutdown of the Milton, Ontario glass container factory; and (6) $3.9 million ($2.4 million after tax) for an additional loss on the sale of certain closures assets.

  Amount for 2002 includes $475.0 million ($308.8 million after tax) to increase the reserve for estimated future asbestos-related costs.

  Amount for 2001 includes charges totaling $133.7 million ($109.2 million after tax and minority share owners' interests) for the following: (1) charges of $66.1 million ($55.3 million after tax and minority share owners' interests) related to restructuring and impairment charges at certain of the company's international glass operations, principally Venezuela and Puerto Rico, as well as certain other domestic and international operations; (2) a charge of $31.0 million (pretax and after tax) related to the loss on the sale of the company's facilities in India; (3) charges of $28.7 million ($18.0 million after tax) related to special employee benefit programs; and (4) a charge of $7.9 million ($4.9 million after tax) related to restructuring manufacturing capacity in the medical devices business.

  Amount for 2000 includes charges totaling $791.9 million ($509.1 million after tax and minority share owner's interests) for the following: (1) $550.0 million ($342.1 million after tax) to increase the reserve for estimated future asbestos-related costs; (2) $122.4 million ($77.3 million after tax and minority share owners' interest) related to the consolidation of manufacturing capacity; (3) a net charge of $46.0 million ($28.6 million after tax) related to early retirement incentives and special termination benefits for 350 United States salaried employees; (4) $40.0 million (pre tax and after tax) related to the impairment of property, plant and equipment at the company's facilities in India; and (5) $33.5 million ($21.1 million after tax and minority share owners' interests) related principally to the write-off of software and related development costs.

  Amount for 1999 includes charges totaling $20.8 million ($14.0 million after tax and minority share owners' interests) related principally to restructuring costs and write-offs of certain assets in Europe and Latin America.

(d)
Amounts for the year ended December 31, 2003, and the nine months ended September 30, 2003, include a charge of $13.2 million ($8.2 million after tax) for note repurchase premiums.

  Amount for 2001 includes a net interest charge of $4.0 million ($2.8 million after tax) related to interest on the resolution of the transfer of pension assets and liabilities for a previous acquisition and divestiture.

  Includes additional interest charges for the write off of unamortized deferred financing fees related to the early extinguishment of debt as follows: 2003—$1.3 million ($0.9 million after tax); 2002—$9.1 million ($5.7 million after tax); 2001—$4.7 million ($2.9 million after tax); 1999—$0.9 million (or $0.6 million after tax).

(e)
Amount for 2001 includes a $6.0 million charge to adjust tax liabilities in Italy as a result of a change in legislation.

  Amount for 2000 includes a benefit of $9.3 million to adjust net income tax liabilities in Italy as a result of recent legislation.

(f)
On January 1, 2002, the company adopted FAS No. 142. As required by FAS No. 142, the company changed its method of accounting for goodwill and discontinued amortization of goodwill effective January 1, 2002. Also as required by FAS No. 142, the transitional goodwill impairment loss of $460.0 million is recognized as the cumulative effect of a change in method of accounting.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Summary—Nine months ended September 30, 2004 and 2003

        For the nine months ended September 30, 2004, Owens-Illinois reported earnings from continuing operations of $190.4 million, or $128.4 million higher than the first nine months of 2003 earnings from continuing operations of $62.0 million. The first nine months of 2004 earnings included an aftertax gain on the sale of certain real property that increased earnings by $14.5 million ($20.6 million pretax). The first nine months of 2003 earnings were reduced by the following: (1) an aftertax charge of $9.1 million ($14.5 million pretax) for note repurchase premiums and write-off of finance fees, (2) an aftertax charge of $37.4 million ($37.4 million pretax) from the loss on the sale of long-term notes receivable, (3) an aftertax charge of $23.4 million ($37.4 million pretax) for the estimated loss on the sale of certain closure assets, and (4) an aftertax charge of $17.8 million ($28.5 million pretax) for the permanent closure of a glass container factory. The first nine months of 2004 benefited from improved pricing in glass containers and plastics packaging, improved shipments, productivity improvements and overhead cost reductions. The first nine months of 2004 included the step-up effect of the finished goods inventory acquired in the BSN Acquisition late in the second quarter of 2004 that reduced gross profit by approximately $31.1 million. The first nine months of 2004 earnings were also reduced by higher energy costs and reduced pension income. Net earnings of $200.0 million and $80.3 million for the first nine months of 2004 and 2003, respectively, reflect earnings from discontinued operations of $9.6 million and $18.3 million for the first nine months of 2004 and 2003, respectively.

        At September 30, 2004, Owens-Illinois had total assets of $11.4 billion compared with total assets of $10.2 billion at September 30, 2003. The total assets at September 30, 2004 included $280.8 million of current assets and $921.2 million of non-current assets that related to the discontinued operations discussed further below. The statement of financial position also included $122.4 million of current liabilities and $44.8 million of non-current liabilities at September 30, 2004 that related to the discontinued operations.

Results of Operations—Comparison of nine months ended September 30, 2004 with nine months ended September 30, 2003

Net Sales

        Owens-Illinois' net sales by segment (dollars in millions) for the first nine months of 2004 and 2003 are presented in the following table. The Plastics Packaging amounts reflect the continuing operations and therefore, the results of the discontinued operations have been reclassified from the 2004 and 2003 amounts. For further information, see Segment Information included in Note 8 to the Condensed Consolidated Financial Statements.

	2004	2003
Glass Containers	$3,826.1	$3,116.5
Plastics Packaging	576.6	595.0

Segment and consolidated net sales	$4,402.7	$3,711.5

        Consolidated net sales for the nine months of 2004 increased $691.2 million, or 18.6%, to $4,402.7 million from $3,711.5 million in the first nine months of 2003.

        Net sales of the Glass Containers segment increased $709.6 million, or 22.8%, over the first nine months of 2003. In North America, sales for the first nine months of 2004 were $31.6 million higher than sales the first nine months of 2003. The higher sales resulted principally from increased selling prices as unit shipments declined by about 2% overall. The decrease in unit shipments was more than accounted for by the previously disclosed loss of a beverage container customer. Shipments of beer and malt beverage containers in the first nine months increased by approximately 5% from the first nine months of 2003 primarily due to the increase in business from a significant malt beverage customer. Shipments of containers for wine and spirits were also higher for the first nine months of 2004; however shipments of containers for tea, juice and other beverages were lower. The combined U.S. dollar sales of the segment's operations outside of North America increased $678.0 million over the first nine months of 2003. The increase resulted from a number of factors, including: (1) the additional sales from the acquired BSN businesses; (2) improved prices in South America, Europe and the Asia Pacific region; (3) improved product sales mix Europe; and (4) currency translation.

        The change in net sales for the Glass Containers segment can be summarized as follows:

2003 Net sales—Glass Containers segment		$3,116.5
Additional sales from BSN businesses	$415.9
The effects of sales volume, price and mix	157.4
The effects of changing foreign currency rates on net sales in Europe and Asia Pacific	133.5
The effects of changing foreign currency rates on net sales in South America	(4.4)
Other	7.2

Total net effect on sales		709.6

2004 Net sales—Glass Containers segment		$3,826.1

        Net sales of the Plastics Packaging segment decreased $18.4 million, or 3.1%, from the first nine months of 2003. The lower sales reflected the absence of sales from certain closures assets that were divested in the fourth quarter of 2003 and Asia Pacific plastic operations that were divested in the second quarter of 2004. Increased resin prices passed through to customers and stronger currencies in Europe and the Asia Pacific region partially offset these reductions.

        The change in net sales for the Plastics Packaging segment can be summarized as follows:

2003 Net sales—Plastics Packaging segment		$595.0
Divested businesses	$(62.7)
Effects of higher resin cost pass-throughs	10.5
The effects of changing foreign currency rates on net sales in Europe and Asia Pacific	19.1
The effects of changing foreign currency rates on net sales in South America	(3.6)
Other	18.3

Total net effect on sales		(18.4)

2004 Net sales—Plastics Packaging segment		$576.6

Segment Operating Profit

        The company's measure of profit for its reportable segments is Segment Operating Profit, which consists of consolidated earnings from continuing operations before interest income, interest expense, provision for income taxes and minority share owners' interests in earnings of subsidiaries and excludes amounts related to certain items that management considers not representative of ongoing operations. The company's management uses Segment Operating Profit, in combination with selected cash flow information, to evaluate performance and to allocate resources.

        Operating Profit for product segments includes an allocation of some corporate expenses based on both a percentage of sales and direct billings based on the costs of specific services provided. For the company's U.S. pension plans, net periodic pension cost (credit) has been allocated to product segments. The information below is presented on a continuing operations basis, and therefore, the prior period amounts for Plastics Packaging have been restated to remove the discontinued operations. In addition, certain Glass Container amounts from prior year have been reclassified to conform to current year presentation. For further information, see Segment Information included in Note 8 to the Condensed Consolidated Financial Statements.

	2004	2003
Glass Containers	$564.8	$516.9
Plastics Packaging	95.3	74.4
Eliminations and other retained items	(71.2)	(65.0)

        Segment Operating Profit of the Glass Containers segment for the first nine months of 2004 increased $47.9 million, or 9.3%, to $564.8 million, compared with Segment Operating Profit of $516.9 million in the first nine months of 2003. In North America, Segment Operating Profit for the first nine months of 2004 decreased $16.9 million from the first nine months of 2003. The benefits of higher selling prices and a more favorable product sales mix were more than offset by a number of unfavorable effects, including: (1) lower production resulting from increased furnace repair activity this year and to control inventories consistent with the company's working capital goals; (2) increased freight expense reflecting higher diesel fuel costs; and (3) a reduction in pension income. Also contributing to this decline was a 2% decline in unit shipments that was the result of the previously disclosed loss of a beverage customer. This decline in shipments of beverage containers was partially offset by increased shipments of containers for beer, wine, and liquor. The combined U.S. dollar Segment Operating Profit of the segment's operations outside North America increased $64.9 million over the first nine months of 2003. The increase was partially attributed to overall improved pricing in Europe and the Asia Pacific region, improved productivity in South America and Europe as well as increased shipments in South America, Europe and the Asia Pacific region. These increases were partially offset by increased energy costs in Europe and the Asia Pacific region. The Segment Operating Profit contribution from BSN for the first nine months of 2004 includes a reduction in gross profit of $31.1 million related to the impact of the acquisition step-up of BSN finished goods inventory as required by SFAS No. 141.

        The change in Segment Operating Profit for the Glass Containers segment can be summarized as follows:

2003 Segment Operating Profit—Glass Containers		$516.9
The effects of sales volume, price and mix	$81.7
Additional Segment Operating Profit from BSN businesses	0.5
Increased delivery, warehouse and shipping costs	(16.2)
Higher energy costs	(9.1)
Lower pension income	(18.3)
The effects of changing foreign currency rates on Segment Operating Profit in Europe and Asia Pacific	25.0
The effects of changing foreign currency rates on Segment Operating Profit in South America	(2.9)
Other	(12.8)

Total net effect on Segment Operating Profit		47.9

2004 Segment Operating Profit—Glass Containers		$564.8

        Segment Operating Profit of the Plastics Packaging segment for the first nine months of 2004 increased $20.9 million, or 28.1%, to $95.3 million compared with Segment Operating Profit of $74.4 million in the first nine months of 2003. The increase is primarily attributable to improved productivity and higher unit shipments. These increases were partially offset by higher delivery, warehouse, shipping and other manufacturing costs, as well as lower pension income.

        The change in Segment Operating Profit for the Plastics Packaging segment can be summarized as follows:

2003 Segment Operating Profit—Plastics Packaging		$74.4
The effects of improved productivity	$4.4
The effects of increased sales volume	7.5
Increased delivery, warehouse, shipping and other manufacturing costs	(3.8)
Lower pension income	(1.7)
The non-recurrence of a write-off of miscellaneous assets	4.0
Other	10.5

Total net effect on Segment Operating Profit		20.9

2004 Segment Operating Profit—Plastics Packaging		$95.3

        Eliminations and other retained items for the first nine months of 2004 were $6.2 million higher than the first nine months of 2003. A $1.5 million reduction in pension income, higher legal and professional services costs in the first quarter of 2004 resulting in part from compliance with the Sarbanes-Oxley Act of 2002 and higher retention of property and casualty losses were the primary reasons for the increase. These increases were partially offset by lower spending on information systems costs as compared to prior year.

Interest Expense

        Interest expense decreased to $324.4 million for the first nine months of 2004 from $324.9 million for the first nine months of 2003. Interest expense for the first nine months of 2004 included the write-off of finance fees of $2.7 million. Interest expense for the first nine months of 2003 included note repurchase premiums and the write-off of finance fees totaling $14.5 million. Excluding these charges, interest expense increased $11.3 million. The higher interest in 2004 reflects additional interest as a result of higher debt related to the BSN Acquisition. Partially offsetting this increase were lower interest expense that was principally the result of savings from the December 2003 repricing of our subsidiary borrowers' secured credit agreement and approximately $17 million in interest savings as a result of the company's fixed-to-floating interest rate swap on a portion of its fixed-rate debt.

Minority Share Owners' Interest in Earnings of Subsidiaries

        Minority share owners' interest in earnings of subsidiaries for the first nine months of 2004 was $22.2 million compared to $16.7 million for the first nine months of 2003. The increase is primarily attributed to higher earnings from the company's operations in Venezuela and Brazil.

Provision for Income Taxes

        The company's effective tax rate from continuing operations for the nine months ended September 30, 2004 was 28.0%. Excluding the effects of the gain on the sale of certain real property excluded from Segment Operating Profit discussed above, the company's effective tax rate from continuing operations for the nine months ended September 30, 2004 was 27.9%. This compares to an effective tax rate from continuing operations for the year ended December 31, 2003 of 27.9%, excluding the effects of certain items as discussed below.

Executive Overview—Year ended December 2003 and 2002

        For the year ended December 31, 2003, the company reported a loss from continuing operations of $330.1 million, or $291.9 million lower than the year ended December 31, 2002 loss from continuing operations before cumulative effect of accounting change of $38.2 million.

        The following items reduced 2003 results as compared to 2002 results:

  •
  The write-down of plastics packaging assets in the Asia Pacific region that reduced earnings by $30.1 million ($43.0 million pretax)

  •
  The loss on the sale of long-term notes receivable that reduced earnings by $37.4 million ($37.4 million pretax)

  •
  The loss on the sale of certain closure assets that reduced earnings by $25.8 million ($41.3 million pretax)

  •
  The shutdown of three glass container factories in Hayward, California, Milton, Ontario and Perth, Australia that reduced earnings by $54.7 million ($72.5 million pretax)

  •
  The write-down of an equity investment that reduced earnings by $50.0 million ($50.0 million pretax)

  •
  Also affecting the 2003 results were the effects of higher natural gas costs, reduced pension income, continued price pressure in certain of the company's Plastics Packaging business, a national strike in Venezuela that lasted from December of 2002 until early 2003 and higher interest expense as further discussed below

        The 2003 results were increased as compared to the 2002 results by higher unit prices in most of the company's Glass Container segment, higher unit shipments of closures and the effects of changing foreign currency rates. Also affecting the comparison, in 2003 the company recorded a charge to increase the reserve for asbestos related costs that reduced earnings by $292.5 million ($450.0 million pretax) compared to a 2002 charge that reduced earnings by $308.8 million ($475.0 million pretax)

        A net loss of $990.8 million for 2003 includes a loss from discontinued operations of $660.7 million reflecting an impairment charge of $670.0 million to reduce the reported value of goodwill in the consumer products reporting unit. A net loss of $460.2 million for 2002 reflects earnings from discontinued operations of $38.0 million and a cumulative effect of accounting change of $460.0 million.

Results of Operations—Comparison of 2003 with 2002

Net Sales

        The company's net sales by segment (dollars in millions) for 2003 and 2002 are presented in the following table. The Plastics Packaging amounts reflect the continuing operations and therefore, the results of the discontinued operations have been reclassified from the 2003 and 2002 amounts. For further information, see Segment Information included in Note 18 to the Consolidated Financial Statements.

	2003	2002
Glass Containers	$4,182.9	$3,875.2
Plastics Packaging	792.7	746.0

Segment and consolidated net sales	$4,975.6	$4,621.2

        Consolidated net sales for 2003 increased $354.4 million, or 7.7%, to $4,975.6 million from $4,621.2 million for 2002.

        Net sales of the Glass Containers segment increased $307.7 million, or 7.9%, over 2002. In North America, a $22.1 million decrease in sales was primarily attributed to a 4.9% reduction in unit shipments. Overall cool and damp weather conditions in the United States and Canada during the spring and summer caused lower demand, principally for beer containers. The North American glass container business also had lower unit shipments of containers for food and beverages, principally juice and teas, as certain of these products continued to convert to plastic packaging. The effects of changing foreign currency exchange rates increased reported U.S. dollar sales of the segment's operations in Canada by approximately $19 million. The combined U.S. dollar sales of the segment's operations outside of North America increased $329.8 million over 2002. The effects of changing foreign currency exchange rates increased reported U.S. dollar sales of the segment's operations in Europe and the Asia Pacific region by approximately $253 million and decreased reported U.S. dollar sales of the segment's operations in South America by approximately $29 million. The increase was also partially attributed to a 7% increase in unit shipments and higher prices in the European businesses (principally in Italy and the United Kingdom), higher prices in South America and the Asia Pacific region, and increased unit shipments in Brazil. Overall unit shipments in the Asia Pacific region were about equal to unit shipments for 2002. These increases were partially offset by a less favorable sales mix in the Asia Pacific region and lower unit shipments throughout most of South America, excluding Brazil, and from the effects of a national strike in Venezuela that began in early December 2002 and ended in early 2003. The strike caused energy supply curtailments that forced The company to temporarily idle its two plants in the country, adversely affecting net sales by approximately $20 million. The effects of the strike primarily impacted the first quarter of 2003.

        The change in net sales for the Glass Containers segment can be summarized as follows:

2002 Net sales—Glass Containers segment		$3,875.2
The effects of sales volume, price and mix	$101.6
The effects of the national strike in Venezuela	(20.9)
The effects of changing foreign currency rates on net sales in Europe, Asia Pacific and Canada	271.7
The effects of changing foreign currency rates on net sales in South America	(29.3)
Other	(15.4)

Total net effect on sales		307.7

2003 Net sales—Glass Containers segment		$4,182.9

        Net sales of the Plastics Packaging segment increased $46.7 million, or 6.3%, over 2002. Unit shipments increased by approximately 10.9% overall, led by increased shipments of closures for beverages, food, juices and healthcare. These increases were offset by lower selling prices in most of the segment's businesses and the absence of sales from the closures assets divested in November of 2003. The effects of higher resin cost pass-throughs increased sales for 2003 by approximately $19.7 million compared with 2002.

        The change in net sales for the Plastics Packaging segment can be summarized as follows:

2002 Net sales—Plastics Packaging segment		$746.0
The effect of sales volume, price and mix	$17.8
Divested businesses	(15.3)
Effects of higher resin cost pass-throughs	19.7
The effects of changing foreign currency rates on net sales the Asia Pacific region	26.4
Other	(1.9)

Total net effect on sales		46.7

2003 Net sales—Plastics Packaging segment		$792.7

Segment Operating Profit

        The company's Segment Operating Profit results (dollars in millions) for 2003 and 2002 are presented in the following table. The Plastics Packaging Segment Operating Profit amounts reflect the continuing operations, and therefore the results of the discontinued operations have been reclassified from the 2003 and 2002 amounts. In addition, certain Glass Container amounts from prior years have been reclassified to conform to current year presentation. For further information, see Segment Information included in Note 18 to the Consolidated Financial Statements.

	2003	2002
Glass Containers	$658.8	$709.0
Plastics Packaging	98.7	136.0
Eliminations and other retained items	(91.9)	(83.1)

        Segment Operating Profit of the Glass Containers segment for 2003 decreased $50.2 million, or 7.1%, to $658.8 million, compared with Segment Operating Profit of $709.0 million for 2002. In North America, Segment Operating Profit for 2003 decreased $107.7 million from 2002. The decrease resulted from higher energy costs of $45.5 million, lower pension income of approximately $32 million and lower unit shipments, particularly beer containers, resulting primarily from overall cool and damp weather conditions in the United States and Canada during the spring and summer, partially offset by higher unit pricing compared to 2002. The company also took extended Thanksgiving and Christmas shutdowns at its U.S. factories to reduce inventory. The combined U.S. dollar Segment Operating Profit of the segment's operations outside North America increased $57.5 million over 2002. The increase was attributed to increased unit shipments, improved productivity, and higher prices in the European businesses (principally in Italy and the United Kingdom), higher pricing in South America and the Asia Pacific region and increased shipments in Brazil. These increases were partially offset by increased energy costs totaling $34.9 million in Europe, South America and the Asia Pacific region, a less favorable sales mix in the Asia Pacific region, lower unit shipments throughout most of South America, except Brazil, and the effects of a national strike in Venezuela that began in early December 2002. The strike caused energy supply curtailments that forced the company to temporarily idle its two plants in the country, adversely affecting Segment Operating Profit by approximately $10 million. The effects of the strike primarily impacted the first quarter of 2003. In addition, the effects of changing foreign currency exchange rates increased reported U.S. dollar Segment Operating Profit of the segment's operations in Europe and the Asia Pacific region by approximately $43 million and decreased reported U.S. dollar Segment Operating Profit of the segment's operations in South America by approximately $6 million.

        The change in Segment Operating Profit for the Glass Containers segment can be summarized as follows:

2002 Segment Operating Profit—Glass Containers		$709.0
The effects of sales volume, price and mix	$64.4
Increased warehouse and other manufacturing costs	(24.4)
Higher energy costs	(80.4)
Lower pension income in North America	(31.9)
Lower pension income in Europe and the Asia Pacific region	(7.2)
The effects of the national strike in Venezuela	(10.1)
The effects of changing foreign currency rates on Segment Operating Profit in Europe and Asia Pacific	42.6
The effects of changing foreign currency rates on Segment Operating Profit in South America	(5.9)
Other	2.7

Total net effect on Segment Operating Profit		(50.2)

2003 Segment Operating Profit—Glass Containers		$658.8

        Segment Operating Profit of the Plastics Packaging segment for 2003 decreased $37.3 million, or 27.4%, to $98.7 million compared to Segment Operating Profit of $136.0 million for 2002. Unit shipments increased by approximately 10.9% overall, led by increased shipments of closures for beverages, food, juices and healthcare. However, the change in product mix and lower selling prices for most of the segment's businesses more than offset the effects of increased shipments. Other factors that unfavorably affected Segment Operating Profit in 2003 compared to 2002 were: (1) reduced Segment Operating Profit of $14.5 million for the segment's advanced technology systems business, as a major customer discontinued production in the U.S. and relocated that production to Singapore; (2) the write-off of $4.0 million of miscellaneous assets that were no longer being utilized and (3) lower pension income of approximately $4.4 million.

        The change in Segment Operating Profit for the Plastics Packaging segment can be summarized as follows:

2002 Segment Operating Profit—Plastics Packaging		$136.0
The effects of price and volume	$(7.5)
Increased delivery, warehouse, shipping and other manufacturing costs	(5.5)
Lower pension income	(4.4)
Effects of a customer relocating to Singapore	(14.5)
The write-off of miscellaneous assets	(4.0)
Other	(1.4)

Total net effect on Segment Operating Profit		(37.3)

2003 Segment Operating Profit—Plastics Packaging		$98.7

        Eliminations and other retained items for 2003 were $8.8 million higher than for 2002. The principal reasons for the higher costs were: (1) $4.6 million reduction in pension income; (2) the write-off of software initiatives that the company decided not to pursue; and (3) accelerated amortization of certain information system assets scheduled for replacement in 2004.

        Consolidated Segment Operating Profit for 2003 was $665.6 million and excluded the following: (1) charges of $50.0 million for the write-down of an equity investment in a soda ash mining operation; (2) a charge of $450.0 million to increase the reserve for estimated future asbestos-related costs; (3) a charge of $43.0 million for the write-down of Plastics Packaging assets in the Asia Pacific region; (4) a loss of $41.3 million on the sale of certain closures assets; (5) a loss of $37.4 million from the sale of long-term notes receivable; and (6) capacity curtailment charges totaling $72.5 million which includes $28.5 million for the permanent closure of the Hayward, California glass container factory, $23.9 million for the shutdown of the Perth, Australia glass container factory and $20.1 million for the shutdown of the Milton, Ontario glass container factory. These items, which are all discussed further below, were excluded from Segment Operating Profit because management considered them not representative of ongoing operations. Consolidated Segment Operating Profit for 2002 was $761.9 million and excluded a charge of $475.0 million to increase the reserve for estimated future asbestos-related costs.

Interest Expense

        Interest expense increased to $429.8 million in 2003 from $372.2 million in 2002. Interest expense for 2003 included charges of $13.2 million for note repurchase premiums and related write-off of unamortized finance fees and $1.3 million for the write-off of unamortized finance fees related to the reduction of available credit under the company's previous bank credit agreement. Interest expense for 2002 included a charge of $9.1 million for early extinguishment of debt which was reclassified from extraordinary items as required by FAS No. 145. For more information, see Note 16 to the Consolidated Financial Statements. Exclusive of these items in both years, interest expense for 2003 was $52.2 million higher than in 2002. The higher interest expense in 2003 was mainly due to the issuance of fixed rate notes totaling $1.625 billion in 2002 and $900 million in May 2003. The proceeds from the notes were used to repay lower cost, variable rate debt borrowed under our subsidiary borrowers' secured credit agreement. Higher debt levels in 2003 also contributed to the increase. Lower interest rates in 2003 on the company's remaining variable rate debt partially offset the increase.

Provision for Income Taxes

        The company's effective tax rate from continuing operations for 2003 was (30.5)%. Excluding the effects of items excluded from Segment Operating Profit discussed above and the additional interest charges for early retirement of debt, the company's effective tax rate from continuing operations for 2003 was 27.9%. The company's effective tax rate from continuing operations for 2002 was (79.7)%. Excluding the effects of items excluded from Segment Operating Profit discussed above and the additional interest charges for the early retirement of debt, the company's effective tax rate from continuing operations for 2002 was 28.4%. The lower adjusted effective tax rate in 2003 is principally due to a change in Italian tax laws, including a rate decrease that was enacted late in the fourth quarter of 2003.

Minority Share Owners' Interest in Earnings of Subsidiaries

        Minority share owners' interest in earnings of subsidiaries for 2003 was $25.8 million compared to $25.5 million for 2002.

Earnings from Continuing Operations

        For 2003, the company recorded a net loss from continuing operations of $330.1 million compared to a net loss from continuing operations before cumulative effect of accounting change of $38.2 million for the year ended December 31, 2002. The aftertax effects of the items excluded from Segment Operating Profit and the additional interest charges discussed above, increased or decreased earnings in 2003 and 2002 as set forth in the following table (millions of dollars).

	Net Earnings Increase (Decrease)
Description	2003	2002
Write-down of equity investment	$(50.0)	$—
Write-down of Plastics Packaging assets in the Asia Pacific-region	(30.1)
Increase in the reserve for future asbestos related costs	(292.5)	(308.8)
Loss on the sale of long-term notes receivable	(37.4)
Loss on the sale of certain closures assets	(25.8)
Shutdown of the Milton, Ontario glass container factory	(19.5)
Shutdown of the Hayward, California glass container factory	(17.8)
Shutdown of the Perth, Australia glass container factory	(17.4)
Note repurchase premiums and write-off of finance fees	(9.1)	(5.7)

Total	$(499.6)	$(314.5)

Results of Operations—Comparison of 2002 with 2001

Net Sales

        The company's net sales by segment (dollars in millions) for 2002 and 2001 are presented in the following table. The Plastics Packaging amounts reflect the continuing operations and therefore, the results of the discontinued operations have been reclassified from the 2002 and 2001 amounts. For further information, see Segment Information included in Note 18 to the Consolidated Financial Statements.

	2002	2001
Glass Containers	$3,875.2	$3,572.3
Plastics Packaging	746.0	766.9
Other		4.5

Segment and consolidated net sales	$4,621.2	$4,343.7

        Consolidated net sales for 2002 increased $277.5 million, or 6.4%, to $4,621.2 million from $4,343.7 million in 2001.

        Net sales of the Glass Containers segment increased $302.9 million, or 8.5%, over 2001. In North America, the additional sales from the October 2001 acquisition of the Canadian glass container operations and increased shipments of containers for liquor and wine were partially offset by decreased shipments of containers for food, teas and juices. The combined U.S. dollar sales of the segment's other operations outside the U.S. increased 2.6% over the prior year. Increased shipments throughout most of the Asia Pacific region and portions of Europe were partially offset by the absence of the glass container operations in India, which were sold in 2001, and the effects of political and economic uncertainty in Venezuela. A national strike in Venezuela that began in early December 2002 caused energy supply curtailments that forced the company to temporarily idle its two plants in the country, adversely affecting 2002 net sales by approximately $20 million. The effects of changing foreign currency exchange rates increased U.S. dollar sales of the segment's operations in Europe and the Asia Pacific region by approximately $90 million and decreased U.S. dollar sales of the segment's operations in South America by approximately $60 million.

        The change in net sales for the Glass Containers segment can be summarized as follows:

2001 Net sales—Glass Containers segment		$3,572.3
The additional sales for the acquired Canadian operations	$248.1
Divested business in India	(32.9)
The effects of sales volume, price and mix	57.7
The effects of the national strike in Venezuela	(20.0)
The effects of changing foreign currency rates on net sales in Europe and Asia Pacific	90.2
The effects of changing foreign currency rates on net sales in South America	(59.9)
Other	19.7

Total net effect on sales		302.9

2002 Net sales—Glass Containers segment		$3,875.2

        Net sales of the Plastics Packaging segment decreased $20.9 million, or 2.7%, from 2001. Increased shipments of closures for food, juice and other beverages were more than offset by lower unit pricing in some product lines and the absence of sales from several small businesses divested during 2002. The effects of lower resin cost pass-throughs increased sales approximately $1.4 million compared to 2001.

        The change in net sales for the Plastics Packaging segment can be summarized as follows:

2001 Net sales—Plastics Packaging segment		$766.9
The effect of sales volume, price and mix	$(15.5)
Divested businesses	(10.2)
Effects of higher resin cost pass-throughs	1.4
The effects of changing foreign currency rates on net sales the Asia Pacific region	8.6
Other	(5.2)

Total net effect sales		(20.9)

2002 Net sales—Plastics Packaging segment		$746.0

Segment Operating Profit

        The company's Segment Operating Profit results (dollars in millions) for 2002 and 2001 are presented in the following table. The Plastics Packaging Segment Operating Profit amounts reflect the continuing operations and therefore, the results of the discontinued operations have been reclassified from the 2002 and 2001 amounts. For further information, see Segment Information included in Note 18 to the Consolidated Financial Statements.

	2002	2001
Glass Containers	$709.0	$627.1
Plastics Packaging	136.0	141.7
Other		0.2
Eliminations and other retained items	(83.1)	(64.0)

        Segment Operating Profit of the Glass Containers segment increased $81.9 million to $709.0 million, compared to $627.1 million in 2001. The combined U.S. dollar Segment Operating Profit of the segment's operations outside the U.S. increased 7.7% over prior year. Increased shipments throughout most of the Asia Pacific region and portions of Europe and moderately improved pricing in Europe were partially offset by lower shipments in Brazil and Colombia, the national strike in Venezuela as discussed above and unfavorable currency translation rates throughout most of South America. In North America, Segment Operating Profit increased 18% over 2001 principally as a result of the Canadian glass container operations acquired early in the fourth quarter of 2001, moderately improved pricing and product mix, increased shipments of containers for liquor and wine and the recognition of the remaining deferred income associated with the early termination of an energy supply agreement, partially offset by the conversion of certain food and beverage containers to plastic packaging.

        The change in Segment Operating Profit for the Glass Containers segment can be summarized as follows:

2001 Segment Operating Profit—Glass Containers		$627.1
The effects of sales volume, price and mix	$42.0
Increased warehouse and freight costs	(11.1)
The absence of the India operations sold in 2001	35.6
The addition of the acquired Canadian operations	28.0
Lower energy costs	25.9
The effects of the national strike in Venezuela	(4.4)
The effects of changing foreign currency rates on Segment Operating Profit in Europe and Asia Pacific	14.5
The effects of changing foreign currency rates on Segment Operating Profit in South America	(11.5)
Other	(37.1)

Total net effect on Segment Operating Profit		81.9

2002 Segment Operating Profit—Glass Containers		$709.0

        Segment Operating Profit of the Plastics Packaging segment decreased $5.7 million, or 4.0%, to $136.0 million compared to $141.7 million in 2001. Favorable effects included increased shipments of closures for food, juice and other beverages as well as improved manufacturing performance. These favorable effects were more than offset by lower unit pricing in some product lines and discontinued production for a major customer in the advanced technology systems business as the customer moved production from the U.S. to the Far East. The company commissioned a new factory in the Asia Pacific region to continue to supply this customer which became fully operational early in 2003. While the company continues to supply this customer from the new facility, the margins on these products will be lower than in prior periods. The Plastics Packaging segment operates in a number of highly competitive markets and incurred significant pricing pressure during 2002 in some product lines which the company expected to partially offset by increased unit volume, improved productivity and reduced costs.

        The change in Segment Operating Profit for the Plastics Packaging segment can be summarized as follows:

2001 Segment Operating Profit—Plastics Packaging		$141.7
The effects of price, volume and mix	$(5.6)
Increased productivity and improved purchasing leverage	8.6
The effects of a customer relocating to Singapore	(14.2)
Other	5.5

Total net effect on Segment Operating Profit		(5.7)

2002 Segment Operating Profit—Plastics Packaging		$136.0

        Eliminations and other retained items were higher by $19.1 million from 2001 reflecting lower net financial services income due to the sale of the company's Harbor Capital Advisors business in the second quarter of 2001 as well as higher information systems spending during the year.

        Consolidated Segment Operating Profit for 2002 was $761.9 million and excluded a charge of $475.0 million to increase the reserve for future asbestos related costs. Consolidated Segment Operating Profit for 2001 was $705.0 million and excluded the following items: (1) a gain of $457.3 million related to the sale of the Harbor Capital Advisors business; (2) a $10.3 million gain from the sale of a minerals business in Australia; (3) a $2.8 million gain from the sale of the company's label business; (4) a charge of $31.0 million related to the loss on the sale of the company's facilities in India; (5) charges of $28.7 million related to special employee benefit programs; (6) restructuring and impairment charges of $74.0 million as discussed further below; and (7) goodwill amortization of $55.9 million. These items were excluded from Segment Operating Profit because management considered them not representative of ongoing operations.

Net Interest

        Interest expense, net of interest income, increased $14.5 million from 2001. The effects of lower short-term variable interest rates were mostly offset by the first quarter 2002 issuance of $1.0 billion principal amount of 8 7/8% Senior Secured Notes due 2009 and the fourth quarter 2002 issuance of $625 million principal amount of 8 3/4% Senior Secured Notes due 2012. Proceeds from the 8 7/8% Senior Secured Notes due 2009 and the 8 3/4% Senior Secured Notes due 2012 were used to repay lower cost, variable rate debt borrowed under the original secured credit agreement. During 2002, the company wrote off unamortized deferred finance fees related to indebtedness repaid prior to its scheduled maturity and recorded additional charges to interest expense of $9.1 million. During 2001, the company wrote off unamortized deferred finance fees related to indebtedness repaid prior to its scheduled maturity and recorded an additional charge to interest expense of $4.7 million. Also affecting net interest for 2001 was a net interest charge of $4.0 million related to the resolution of the transfer of pension assets and liabilities for a previous acquisition and divestiture.

Provision for Income Taxes

        The company's effective tax rate from continuing operations for 2002 was (79.7)%. Excluding the effects of items excluded from Segment Operating Profit discussed above and the additional interest charges for early retirement of debt, the company's effective tax rate from continuing operations for 2002 was 28.4%. The company's effective tax rate from continuing operations for 2001 was 40.9%. During 2001, the company recorded a $6.0 million income tax charge to adjust liabilities in Italy as a result of legislation passed that year. Excluding the effects of goodwill amortization and the other items excluded from Segment Operating Profit discussed above, additional interest charges for the early retirement of debt, the net interest charge related to the resolution of the transfer of pension assets and liabilities for a previous acquisition and divestiture, and the Italian income tax charge, the company's effective tax rate from continuing operations for 2001 was 29.2%.

Earnings from Continuing Operations

        For the year ended December 31, 2002, the company recorded a loss from continuing operations before cumulative effect of accounting change of $38.2 million compared to earnings from continuing operations of $365.0 million for 2001. The aftertax effects of the items excluded from Segment Operating Profit, as well as the additional interest charges and tax adjustment discussed above, increased or decreased earnings in 2002 and 2001 as set forth in the following table (millions of dollars).

	Earnings from Continuing Operations
	Increase (Decrease)
Description
	2002	2001
Gain on the sale of the Harbor Capital Advisors business		$284.4
Gain on the sale of the company's label business and the sale of a minerals business in Australia		12.0
Adjustment of the reserve for future asbestos related costs	$(308.8)
Restructuring and impairment charges		(60.2)
Loss on the sale of the company's facilities in India		(31.0)
Special employee benefit programs		(18.0)
Charges to adjust net income tax liabilities in Italy		(6.0)
Write off unamortized deferred finance fees related to indebtedness repaid prior to its scheduled maturity	(5.7)	(2.9)
Net interest on the resolution of the transfer of pension assets and liabilities for a previous acquisition		(2.8)
Goodwill amortization		(55.9)

Total	$(314.5)	$119.6

Acquisition of BSN Glasspack S.A.

        On June 21, 2004, the company completed the BSN Acquisition. Total consideration for the BSN Acquisition was approximately $1.3 billion, including the assumption of debt. BSN was the second largest glass container manufacturer in Europe with manufacturing facilities in France, Spain, Germany and Holland. The BSN Acquisition was financed with borrowings under our subsidiary borrowers' secured credit agreement. In an agreement with the European Commission, the company committed to divest two plants (located in Barcelona, Spain, and Corsico, Italy) as part of the transaction.

        The acquisition was part of the company's overall strategy to improve its presence in the European market in order to better serve the needs of its customers throughout the European region and to take advantage of synergies in purchasing and costs reduction that will allow the company to significantly improve the earnings contribution provided by the entire European operations. This integration strategy should lead to significant improvement in earnings by the end of 2007. Certain actions contemplated by the integration strategy may require additional accruals that will increase goodwill or result in additional charges to operations. The company is currently in the process of evaluating its capacity in relation to the overall market demand in Europe and may decide to reduce capacity based upon this evaluation.

        The total purchase cost of approximately $1.3 billion will be allocated to the tangible and identifiable intangible assets and liabilities based upon their respective fair values. Such allocations will be based upon valuations which have not been finalized. Accordingly, the allocation of the purchase consideration included in the Condensed Consolidated Balance Sheet at September 30, 2004, is preliminary and includes $773.5 million in goodwill representing the unallocated portion of the purchase price. The company expects that a substantial portion of the valuation process will be completed by the end of 2004 and the balance will be completed no later than the second quarter of 2005.

        The company's third quarter 2004 results include net sales and Segment Operating Profit contributions of approximately $365 million and $0.1 million, respectively, from this newly acquired business. The company's results for the nine month period ended September 30, 2004, included three full months plus 10 days of BSN operations and include net sales and Segment Operating Profit contributions of approximately $416 million and $0.5 million, respectively, from this newly acquired business. The $0.5 million Segment Operating Profit contribution includes a reduction in gross profit of $31.1 million related to the impact of the acquisition step-up of BSN finished goods inventory as required by FAS No. 141.

        The incremental interest expense included in the company's third quarter results related to BSN was approximately $26 million.

Discontinued Operations

        On October 7, 2004, the company announced that it has completed the Plastics Sale.

        Cash proceeds of approximately $1.2 billion were used to repay term loans under the company's subsidiary borrowers' secured credit facility, which was amended to permit the sale.

        Included in the sale were 24 plastics manufacturing plants in the U.S., two in Mexico, three in Europe and two in South America, serving consumer products companies in the food, beverage, household, chemical and personal care industries. The blow-molded plastic container operations were part of the Plastics Packaging segment.

        As required by FAS No. 144, the company has presented the results of operations for the blow-molded plastic container business in the Consolidated Results of Operations for the three and nine month periods ended September 30, 2004 and 2003 as a discontinued operation. Interest expense was allocated to discontinued operations based on debt that was required to be repaid from the proceeds. As such, the prior periods have been reclassified to conform to this presentation. At September 30, 2004, the assets and liabilities of the blow-molded plastic container business were presented in the Consolidated Balance Sheet as the assets and liabilities of discontinued operations.

        The following summarizes the revenues and expenses of the discontinued operations as reported in the Condensed Consolidated Results of Operation for the period indicated:

	Nine months ended September 30,
	2004	2003
Revenues:
Net sales	$858.6	$843.0
Other revenue	7.6	7.3

	866.2	850.3
Costs and expenses:
Manufacturing, shipping and delivery	736.6	725.7
Research, development and engineering	15.7	15.9
Selling and administrative	21.8	23.2
Interest	44.1	44.5
Other	22.7	10.0

	840.9	819.3

Earnings before items below	25.3	31.0
Provision for income taxes	15.7	12.7

Net earnings from discontinued operations	$9.6	$18.3

	Years ended December 31,
	2003	2002	2001
Revenues:
Net sales	$1,083.4	$1,019.2	$1,058.8
Other revenue	9.0	9.7	11.6

	1,092.4	1,028.9	1,070.4
Costs and expenses:
Manufacturing, shipping, and delivery	949.3	840.5	859.1
Research and development and engineering	20.2	22.4	23.4
Selling and administrative	33.8	30.7	27.2
Interest	60.8	64.9	80.3
Other	681.0	6.7	70.7

	1,745.1	965.2	1,060.7

Earnings (loss) before items below	(652.7)	63.7	9.7
Provision for income taxes	8.0	25.7	17.5
Minority share owners' interests in earnings of subsidiaries			0.6

Net earnings (loss) of discontinued operations	$(660.7)	$38.0	$(8.4)

        The Condensed Consolidated Balance Sheet at September 30, 2004 included the following assets and liabilities of the discontinued operations:

Balance at Sept. 30, 2004
Assets:
Inventories	$139.4
Accounts receivable	131.9
Other current assets	9.5

Total current assets	280.8
Goodwill	149.0
Other long-term assets	72.4
Net property, plant and equipment	699.8

Total assets	$1,202.0

Liabilities:
Accounts payable and other current liabilities	$122.4
Other long-term liabilities	44.8

Total liabilities	$167.2

        The Condensed Consolidated Balance Sheets at December 31, 2003 and 2002 included the following assets and liabilities:

	Balance at December 31,
	2003	2002
Assets:
Inventories	$155.0	$146.4
Accounts receivable	112.1	91.9
Other current assets	14.8	18.1

Total current assets	281.9	256.4
Goodwill	149.0	819.0
Other long-term assets	79.2	81.5
Net property, plant and equipment	729.2	723.4

Total assets	$1,239.3	$1,880.3

Liabilities:
Accounts payable and other current liabilities	$103.0	$128.7
Other long-term liabilities	64.0	94.7

Total liabilities	$167.0	$223.4

Sale of Long-term Notes Receivable

        On July 11, 2003, the company received payments totaling 100 million British pounds sterling (US$163.0 million) in connection with the sale to Ardagh Glass Limited of certain long-term notes receivable. The notes were received from Ardagh in 1999 by the company's wholly-owned subsidiary, United Glass Limited, in connection with its sale of Rockware, a United Kingdom glass container manufacturer obtained in the 1998 acquisition of the worldwide glass and plastics packaging businesses of BTR plc. The notes were due in 2006 and interest had previously been paid in kind through periodic increases in outstanding principal balances. The proceeds from the sale of the notes were used to reduce outstanding borrowings under our subsidiary borrowers' secured credit agreement. The notes were sold at a discount of approximately 22.6 million British pounds sterling. The resulting loss of US$37.4 million (US$37.4 million after tax) was included in the results of operations of the second quarter of 2003.

Capacity Curtailments

        Over the last several years, the company has significantly improved its overall worldwide glass container labor and machine productivity, as measured by output produced per man-hour. By applying its technology and worldwide best practices, the company has been able to significantly increase the daily output of glass-forming machines. As a result of these increases in productivity, the company has had to close glass plants in order to keep its capacity in balance with required production volumes.

        In August 2003, the company announced the permanent closing of its Hayward, California glass container factory. Production at the factory was suspended in June following a major leak in its only glass furnace. As a result, the company recorded a capacity curtailment charge of $28.5 million ($17.8 million after tax) in other costs and expenses in the results of operations for 2003.

        The closing of this factory resulted in the elimination of approximately 170 jobs and a corresponding reduction in the company's workforce. The company expects to save approximately $12 million per year by closing this factory and moving the production to other locations. The company anticipates that it will pay out approximately $15 million in cash related to severance, benefits, lease commitments, plant clean-up, and other plant closing costs. The company expects that a substantial portion of these costs will be paid out by the end of 2005.

        In November 2003, the company announced the permanent closing of its Milton, Ontario glass container factory. The closing of this factory is part of the company's previously announced capacity utilization review. This closing is part of an effort to bring capacity and inventory levels in line with anticipated demand. As a result, the company recorded a capacity curtailment charge of $20.1 million ($19.5 million after tax) in other costs and expenses in the results of operations for 2003.

        The closing of this factory in November 2003 resulted in the elimination of approximately 150 jobs and a corresponding reduction in the company's workforce. The company eventually expects to save approximately $8.5 million per year by closing this factory and moving the production to other locations. The company anticipates that it will pay out approximately $8.0 million in cash related to severance, benefits, plant clean-up, and other plant closing costs. The company expects that the majority of these costs will be paid out by the end of 2005.

        In December 2003, the company announced the permanent closing of its Perth, Australia glass container factory. The closing of this factory is part of the company's previously announced capacity utilization review. This closing is part of an effort to reduce overall capacity in Australia and bring inventory levels in line with anticipated demand. The Perth plant's western location and small size contributed to the plant being a higher cost facility that was no longer economically feasible to operate. As a result, the company recorded a capacity curtailment charge of $23.9 million ($17.4 million after tax) in other costs and expenses in the results of operations for 2003.

        The closing of this factory in December 2003 resulted in the elimination of approximately 107 jobs and a corresponding reduction in the company's workforce. The company expects to save approximately $9 million per year by closing this factory and eventually moving the production to other locations. The company anticipates that it will pay out approximately $10 million in cash related to severance, benefits, plant clean-up, and other plant closing costs. The majority of these costs were paid out by the end of the third quarter of 2004.

        The 2001 operating results included pretax charges of $74.0 million related to the following: (1) charges of $66.1 million principally related to a restructuring program and impairment at certain of the company's international and domestic operations. The charge included the impairment of assets at the company's affiliate in Puerto Rico and the consolidation of manufacturing capacity and the closing of a facility in Venezuela. The program also included consolidation of capacity at certain other international and domestic facilities in response to decisions about pricing and market strategy and (2) a charge of $7.9 million related to restructuring manufacturing capacity in the medical devices business. The company substantially completed these restructuring programs during 2002. The cost savings from the 2001 restructuring program were not material.

Sale of Certain Closures Assets

        During the fourth quarter of 2003, the company completed the sale of its assets related to the production of plastic trigger sprayers and finger pumps. Included in the sale were manufacturing facilities in Bridgeport, Connecticut and El Paso, Texas, in addition to related production assets at the Erie, Pennsylvania plant. As a result of the sale, the company recorded a loss of $41.3 million ($25.8 million after tax) in the third and fourth quarters of 2003. The net cash proceeds from the sale of approximately $44 million, including liquidation of related working capital, were used to reduce debt.

        The company's decision to sell its assets related to the production of plastic trigger sprayers and finger pumps was consistent with its objectives to improve liquidity and to focus on its core businesses.

Plastics Packaging Assets

        In August of 2003, the company initiated a review of its Plastics Packaging assets in the Asia Pacific region. The review was completed during the fourth quarter of 2003. The company used a combination of estimated divestment cash flows, which included bid prices from potential purchasers, and partial liquidation values for certain assets to determine the net realizable values of the assets. The company compared the estimated net realizable values to the book values of the asset and determined that an asset impairment existed. As a result, the company recorded a charge of $43.0 million ($30.1 million after tax) to write-down the assets to realizable values. Certain of the plastics businesses in the Asia Pacific region operate in highly competitive markets leading to reduced profit margins. In addition, the company's PET container business has lost a significant amount of business in the past few years. The reduced business and overall excess capacity in the industry has caused a reduction in the overall value of the business. The company has entered into an agreement to sell a significant portion of its Asia Pacific plastic business for approximately $60 million (excluding PET container operations). The sale of this business is subject to certain regulatory and other approvals.

Write-down of Equity Investment

        During the fourth quarter of 2003, the company determined that the value of its 25% investment in a North American soda ash mining operation was impaired and not likely to recover. Increasing global competition and recent development of foreign sources of soda ash have created significant excess capacity in that industry. The resulting competitive environment caused management of the soda ash mining operation to significantly lower its projections of earnings and cash flows. Following an evaluation of future estimated earnings and cash flows, the company determined that its carrying value should be written down to estimated fair value and recorded a $50 million charge in the fourth quarter which substantially reduced the carrying value of this equity method investment.

Asbestos-Related Costs

        The charge for asbestos-related costs of $450.0 million ($292.5 million after tax), recorded in the fourth quarter of 2003, represented an increase in the accrued liability for estimated future asbestos-related costs. Following the completion of a comprehensive review of its asbestos-related liabilities and costs during the fourth quarter of 2003, the company concluded that an increase in the accrued liability was required to provide for estimated indemnity payments and legal fees arising from asbestos personal injury lawsuits and claims pending and expected to be filed in the next several years.

        Asbestos-related cash payments for 2003 were $199.0 million, a reduction of $22.1 million, or 10%, from 2002. During 2003, the company disposed of approximately 21,000 claims. Certain dispositions in 2003 and prior years have included deferred amounts payable over periods ranging up to seven years. Deferred amounts payable at December 31, 2003 were approximately $87 million compared with approximately $50 million at December 31, 2002. The company anticipates that cash flows from operations and other sources will be sufficient to meet all asbestos-related obligations on a short-term and long-term basis.

        As of December 31, 2003, the number of asbestos-related claims pending against the company was approximately 29,000, up from approximately 24,000 pending claims at December 31, 2002. In the second quarter of 2003, the company received approximately 7,000 new filings in advance of the effective date of the recently-enacted Mississippi tort reform law. Approximately 60% of those filings are cases with exposure dates after the company's 1958 exit from the business for which the company takes the position that it has no liability.

        A former business unit of the company produced a minor amount of specialized high-temperature insulation material containing asbestos from 1948 until 1958, when the business was sold. In line with its limited involvement with an asbestos-containing product and its exit from that business over 45 years ago, the company will continue to work aggressively to minimize the number of incoming cases and will continue to limit payments to only those impaired claimants who were exposed to the company's products and whose claims have merit under applicable state law. See Note 19 to the Consolidated Financial Statements for further information.

Capital Resources and Liquidity

Current and Long-Term Debt

        The company's total debt at September 30, 2004 was $6.59 billion, compared to $5.43 billion at December 31, 2003 and $5.50 billion at September 30, 2003.

        In the first quarter of 2004, the company's subsidiary borrowers entered into the second amended and restated secured credit agreement. At September 30, 2004 the second amended and restated secured credit agreement provided for up to $2.7 billion of U.S. dollar borrowings and 52 million of Euro borrowings. At September 30, 2004, the company's subsidiary borrowers had unused credit of $448.6 million available under the second amended and restated secured credit agreement.

        The weighted average interest rate on borrowings outstanding under the second amended and restated secured credit agreement at September 30, 2004 was 4.83%. Including the effects of cross-currency swap agreements related to borrowings under the second amended and restated secured credit agreement by the company's Australian, European and Canadian subsidiaries, as discussed in Note 10, the weighted average interest rate was 5.10%.

        On October 7, 2004, in connection with the sale of the company's blow-molded plastic container operations, the company's subsidiary borrowers entered into the third amended and restated secured credit agreement. The proceeds for the sale were used to repay C and D term loans and a portion of the B1 term loan outstanding under the previous agreement. The third amended and restated secured credit agreement includes a $600 million revolving credit facility and a $380 million A1 term loan, each of which has a final maturity date of April 1, 2007. It also includes a $275 million B1 term loan, and $230 million C1 term loan, and a 52 million Euro C2, each of which has a final maturity date of April 1, 2008. The third amended and restated secured credit agreement eliminated the provisions related to the C3 term loan that was cancelled on August 19, 2004. The third amended and restated secured credit agreement also permits the company, at its option, to refinance certain of its outstanding notes and debentures prior to their scheduled maturity.

        The third amended and restated secured credit agreement contains covenants and provisions that, among other things, restrict the ability of the company and its subsidiaries to dispose of assets, incur additional indebtedness, prepay other indebtedness or amend certain debt instruments, pay dividends, create liens on assets, enter into contingent obligations, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, change the business conducted, or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. In addition, the third amended and restated secured credit agreement contains financial covenants that require the company to maintain specified financial ratios and meet specified tests based upon financial statements of the company and its subsidiaries on a consolidated basis, including minimum fixed charge coverage ratios, maximum leverage ratios, minimum net worth and specified capital expenditure tests.

        As part of the BSN Acquisition, the company assumed the senior subordinated notes of BSN. The 10.25% senior subordinated notes are due August 1, 2009 and have a face amount of 140.0 million euros and were recorded at the acquisition date at a fair value of 147.7 million euros. The 9.25% senior subordinated notes are due August 1, 2009 and have a face amount of 160 million euros and were recorded at the acquisition date at a fair value of 168.0 million euros. Each of these offerings is the subject of a tender offer.

        During May 2003, a subsidiary of the company issued Senior Secured Notes totaling $450 million and Senior Notes totaling $450 million. The notes bear interest at 7.75% and 8.25%, respectively, and are due May 15, 2011 and May 15, 2013, respectively. Both series of notes are guaranteed by the company and substantially all of its domestic subsidiaries. In addition, the assets of substantially all of the company's domestic subsidiaries are pledged as security for the Senior Secured Notes. The indentures for the 7.75% Senior Secured Notes and the 8.25% Senior Notes have substantially the same restrictions as the previously issued 8.875% and 8.75% Senior Secured Notes. The issuing subsidiary used the net proceeds from the notes of approximately $880 million to purchase in a tender offer $263.5 million of Owens-Illinois' $300 million 7.85% Senior Notes due 2004 and repay borrowings under the then existing credit agreement. Concurrently, available credit under the then existing credit agreement was reduced to approximately $1.9 billion. As part of the issuance of these notes and the related tender offer, the company recorded in the second quarter of 2003 additional interest charges of $13.2 million for note repurchase premiums and the related write-off of unamortized finance fees and $3.6 million ($1.3 million for continuing operations) for the write-off of unamortized finance fees related to the reduction of available credit under the previous credit agreement.

        The Senior Secured Notes totaling $2.075 billion and Senior Notes totaling $450 million that were issued during 2002 and 2003 were part of the company's plan to improve financial flexibility by issuing long-term fixed rate debt. While this strategy extended the maturity of the company's debt, long-term fixed rate debt increases the cost of borrowing compared to shorter term, variable rate debt.

Cash Flows

        Cash provided by continuing operating activities was $382.1 million for the first nine months of 2004 compared to $130.9 million for the first nine months of 2003, an improvement of $251.2 million. Cash required for working capital in the first nine months of 2004 was $207.8 million less than the first nine months of 2003. Inventories in North American glass container operations were lower than prior year as a result of tighter management of inventory levels as part of the company's overall focus on working capital improvement. Inventory levels in the Australian and European glass container operations, excluding the BSN Acquisition, were also lower, as compared to the prior year. These lower inventories along with lower accounts receivable are part of the company's focus on working capital management to improve cash flow.

        For the year ended December 31, 2003, the company paid $458.8 million in cash interest compared with $372.1 million for 2002. The increase in cash interest paid is due in part to the issuance of the Senior Secured and Senior Notes discussed above. The increase is also due to overall higher levels of debt. These increases were partially offset by lower overall interest rates on the company's variable rate debt borrowed under the second amended and restated secured credit agreement. The company expects that the effects of additional higher cost fixed rate debt will add approximately $22 million to interest expense for full year of 2004 compared to the full year of 2003. As discussed further below, the company has implemented an ongoing program to swap up to $1.2 billion of fixed rate debt into floating rate debt. The company expects that this program will save approximately $26 million in cash interest paid during 2004. Following the BSN Acquisition, the company's cash interest payments will increase substantially as a result of the additional borrowings and assumed debt. The amount of such additional payments will depend partially on future interest rates, however, based on rates in effect at the end of 2003, the company expects cash interest payments to increase by approximately $75 million on an annual basis.

        Asbestos-related payments for 2003 decreased $22.1 million, or 10.0%, to $199.0 million, compared with $221.1 million for 2002. The company expects that its total asbestos-related payments in 2004 will be moderately lower than 2003. Based on the company's expectations regarding future payments for lawsuits and claims and also based on the company's expected operating cash flow, the company believes that the payment of any deferred amounts of previously settled or otherwise determined lawsuits and claims, and the resolution of presently pending and anticipated future lawsuits and claims associated with asbestos, will not have a material adverse effect upon the company's liquidity on a short-term or long-term basis.

        For 2003, cash provided by operating activities (continuing operations) was $305.0 million compared with $431.9 million for 2002. The decrease is due in part to an overall increase in working capital. The increase in working capital is partially due to an increase in inventories in domestic glass container operations partially due to lower shipments. Inventory levels in domestic plastic containers and the Australian glass container operations were also higher, as compared to the prior year. An increase in accounts receivable for certain European affiliates and for the company's affiliate in Brazil was the result of increased sales. Cash flow in 2003 also lacks the benefit of a significant collection of past due accounts receivable from the Canadian acquisition which were collected in 2002. During 2004, the company is continuing its focus on reducing inventory levels around the world and reducing accounts receivable balances by vigorously pursuing past due receivables.

        For 2003, the company's capital spending for additions to property, plant and equipment (continuing operations) was $344.4 million compared with $395.8 million for 2002. The company continues to focus on reducing capital spending and improving its return on capital invested by improving capital efficiency. The company expects to reduce its capital spending on existing facilities during 2004 by limiting the number of expansion projects and only undertaking projects with relatively short payback periods.

        On July 11, 2003, the company received payments totaling 100 million British pounds sterling (US$163.0 million) in connection with the sale to Ardagh Glass Limited of certain long-term notes receivable as discussed further above. The proceeds from the sale of the notes were used to reduce outstanding borrowings under the second amended and restated secured credit agreement.

        For 2003, the company received $66.7 million from divestitures and other asset sales compared with $39.0 million in 2002. Included in 2003 was approximately $44 million from the divestiture of certain closures assets as discussed above.

        For 2003, the company paid $44.5 million in finance fees related to the issuance of the Senior Secured and Senior Notes discussed above as well as the refinancing of the second amended and restated secured credit agreement. The company paid $27.7 million in 2002 for the issuance of Senior Secured Notes. During 2003, the company also paid and expensed $13.2 million of tender offer premiums.

        For 2003, the company paid $123.1 million related to debt hedging activity compared to $70.9 million in 2002. As discussed further below, the company's strategy is to use currency and interest rate swaps to convert U.S. dollar borrowings by the company's international subsidiaries, principally in Australia, into local currency borrowings. During 2003, as a result of the U.S. dollar's decline against several foreign currencies, including the Australian dollar and the Canadian dollar, the company paid significant amounts to settle these swaps at their maturity. The increase from prior year is largely due to a significantly larger decline in the U.S. dollar against the foreign currencies.

        The company anticipates that cash flow from its operations and from utilization of credit available under the third amended and restated secured credit agreement will be sufficient to fund its operating and seasonal working capital needs, debt service and other obligations on a short-term and long-term basis.

Contractual Obligations and Off-Balance Sheet Arrangements

        The following information summarizes the company's significant contractual cash obligations at December 31, 2003 (millions of dollars).

	Payments due by period
	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Contractual cash obligations:
Long-term debt	$5,394.0	$62.7	$428.9	$1,870.4	$3,032.0
Capital lease obligations	2.9	1.1	1.4	0.4
Operating leases	245.2	72.7	94.5	46.1	31.9
Interest	2,719.3	408.6	784.6	949.7	576.4
Pension benefit plan contributions	33.9	33.9
Postretirement benefit plan benefit payments	292.4	30.6	60.8	59.7	141.3

Total contractual cash obligations	$8,687.7	$609.6	$1,370.2	$2,926.3	$3,781.6

	Amount of commitment expiration per period
	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Other commercial commitments:
Standby letters of credit	$125.4	$125.4
Guarantees	9.0				$9.0

Total commercial commitments	$134.4	$125.4	$—	$—	$9.0

        As part of the BSN Acquisition, the company acquired a trade accounts receivable securitization program through a BSN subsidiary, BSN Glasspack Services. The program was entered into by BSN in order to provide lower interest costs on a portion of its financing. In November 2000, BSN created a securitization program for its trade receivables through a sub-fund (the "fund") created in accordance with French Law. This securitization program, co-arranged by Credit Commercial de France (HSBC-CCF), and Gestion et Titrisation Internationales ("GTI") and managed by GTI, provides for an aggregate securitization volume of up to 210 million euros.

        Under the program, BSN Glasspack Services is permitted to sell receivables to the fund until November 5, 2006. According to the program, subject to eligibility criteria, certain, but not all, receivables held by the BSN Glasspack Services are sold to the fund on a weekly basis. The purchase price for the receivables is determined as a function of the book value and the term of each receivable and a Euribor three-month rate increased by a 1.51% margin. A portion of the purchase price for the receivables is deferred and paid by the fund to BSN Glasspack Services only when receivables are collected or at the end of the program. This deferred portion varies based on the status and updated collection history of BSN Glasspack Services' receivable portfolio.

        The transfer of the receivables to the fund is deemed to be a sale for U.S. GAAP purposes. The fund assumes all collection risk on the receivables and the transferred receivables have been isolated from BSN Glasspack Services and are no longer controlled by BSN Glasspack Services. The total securitization program cannot exceed 210 million euros ($259.0 million U.S. dollars at September 30, 2004). At September 30, 2004, the company had $208.4 million U.S. dollars of receivables that were sold in this program. For the three months ended September 30, 2004, the company received $389.7 million from the sale of receivables to the fund and paid interest of approximately $1.6 million.

        BSN Glasspack Services continues to service, administer and collect the receivables on behalf of the fund. This service rendered to the fund is invoiced to the fund at a normal market rate.

Critical Accounting Estimates

        The company's analysis and discussion of its financial condition and results of operations are based upon its consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The company evaluates these estimates and assumptions on an ongoing basis, including but not limited to those related to pension benefit plans and goodwill. Estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates. The impact and any associated risks related to estimates and assumptions are discussed within Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as in the Notes to the Condensed Consolidated Financial Statements, if applicable, where estimates and assumptions affect the company's reported and expected financial results.

        The company believes that accounting for pension benefit plans and goodwill involves the more significant judgments and estimates used in the preparation of its consolidated financial statements.

Pension Benefit Plans

        The company recorded pension expense totaling approximately $6.4 million for the first nine months of 2004 and pretax pension credits of $22.6 million for the first nine months of 2003 from its principal defined benefit pension plans. The 2004 decrease in pretax pension credits is attributed to several factors discussed below.

        The determination of pension obligations and the related pension credits involves significant estimates. The most significant estimates are the discount rate used to calculate the actuarial present value of benefit obligations and the expected long-term rate of return on assets used in calculating the pension credits for the year. The company uses discount rates based on yields of highly rated fixed income debt securities at the end of the year. At December 31, 2003, the weighted average discount rate for all plans was 6.1%. The company uses an expected long-term rate of return on assets that is based on both past performance of the various plans' assets and estimated future performance of the assets. Past performance of the company's pension plan assets has been particularly volatile in the last four years. Investment returns exceeded 20% during 2003 but were negative in each of the years 2000-2002. The company refers to average historical returns over longer periods (up to 10 years) in setting its rates of return because short-term fluctuations in market value do not reflect the rates of return the company expects to achieve based upon its long-term investing strategy. For 2004, the company is using a weighted average expected long-term rate of return on pension assets of approximately 8.8% compared to 8.7% for the year ended December 31, 2003. The lower pretax credits to earnings in 2004 are principally attributable to a lower asset base, higher amortization of previous actuarial losses and generally lower discount rates (6.10% for 2004 compared with 6.52% for 2003). Depending on international exchange rates and including BSN, the company expects to record approximately $11.0 million of pension expense for the full year of 2004, compared with credits to earnings of $29.9 million in 2003.

        Future effects on reported results of operations depend on economic conditions and investment performance. For example, a one-half percentage point change in the actuarial assumption regarding the expected return on assets would result in a change of approximately $16 million in pretax pension credits for the full year 2004. In addition, changes in external factors, including the fair values of plan assets and the discount rates used to calculate plan liabilities, could result in possible future balance sheet recognition of additional minimum pension liabilities.

        If the Accumulated Benefit Obligation ("ABO") of the company's principal pension plans in the U.S. and Australia exceeds the fair value of their assets at the next measurement date of December 31,

2004, the company will be required to write off the related prepaid pension asset and record a liability equal to the excess of the ABO over the fair value of the asset of such plan at the next measurement date of December 31, 2004. The non-cash charge would result in a decrease in the Accumulated Other Comprehensive Income component of share owners' equity that would significantly reduce net worth. Amounts related to the company's U.S. and Australian plans as of December 31, 2003 were as follows (millions of dollars):

	U.S. Salary	U.S. Hourly	Australian Plans	Total
Fair value of assets	$796.2	$1,496.4	$97.3	$2,389.9
Accumulated benefit obligations	748.7	1,358.9	83.9	2,191.5

Excess	$47.5	$137.5	$13.4	$198.4

Prepaid pension asset	$354.5	$590.4	$22.2	$967.1

        Even if the fair values of the U.S. plans' assets are less than ABO at December 31, 2004, however, the company believes it will not be required to make cash contributions to the U.S. plans for at least several years. The covenants under our subsidiary borrowers' third amended and restated secured credit agreement would not be affected by a reduction in the company's net worth if a significant charge was taken to write off the prepaid pension assets.

Contingencies and Litigation

        The company believes that its ultimate asbestos-related liability (i.e., its indemnity payments or other claim disposition costs plus related legal fees) cannot be estimated with certainty. The company's ability to reasonably estimate its liability has been significantly affected by the volatility of asbestos-related litigation in the United States, the expanding list of non-traditional defendants that have been sued in this litigation and found liable for substantial damage awards, the continued use of litigation screenings to generate new lawsuits, the large number of claims asserted or filed by parties who claim prior exposure to asbestos materials but have no present physical impairment as a result of such exposure, and the growing number of co-defendants that have filed for bankruptcy. The company believes that the bankruptcies of additional co-defendants have resulted in an acceleration of the presentation and disposition of a number of claims, which would otherwise have been presented and disposed of over the next several years. The company continues to monitor trends which may affect its ultimate liability and continues to analyze the developments and variables affecting or likely to affect the resolution of pending and future asbestos claims against the company.

        The company completed a comprehensive review of its asbestos-related liabilities and costs in connection with finalizing and reporting its results for 2003, and expects to conduct a comprehensive review annually thereafter, unless significant changes in trends or new developments warrant an earlier review. If the results of the annual comprehensive review indicate that the existing amount of the accrued liability is insufficient to cover its estimated costs, then the company will record an appropriate charge to increase the accrued liability. Following the completion of its comprehensive review during the fourth quarter of 2003, the company concluded that an increase in the accrued liability was required to provide for estimated indemnity payments and legal fees arising from asbestos personal injury lawsuits and claims pending and expected to be filed in the next several years. The resulting charge of $450 million ($292.5 million after tax) was reflected in the results of operations for the fourth quarter of 2003.

        The company expects to conduct a comprehensive review of its asbestos-related liabilities and costs in connection with finalizing and reporting its results of operations for the year ended December 31, 2004. If the results of this review indicate that the existing amount of the accrued liability is insufficient to cover its estimated future asbestos-related costs, then the company will record an appropriate charge to increase the accrued liability. While the results of this review cannot be estimated at this time, the company expects that an increase of the accrued liability will be required in order to cover estimated indemnity payments and legal fees arising from asbestos personal injury lawsuits and claims filed in the next several years.

        The company's estimates are based on a number of factors as described further in Note 19 to the Consolidated Financial Statements.

Goodwill

        As required by FAS No. 142, "Goodwill and Other Intangibles," the company evaluates goodwill annually (or more frequently if impairment indicators arise) for impairment. The company conducts its evaluation as of October 1 of each year. Goodwill impairment testing is performed using the business enterprise value ("BEV") of each reporting unit which is calculated as of a measurement date by determining the present value of debt-free, after-tax future cash flows, discounted at the weighted average cost of capital of a hypothetical third-party buyer. This BEV is then compared to the book value of each reporting unit as of the measurement date to assess whether an impairment exists.

        During the fourth quarter of 2003, the company completed its annual impairment testing and determined that an impairment existed in the goodwill of its consumer products reporting unit. Following a review of the valuation of the unit's identifiable assets, the company recorded an impairment charge of $670.0 million to reduce the reported value of its goodwill.

        If the company's projected debt-free, after-tax cash flows were substantially lower, or if the assumed weighted average cost of capital were substantially higher, the testing performed as of October 1, 2003, may have indicated an impairment of one or more of the company's other reporting units and, as a result, the related goodwill would also have been written down. However, based on the company's testing as of that date, modest changes in the projected cash flows or cost of capital would not have created impairment in other reporting units. For example, if projected debt-free, after-tax cash flows had been decreased by 5%, or alternatively if the weighted average cost of capital had been increased by 5%, the resulting lower BEV's would still have exceeded the book value of each reporting unit by a significant margin in all cases except for the Asia Pacific Glass reporting unit. Because the BEV for the Asia Pacific Glass reporting unit exceeded its book value by approximately 5%, the results of the impairment testing could be negatively affected by relatively modest changes in the assumptions and projections. At December 31, 2003, the goodwill of the Asia Pacific Glass reporting unit accounted for approximately $960 million of the company's consolidated goodwill.

        If the results of the October 1, 2004 impairment testing indicate that a write down of goodwill is necessary, then the company will record a charge in the fourth quarter of 2004. In the event the company would be required to record a significant write down of goodwill, the charge would have a material adverse effect on reported results of operations and net worth.

Deferred Tax Assets

        FAS No. 109, "Accounting for Income Taxes," requires that a valuation allowance be recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are determined separately for each tax jurisdiction in which the company conducts its operations or otherwise incurs taxable income or losses. In the United States, the company has recorded significant deferred tax assets, the largest of which relate to the accrued liability for asbestos-related costs that are not deductible until paid and to its net operating loss carryforwards. The deferred tax assets are partially offset by deferred tax liabilities, the most significant of which relates to the prepaid pension balance. The company has recorded a valuation allowance for its U.S. tax credit carryforwards, however, it has not recorded a valuation allowance for the balance of its net U.S. deferred tax assets. The company believes that its projected taxable income in the U.S., along with a number of prudent and feasible tax planning strategies, will be sufficient to utilize the net operating losses prior to their expiration. If the company is unable to generate sufficient income from its U.S. operations or implement the required tax planning strategies, or if the company is required to eliminate deferred tax liabilities in connection with a write off of its pension balance, then a valuation allowance will have to be provided. It is not possible to estimate the amount of the adjustment that may be required, however, based on recorded deferred taxes at December 31, 2003, the related non-cash tax charge could range as high as $425 million. The company will assess the need to provide a valuation allowance annually or more frequently, if necessary.

Quantitative and Qualitative Disclosure About Market Risk

        Market risks relating to the company's operations result primarily from fluctuations in foreign currency exchange rates, changes in interest rates, and changes in commodity prices, principally natural gas. The company uses certain derivative instruments to mitigate a portion of the risk associated with changing foreign currency exchange rates and fluctuating natural gas prices. In addition, the company uses interest rate swap agreements to manage a portion of fixed and floating rate debt and to reduce interest expense.

Foreign Currency Exchange Rate Risk

        A substantial portion of the company's operations consists of manufacturing and sales activities conducted by subsidiaries in foreign jurisdictions. The primary foreign markets served by the company's subsidiaries are in Canada, Australia, South America (principally Colombia, Brazil and Venezuela), and Europe (principally Italy, France, the Netherlands, Germany, the United Kingdom, and Poland). In general, revenues earned and costs incurred by the company's major foreign affiliates are denominated in their respective local currencies. Consequently, the company's reported financial results could be affected by factors such as changes in foreign currency exchange rates or highly inflationary economic conditions in the foreign markets in which the company's subsidiaries operate. When the U.S. dollar strengthens against foreign currencies, the reported dollar value of local currency earnings generally decreases; when the U.S. dollar weakens against foreign currencies, the reported U.S. dollar value of local currency earnings generally increases. The company does not have any significant foreign subsidiaries that are denominated in the U.S. dollar, however, if economic conditions in Venezuela continue to decline, the company may have to adopt the U.S. dollar as its functional currency for its subsidiaries in that country.

        Subject to other business and tax considerations, the company's strategy is to generally redeploy any subsidiary's available excess funds through intercompany loans to other subsidiaries for debt repayment, capital investment, or other cash requirements. Each intercompany loan is denominated in the lender's local currency and the borrower enters into a forward exchange contract which effectively swaps the intercompany loan and related interest to its local currency.

        Because the company's subsidiaries operate within their local economic environment, the company believes it is appropriate to finance those operations with local currency borrowings to the extent practicable where debt financing is required. Considerations which influence the amount of such borrowings include long- and short-term business plans, tax implications, and the availability of borrowings with acceptable interest rates and terms. In those countries where the local currency is the designated functional currency, this strategy mitigates the risk of reported losses or gains in the event the foreign currency strengthens or weakens against the U.S. dollar. In those countries where the U.S. dollar is the designated functional currency, however, local currency borrowings expose the company to reported losses or gains in the event the foreign currency strengthens or weakens against the U.S. dollar.

        The terms of the third amended and restated secured credit agreement require that borrowings under the agreement be denominated in U.S. dollars except for the C2 term loan which allows for 52 million of Euro borrowings and borrowings under certain limited overdraft facilities. In order to manage the exposure to fluctuating foreign exchange rates created by U.S. dollar borrowings by the company's international subsidiaries, certain subsidiaries have entered into currency swaps for the principal amount of their borrowings under the agreement and for their interest payments due under the agreement.

        At September 30, 2004, the company's subsidiary in Australia had agreements that swap a total of U.S. $455 million of borrowings into 702 million Australian dollars. These derivative instruments swap both the interest and principal from U.S. dollars to Australian dollars and also swap the interest rate from a U.S.-based rate to an Australian-based rate. These agreements have various maturity dates ranging from April 2005 through March 2006.

        The company's subsidiaries in Australia, Canada, the United Kingdom and several other European countries have also entered into short term forward exchange contracts which effectively swap additional intercompany and external borrowings by each subsidiary into its local currency. These contracts swap both the interest and principal amount of borrowings in excess of amounts covered by the swap contracts described above.

        A significant portion of the above Australian borrowings and the intercompany loans have been swapped into local currencies using currency swaps. The company accounts for these swaps as fair value hedges. As a result, the changes in the value of the swaps are included in other expense and are expected to substantially offset any exchange rate gains or losses on the related U.S. dollar borrowings.

        The remaining portion of the company's consolidated debt which was denominated in foreign currencies was not significant.

        The company believes it does not have material foreign currency exchange rate risk related to local currency denominated financial instruments (i.e. cash, short-term investments, and long-term debt) of its subsidiaries outside the U.S.

Interest Rate Risk

        The company's interest expense is most sensitive to changes in the general level of U.S. interest rates applicable to its U.S. dollar indebtedness.

        The following table provides information about the company's significant interest rate risk at September 30, 2004.

	Amount	Fair value
	(Millions of dollars)
Variable rate debt:
Secured Credit Agreement, matures April 2007 and 2008:
Revolving Credit Facility, interest at various rates Revolving Loans	$3.9	$3.9
Term Loans, interest at a Eurodollar based rate plus 2.00%
A1 Term Loan	380.0	380.0
B1 Term Loan	840.0	840.0
C Term Loan	395.0	395.0
C1 Term Loan	230.0	300.0
C2 Term Loan (52 million euros)	64.1	62.7
D Term Loan	240.0	240.0
Fixed rate debt:
Senior Secured Notes:
8.875%, due 2009	1,000.0	1,085.0
7.75%, due 2011	450.0	481.5
8.75%, due 2012	625.0	692.2
Senior Notes:
8.25%, due 2013	450.0	479.3
7.15%, due 2005	350.0	354.4
8.10%, due 2007	300.0	314.2
7.35%, due 2008	250.0	255.6
Senior Debentures
7.50%, due 2010	250.0	254.4
7.80%, due 2018	250.0	251.3
Senior Subordinated Notes:
10.25%, due 2009 (147.3 million euros)	181.6	181.6
9.25%, due 2009 (167.6 million euros)	206.6	206.6

Interest Rate Swap Agreements

        In the fourth quarter of 2003 and the first quarter of 2004, the company entered into a series of interest rate swap agreements with a total notional amount of $1.25 billion that mature from 2007 through 2013. The swaps were executed in order to: (i) convert a portion of the senior notes and senior debentures fixed-rate debt into floating-rate debt; (ii) maintain a capital structure containing appropriate amounts of fixed and floating-rate debt; and (iii) reduce net interest payments and expense in the near-term.

        The company's fixed-to-variable interest rate swaps are accounted for as fair value hedges. Because the relevant terms of the swap agreements match the corresponding terms of the notes, there is no hedge ineffectiveness. Accordingly, as required by FAS No. 133, the company recorded the net of the fair market values of the swaps as a long-term liability along with a corresponding net decrease in the carrying value of the hedged debt.

        Under the swaps, the company receives fixed rate interest amounts (equal to interest on the corresponding hedged note) and pays interest at a six month U.S. LIBOR rate (set in arrears) plus a margin spread (see table below). The interest rate differential on each swap is recognized as an adjustment of interest expense over the term of the agreement.

        The following selected information relates to fair value swaps at September 30, 2004 (based on a projected U.S. LIBOR rate of 2.5178%):

	Amount Hedged	Average Receive Rate	Average Spread	Asset (Liability) Recorded
Senior Notes due 2007	$300.0	8.10%	4.5%	$(0.1)
Senior Notes due 2008	250.0	7.35%	3.5%	(0.3)
Senior Debentures due 2010	250.0	7.50%	3.2%	0.9
Senior Notes due 2013	450.0	8.25%	3.7%	(9.5)

Total	$1,250.0			$(9.0)

Commodity Risk

        The company also uses commodity futures contracts related to forecasted natural gas requirements. The objective of these futures contracts is to limit the fluctuations in prices paid for natural gas and the potential volatility in earnings or cash flows from future market price movements. The company continually evaluates the natural gas market with respect to its future usage requirements. The company generally evaluates the natural gas market for the next twelve to eighteen months and continually enters into commodity futures contracts in order to hedge a portion of its usage requirements through the next twelve to eighteen months. At September 30, 2004, the company had entered into commodity futures contracts for approximately 75% (approximately 4,500,000 MM BTUs) of its expected North American natural gas usage for the last three months of 2004, approximately 72% (approximately 17,280,000 MM BTUs) for the full year of 2005 and approximately 22% (approximately 5,280,000 MM BTUs) for the full year of 2006.

        The company accounts for the above futures contracts on the balance sheet at fair value. The effective portion of changes in the fair value of a derivative that is designated as, and meets the required criteria for, a cash flow hedge is recorded in accumulated other comprehensive income ("OCI") and reclassified into earnings in the same period or periods during which the underlying hedged item affects earnings. Any material portion of the change in the fair value of a derivative designated as a cash flow hedge that is deemed to be ineffective is recognized in current earnings.

        The above futures contracts are accounted for as cash flow hedges at September 30, 2004. Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting anticipated cash flows of the hedged transactions. For hedged forecasted transactions, hedge accounting will be discontinued if the forecasted transaction is no longer probable to occur, and any previously deferred gains or losses will be recorded to earnings immediately.

        At September 30, 2004, an unrealized net gain of $13.7 million, after tax of $7.4 million, related to these commodity futures contracts was included in OCI. The ineffectiveness related to these natural gas hedges for the three and nine months ended September 30, 2004 and 2003 was not material.

BUSINESS

        The company is one of the world's leading manufacturers of packaging products (based on sales revenue) and is the largest manufacturer of glass containers in the world, with leading positions in Europe, North America, Asia Pacific and South America. The company is also a leading manufacturer of health care packaging including plastic prescription containers and medical devices, and plastic closures including tamper-evident caps and child-resistant closures, with operations in the United States, Mexico, Puerto Rico, Brazil, Hungary and Singapore. The company, through its subsidiaries, is the successor to a business established in 1903.

        For the year ended December 31, 2003, the company had net sales from continuing operations of approximately $5.0 billion. Net sales from continuing operations for the nine months ended September 30, 2004 were approximately $4.4 billion and included approximately $0.4 billion from the BSN Acquisition. The company's consolidated total assets were approximately $11.4 billion at September 30, 2004.

Strategy and Competitive Strengths

        The company is pursuing a strategy aimed at leveraging its global capabilities, broadening its market base and focusing on the effective management of working capital and capital spending.

        Our core strategies include the following:

  •
  Improve free cash flow generation and reduce leverage

  •
  Improve system cost and capital capabilities

  •
  Implement global procurement initiatives

  •
  Build modest growth momentum and broaden market base

  •
  Achieve successful European integration

        Our core competitive strengths are:

  •
  Global leadership in manufacturing glass containers

  •
  Long-standing relationships with industry-leading consumer products companies

  •
  Low-cost production of glass containers

  •
  Technological leadership and innovation

  •
  Worldwide licensee network—glass containers and plastic closures

  •
  Leading health care packaging businesses

  •
  Experienced and motivated management team

        Consistent with its goal to become the world's leading packaging company, the company has acquired 16 glass container businesses in 21 countries since 1990, including businesses in Europe, North America, Asia Pacific and South America. Through these acquisitions, the company has enhanced its global presence in order to better serve the needs of its multi-national customers and has achieved purchasing and cost reduction synergies.

Realignment of Business Portfolio

        In 2004, the company completed two major transactions which significantly realign its business portfolio:

  •
  On June 21, 2004, the company completed the BSN Acquisition, for total consideration of approximately $1.3 billion; and

  •
  On October 7, 2004, the company completed the Plastics Sale for approximately $1.2 billion.

        After giving effect to the BSN Acquisition and the Plastics Sale, the company has 82 glass manufacturing plants in 21 countries and 24 plastics packaging facilities, primarily in the United States.

        The company has two product segments: (1) Glass Containers and (2) Plastics Packaging. Below is a description of these segments and information to the extent material to understanding the company's business taken as a whole.

GLASS CONTAINERS PRODUCT SEGMENT

        The company is the largest manufacturer of glass containers in the world. Approximately one of every two glass containers made worldwide is made by us, our affiliates or our licensees. Worldwide glass container sales represented approximately 87% of the company's consolidated net sales from continuing operations for the year ended December 31, 2003, on a pro forma basis after giving effect to the BSN Acquisition. We are the leading glass container manufacturer (based on sales revenue) in 19 of the 21 countries where we compete in the glass container segment of the rigid packaging market and the sole manufacturer of glass containers in 8 of these countries.

        For the year ended December 31, 2003, the company manufactured approximately 39% of all glass containers sold by domestic producers in the U.S., making the company the leading manufacturer of glass containers in the United States.

Products and Services

        The company produces glass containers for malt beverages including beer and ready to drink low alcohol refreshers, food, tea, juice, liquor, wine and pharmaceuticals. The company also produces glass containers for soft drinks, principally outside the U.S. The company manufactures these products in a wide range of sizes, shapes and colors. As a leader in glass container innovation, the company is active in new product development.

Customers

        In most of the countries where the company competes, it has the leading position in the glass container segment of the rigid packaging market (based on sales revenue). The largest customers include many of the leading manufacturers and marketers of glass packaged products in the world. In the U.S., the majority of customers for glass containers are brewers, food producers, distillers and wine vintners. Outside of the U.S., glass container customers also include soft drink bottlers. The largest U.S. glass container customers include (in alphabetical order) Anheuser-Busch, Campbell, Coors, Gerber, H.J. Heinz and SABMiller. The largest international glass container customers include (in alphabetical order) Diageo, Foster's, Heineken, Kronenbourg, Labatt, Lion Nathan, Molson and SABMiller. The company is the sole glass container supplier to many of these customers.

        The company sells most of its glass container products directly to customers under annual or multi-year supply agreements. The company also sells some of its products through distributors. Glass containers are typically scheduled for production in response to customers' orders for their quarterly requirements.

Markets and Competitive Conditions

        The principal markets for glass container products made by the company are in Europe, North America, Asia Pacific and South America. The company believes it is the low-cost producer in the glass container segment of the rigid packaging market in most of the countries in which it competes. Much of this cost advantage is due to proprietary equipment and process technology used by the company. The company's machine development activities and systematic upgrading of production equipment in the 1990's and early 2000's have given it low-cost leadership in the glass container segment in most of the countries in which it competes, a key strength to competing successfully in the rigid packaging market.

        The company has the leading share of the glass container segment of the U.S. rigid packaging market based on sales revenue by domestic producers in the U.S., with its sales representing approximately 39% of that segment for the year ended December 31, 2003. The principal glass container competitors in the U.S. are Saint-Gobain Containers, Inc., a wholly-owned subsidiary of Compagnie de Saint-Gobain, and Anchor Glass Container Corporation.

        In supplying glass containers outside of the U.S., the company competes directly with Compagnie de Saint-Gobain in Italy and Brazil, Rexam plc and Ardagh plc in the U.K., Vetropak in the Czech Republic and Amcor Limited in Australia. In other locations in Europe, the company competes indirectly with a variety of glass container firms including Compagnie de Saint-Gobain, Vetropak and Rexam plc. Except as mentioned above, the company does not compete with any large, multi-national glass container manufacturers in South America or the Asia Pacific region.

        In addition to competing with other large, well-established manufacturers in the glass container segment, the company competes with manufacturers of other forms of rigid packaging, principally aluminum cans and plastic containers, on the basis of quality, price and service. The principal competitors producing metal containers are Crown Cork & Seal Company, Inc., Rexam plc, Ball Corporation and Silgan Holdings Inc. The principal competitors producing plastic containers are Consolidated Container Holdings, LLC, Graham Packaging Company, Plastipak Packaging, Inc. and Silgan Holdings Inc. The company also competes with manufacturers of non-rigid packaging alternatives, including flexible pouches and aseptic cartons, in serving the packaging needs of juice customers.

        The company's unit shipments of glass containers in countries outside of the U.S. have grown substantially from levels of the early 1990's. The company has added to its international operations by acquiring glass container companies, many of which have leading positions in growing or established markets, increasing capacity at select foreign affiliates, and maintaining the global network of glass container companies that license its technology. In many developing countries, the company's international glass operations have benefited in the last ten years from increased consumer spending power, a trend toward the privatization of industry, a favorable climate for foreign investment, lowering of trade barriers and global expansion programs by multi-national consumer companies. Due to the weighting of labor as a production cost, glass containers have a significant cost advantage over plastic and metal containers in developing countries where labor wage rates are relatively low.

        The company's majority ownership positions in international glass affiliates are summarized below:

Affiliate/Country	Ownership %
ACI Operations Pty. Ltd., Australia	100.0
ACI Operations New Zealand Ltd., New Zealand	100.0
Avirunion, a.s., Czech Republic	100.0
BSN Glasspack S.A., France, Spain, Germany, The Netherlands	100.0
Karhulan Lasi Oy, Finland	100.0
OI Canada Corp., Canada	100.0
United Glass Ltd., United Kingdom	100.0
United Hungarian Glass Containers, Kft., Hungary	100.0
Vidrieria Rovira S.A., Spain	100.0
A/S Jarvakandi Klaas, Estonia	100.0
PT Kangar Consolidated Industries, Indonesia	99.9
AVIR S.p.A., Italy	99.7
Owens-Illinois Polska S.A., Poland	99.4
Owens-Illinois Peru, S.A., Peru	96.0
Companhia Industrial Sao Paulo e Rio, Brazil	79.4
Owens-Illinois de Venezuela, C.A., Venezuela	74.0
ACI Guangdong Glass Company Ltd., China	70.0
ACI Shanghai Glass Company Ltd., China	70.0
Wuhan Owens Glass Container Company Ltd., China	70.0
Cristaleria del Ecuador S.A., Ecuador	69.0
Cristaleria Peldar S.A., Colombia	58.4

        North America.    In addition to the glass container operations in the U.S., the company's affiliate in Canada is the sole manufacturer of glass containers in that country.

        South America.    The company is the sole manufacturer of glass containers in Colombia, Ecuador and Peru. In both Brazil and Venezuela, the company is the leading manufacturer of glass containers. In South America, there is a large infrastructure for returnable/refillable glass containers. However, with improving economic conditions in South America after the recessions of the late 1990's, unit sales of non-returnable glass containers have grown in Venezuela, Colombia and Brazil.

        Europe.    The company's European glass container business has operations in 11 countries and is the largest in Europe. The company's subsidiary in France is a leading producer of wine and champagne bottles and is the sole supplier of glass containers to Kronenbourg, France's leading brewer. In Italy, the company's wholly-owned subsidiary, AVIR, is the leading manufacturer of glass containers and operates 13 glass container plants. On a pro forma basis giving effect to the BSN Acquisition, the company's sales in France and Italy accounted for approximately 51% of the company's total European glass container sales in 2003. In Germany, the company's key customers include Jagermeister and Nestle Europe. In the Netherlands, the company is one of the leading suppliers of glass containers to Heineken. United Glass, the company's subsidiary in the U.K., is a leading manufacturer of glass containers for the U.K. spirits business. In Spain, the company serves the market for olives in the Sevilla area and the market for wine bottles in the Barcelona and southern France area. In Poland, the company is the leading glass container manufacturer and currently operates two plants. The company's subsidiary in the Czech Republic, Avirunion, is the leading glass container manufacturer in that country and also ships a portion of its beer bottle production to Germany. In Hungary, the company is the sole glass container manufacturer and serves the Hungarian food industry. In Finland and the Baltic country of Estonia, the company is the only manufacturer of glass containers. The company coordinates production activities between Finland and Estonia in order to efficiently serve the Finnish, Baltic and Russian markets. In recent years, Western European brewers have been establishing beer production facilities in Central Europe and the Russian Republic. Because these new beer plants use high-speed filling lines, they require high quality glass containers in order to operate properly. The company believes it is well positioned to meet this growing demand.

        Asia Pacific.    The company has glass operations in four countries in the Asia Pacific region: Australia, New Zealand, Indonesia and China. In the Asia Pacific region, the company is the leading manufacturer of glass containers in most of the countries in which it competes. In Australia, the company's subsidiary, ACI, operates four glass container plants, including a plant focused on serving the needs of the growing Australian wine industry. In New Zealand, the company is the sole glass container manufacturer. In Indonesia, the company supplies the Indonesian market and exports glass containers for food and pharmaceutical products to Australian customers. In China, the glass container segments of the packaging market are regional and highly fragmented with a number of local competitors. The company has three modern glass container plants in China manufacturing high-quality beer bottles to serve Foster's as well as Anheuser-Busch, which is now producing Budweiser® in and for the Chinese market.

        The company continues to focus on serving the needs of leading multi-national consumer companies as they pursue international growth opportunities. The company believes that it is often the glass container partner of choice for such multi-national consumer companies due to its leadership in glass technology and its status as a low-cost producer in most of the markets it serves.

Manufacturing

        The company believes it is the low-cost producer in the glass container segment of the North American rigid packaging market, as well as the low-cost producer in most of the international glass segments in which it competes. Much of this cost advantage is due to the company's proprietary equipment and process technology. The company believes its glass forming machines, developed and refined by its engineering group, are significantly more efficient and productive than those used by competitors. The company's machine development activities and systematic upgrading of production equipment in 1990's and early 2000's have given it low-cost leadership in the glass container segment in most of the countries in which it competes, a key strength to competing successfully in the rigid packaging market.

        Since the early 1990's, the company has more than doubled its overall glass container labor and machine productivity in the U.S., as measured by output produced per man-hour. By applying its technology and worldwide "best practices" during this period, the company decreased the number of production employees required per glass-forming machine line in the U.S. by over 35%, and increased the daily output of glass-forming machines by approximately 40%.

Methods of Distribution

        Due to the significance of transportation costs and the importance of timely delivery, glass container manufacturing facilities are generally located close to customers. In the U.S., most of the company's glass container products are shipped by common carrier to customers within a 250-mile radius of a given production site. In addition, the company's glass container operations outside the U.S. export some products to customers beyond their national boundaries, which may include transportation by rail and ocean delivery in combination with common carriers. The company also operates several machine and mold shops that manufacture high-productivity glass-forming machines, molds and related equipment.

Suppliers and Raw Materials

        The primary raw materials used in the company's glass container operations are sand, soda ash and limestone. Each of these materials, as well as the other raw materials used to manufacture glass containers, have historically been available in adequate supply from multiple sources. For certain raw materials, however, there may be temporary shortages due to weather or other factors, including disruptions in supply caused by raw material transportation or production delays.

Glass Recycling

        The company is an important contributor to the recycling effort in the U.S. and continues to melt substantial recycled glass tonnage in its glass furnaces. If sufficient high-quality recycled glass were available on a consistent basis, the company has the technology to operate using 100% recycled glass. Using recycled glass in the manufacturing process reduces energy costs and prolongs the operating life of the glass melting furnaces.

PLASTICS PACKAGING PRODUCT SEGMENT

        The company is a leading manufacturer in North America of plastic health care containers, plastic closures and plastic prescription containers. The company also has plastics packaging operations in South America, Europe, Singapore, Australia and New Zealand. On a continuing operations basis, Plastics packaging sales represented 16%, 16% and 18% of the company's consolidated net sales for the years ended December 31, 2003, 2002 and 2001, respectively.

Manufacturing and Products

        Injection molding is a plastics manufacturing process where plastic resin in the form of pellets or powder is melted and then injected or otherwise forced under pressure into a mold. The mold is then cooled and the product is removed from the mold.

        The company's health care container unit manufactures injection-molded plastic containers for prescription medicines and over-the-counter products. These products are sold primarily to drug wholesalers, major drug chains and mail order pharmacies.

        The prescription product unit manufactures injection-molded plastic prescription containers. These products are sold primarily to drug wholesalers, major drug chains and mail order pharmacies. Containers for prescriptions include ovals, vials, closures, ointment jars, dropper bottles and automation friendly prescription containers.

        Injection-molding is used in the manufacture of plastic closures, deodorant canisters, ink cartridges and vials. The company develops and produces injection-molded plastic closures and closure systems, which typically incorporate functional features such as tamper evidence and child resistance or dispensing. Other products include injection-molded containers for deodorant and toothpaste.

        Compression-molding, an alternative to injection-molding which has advantages in high volume applications, is used in manufacturing plastic closures for carbonated soft drink and other beverage closures that require tamper evidence.

Customers

        The company's largest customers (in alphabetical order) for plastic health care containers and prescription containers include AmeriSourceBergen, Cardinal Health, Eckerd Drug, Johnson & Johnson, Merck-Medco, McKesson, Pfizer, Rite-Aid and Walgreen. The company's largest customers (in alphabetical order) for plastic closures include Coca-Cola Enterprises, Cott Beverages, Graham Packaging, Nestle Waters North America, Pepsico and Procter & Gamble.

        The company sells most plastic health care containers, prescription containers and closures directly to customers under annual or multi-year supply agreements. These supply agreements typically allow a pass-through of resin price increases and decreases, except for the prescription business. The company also sells some of its products through distributors.

Markets and Competitive Conditions

        Major markets for the company's plastics packaging include consumer products and health care products.

        The company competes with other manufacturers in the plastics packaging segment on the basis of quality, price, service and product design. The principal competitors producing plastics packaging are

Amcor, Consolidated Container Holdings, LLC, Graham Packaging Company, Plastipak Packaging, Inc. and Silgan Holdings Inc. The company emphasizes proprietary technology and products, new package development and packaging innovation. The plastic closures segment is divided into various categories in which several suppliers compete for business on the basis of quality, price, service and product design.

        In addition to competing with other established manufacturers in the plastics packaging segment, the company competes with manufacturers of other forms of rigid packaging, principally aluminum cans and glass containers, on the basis of quality, price, and service. The principal competitors producing metal containers are Crown Cork & Seal Company, Inc., Rexam plc, Ball Corporation and Silgan Holdings Inc. The principal competitors producing glass containers in the U.S. are Saint-Gobain Containers, Inc., a wholly-owned subsidiary of Compagnie de Saint-Gobain, and Anchor Glass Container Corporation. The company also competes with manufacturers of non-rigid packaging alternatives, including blister packs, in serving the packaging needs of health care customers.

Methods of Distribution

        In the U.S., most of the company's plastic containers, plastic closures and plastic prescription containers are shipped by common carrier. In addition, the company's plastics packaging operations outside the U.S. export some products to customers beyond their national boundaries, which may include transportation by rail and ocean delivery in combination with common carriers.

Suppliers and Raw Materials

        The company manufactures plastic containers and closures using HDPE, polypropylene, PET and various other plastic resins. The company also purchases large quantities of batch colorants, corrugated materials and labels. In general, these raw materials are available in adequate supply from multiple sources. However, for certain raw materials, there may be temporary shortages due to market conditions and other factors.

        Worldwide suppliers of plastic resins used in the production of plastics packaging include Voridian (formerly Eastman Chemical), Dow Chemical, ExxonMobil, Basell, Chevron Phillips and BP Solvay. Historically, prices for plastic resins have been subject to dramatic fluctuations. However, resin cost pass-through provisions are typical in the company's supply contracts with its plastics packaging customers.

        With the exception of PolyOne, Ampacet and Clariant, each of which does business worldwide, most suppliers of batch colorants are regional in scope. Historically, prices for these raw materials have been subject to dramatic fluctuations. However, cost recovery for batch colorants is included in resin pass-through provisions which are typical of the company's supply contracts with its plastics packaging customers.

        Domestic suppliers of corrugated materials include International Paper, Georgia-Pacific, Weyerhauser, Temple-Inland, and Smurfit-Stone Container. Historically, prices for corrugated materials have not been subject to dramatic fluctuations, except for temporary spikes or troughs from time to time.

Recycling

        Recycling content legislation, which has been enacted in several states, requires that a certain specified minimum percentage of recycled plastic be included in certain new plastics packaging. The company has met such legislated standards in part due to its material process technology. In addition, its plastics packaging manufacturing plants also recycle virtually all of the internal scrap generated in the production process.

Technical Assistance License Agreements

        On a continuing operations basis and after giving effect to the BSN Acquisition, the company licenses its proprietary glass container technology to 21 companies in 23 countries. In plastics packaging, on a continuing operations basis, the company has technical assistance agreements with 31 companies in 15 countries. These agreements cover areas ranging from manufacturing and engineering assistance to support in functions such as marketing, sales and administration. The worldwide licensee network provides a stream of revenue to support the company's development activities and gives it the opportunity to participate in the rigid packaging market in countries where it does not already have a direct presence. In addition, the company's technical agreements enable it to apply "best practices" developed by its worldwide licensee network. In the years 2003, 2002 and 2001, the company earned $17.5 million, $17.4 million and $17.1 million, respectively, in royalties and net technical assistance revenue on a continuing operations basis.

Research and Development

        The company believes it is a technological leader in the worldwide glass container and plastics packaging segments of the rigid packaging market. Research, development and engineering constitute important parts of the company's technical activities. On a continuing operations basis, research and development expenditures were $29.9 million, $21.1 million, and $20.1 million for 2003, 2002, and 2001, respectively. On a continuing operations basis, engineering expenditures were $34.7 million, $36.5 million, and $29.1 million for 2003, 2002 and 2001, respectively. The company's research, development and engineering activities include new products, manufacturing process control, automatic inspection and further automation.

        In addition, during the three years ended December 31, 2003, the company, on a continuing operations basis, invested more than $1.1 billion in capital expenditures (excluding acquisitions) to improve labor and machine productivity and increase capacity in growing markets.

Environmental and Other Governmental Regulation

        The company's worldwide operations, in common with those of the industry generally, are subject to extensive laws, ordinances, regulations and other legal requirements relating to environmental protection, including legal requirements governing investigation and clean-up of contaminated properties as well as water discharges, air emissions, waste management and workplace health and safety. Capital expenditures for property, plant and equipment for environmental control activities were not material during 2003.

        A number of governmental authorities, both in the U.S. and abroad, have enacted, or are considering, legal requirements that would mandate certain rates of recycling, the use of recycled materials and/or limitations on certain kinds of packaging materials such as plastics. The company believes that governmental authorities in both the U.S. and abroad will continue to enact and develop such legal requirements.

        In North America, sales of non-refillable glass beverage bottles and other convenience packages are affected by mandatory deposit laws and other types of restrictive legislation. As of January 1, 2004, there were 10 U.S. states and 11 Canadian provinces and territories with mandatory deposit laws in effect and an eleventh U.S. state, Hawaii, with a mandatory deposit law enacted but not fully implemented. A number of states and local governments have enacted or are considering legislation to promote curbside recycling and recycled content legislation as alternatives to mandatory deposit laws. Although such legislation is not uniformly developed, the company believes that states and local governments may continue to enact and develop curbside recycling and recycling content legislation.

        Although the company is unable to predict what environmental legal requirements may be adopted in the future, it has not made, and does not anticipate making, material expenditures with respect to environmental protection. However, the compliance costs associated with environmental legal requirements may result in future additional costs to operations.

Intellectual Property Rights

        The company has a large number of patents which relate to a wide variety of products and processes, has a substantial number of patent applications pending, and is licensed under several patents of others. While in the aggregate the company's patents are of material importance to its businesses, the company does not consider that any patent or group of patents relating to a particular product or process is of material importance when judged from the standpoint of any segment or its businesses as a whole.

        The company has a number of intellectual property rights, comprised of both patented and proprietary technology, that make the company's glass forming machines more efficient and productive than those used by our competitors. In addition, the efficiency of the company's glass forming machines is enhanced by the company's overall approach to cost efficient manufacturing technology, which extends from batch house to warehouse. This technology is proprietary to the company through a combination of issued patents, pending applications, copyrights, trade secret and proprietary know-how.

        Upstream of the glass forming machine, there is technology to deliver molten glass to the forming machine at high rates of flow and fully conditioned to be homogeneous in consistency, viscosity and temperature for efficient forming into glass containers. The company has proprietary know-how in (a) the batch house, where raw materials are stored, measured and mixed, (b) the furnace control system and furnace combustion, and (c) the forehearth and feeding system to deliver such homogeneous glass to the forming machines.

        In the company's glass container manufacturing processes, computer control and electro-mechanical mechanisms are commonly used for a wide variety of applications in the forming machines and auxiliary processes. Various patents held by the company are directed to the electro-mechanical mechanisms and related technologies used to control sections of the machines. Additional U.S. patents and various pending applications are directed to the technology used by the company for the systems that control the operation of the forming machines and many of the component mechanisms that are embodied in the machine systems.

        Downstream of the glass forming machines there is patented and unpatented technology for ware handling, annealing, coating and inspection, which further enhance the overall efficiency of the manufacturing process.

        While the above patents and intellectual property rights are representative of the technology used in the company's glass manufacturing operations, there are numerous other pending patent applications, trade secrets and other proprietary know-how and technology, as supplemented by administrative and operational best practices, which contribute to the company's competitive advantage. As noted above, however, the company does not consider that any patent or group of patents relating to a particular product or process is of material importance when judged from the standpoint of any segment or its businesses as a whole.

Seasonality

        Sales of particular glass container and plastics packaging products such as beer, food and beverage containers and closures for beverages are seasonal. Shipments in the U.S. and Europe are typically greater in the second and third quarters of the year, while shipments in South America and the Asia Pacific region are typically greater in the first and fourth quarters of the year.

Employees

        On a continuing operations basis and after giving effect to the BSN Acquisition, the company's worldwide operations employed approximately 30,300 persons as of December 31, 2003.

        Approximately 88% of the U.S. employees are hourly workers covered by collective bargaining agreements. The principal collective bargaining agreement, which at December 31, 2003, covered approximately 87% of the company's union-affiliated employees in the U.S., was extended and ratified in March 2002 and will expire on March 31, 2005. In addition, a large number of the company's employees are employed in countries in which employment laws provide greater bargaining or other rights to employees than the laws of the United States. Such employment rights require us to work collaboratively with the legal representatives of the employees to effect any changes to labor arrangements. The company considers its employee relations to be good and does not anticipate any material work stoppages in the near term.

Facilities

        The principal manufacturing facilities and other material important physical properties of the continuing operations of the company, after giving effect to the BSN Acquisition, at December 31, 2003 are listed below. In addition to the properties listed below, the company leases its World Headquarters Building in Toledo, Ohio, and has corporate facilities at Levis Development Park in Perrysburg, Ohio. All properties shown are owned in fee except where otherwise noted.

Glass Containers
North American Operations	Asia Pacific Operations	European Operations	European Operations	South American Operations
United States
  Glass Container Plants
    Atlanta, GA
    Auburn, NY
    Brockway, PA
    Charlotte, MI
    Clarion, PA
    Crenshaw, PA
    Danville, VA
    Lapel, IN
    Los Angeles, CA
    Muskogee, OK
    Oakland, CA
    Portland, OR
    Streator, IL
    Toano, VA
    Tracy, CA
    Waco, TX
    Winston-Salem, NC
    Zanesville, OH
  Machine Shops
    Brockway, PA
    Godfrey, IL
 Canada
  Glass Container Plants
    Lavington,
        British Columbia
    Brampton, Ontario
    Montreal, Quebec
    Scoudouc,
        New Brunswick
Toronto, Ontario	Australia
  Glass Container Plants
    Adelaide
    Melbourne
    Brisbane
    Sydney
  Mold Shop
    Melbourne
 China
  Glass Container Plants
    Guangdong
    Wuhan
    Shanghai
  Mold Shop
    Tianjin
 Indonesia
  Glass Container Plant
    Jakarta
 New Zealand
  Glass Container Plant
Auckland	Czech Republic
  Glass Container Plants
    Sokolov (Nove Sedlo)
    Teplice (Rudolfova Hut)
 Estonia
  Glass Container Plant
    Jarvakandi
 Finland
  Glass Container Plant
    Karhula
 France
  Glass Container Plants
    Béziers
    Vayres
    Gironcourt
    Veauche
    Labégude
    VMC Reims
    Puy-Guillaume
    Wingles
    Reims BSN
 Germany
  Glass Container Plants
    Achern
    Holzminden
    Bernsdorf
    Stoevesandt
    Düsseldorf
 Hungary
  Glass Container Plant
Oroshaza	Italy
  Glass Container Plants
    Asti
    Pordenone
    Bari (2 plants)
    Terni
    Bologna
    Trento (2 plants)
    Latina
    Treviso
    Milano
    Varese
    Napoli
  Mold Shop
    Napoli
  Glass Recycling Plant
    Alessandria
 Netherlands
  Glass Container Plants
    Leerdam
    Schiedam
    Maastricht
 Poland
  Glass Container Plants
    Antoninek
    Jaroslaw
 Spain
  Glass Container Plants
    Barcelona
    Alcala (Seville)
 United Kingdom
  Glass Container Plants
    Alloa
    Harlow
  Sand Plant
    Devilla
  Machine Shop
Birmingham	Brazil
  Glass Container Plants
    Rio de Janeiro
    Sao Paulo
  Machine Shop
    Manaus
  Silica Sand Plant
    Descalvado
 Colombia
  Glass Container Plants
    Envigado
    Zipaquira
    Soacha
  Tableware Plant
    Buga
  Machine Shop
    Cali
  Silica Sand Plant
    Zipaquira
 Ecuador
  Glass Container Plant
    Guayaquil
 Peru
  Glass Container Plant
    Callao
 Venezuela
  Glass Container Plants
    Valera
Valencia

Plastics Packaging
North American Operations	Asia Pacific Operations	European Operations	South American Operations
  United States
    Berlin, OH(1)
    Bowling Green, OH(2)
    Hattiesburg, MS
    Brookville, PA
    Nashua, NH
    Constantine, MI
    Rocky Mount, NC
    Erie, PA
    Rossville, GA
    Franklin, IN
    Sullivan, IN
    Greenville, SC
    Washington, NJ (2)
    Hamlet, NC
  Puerto Rico
Las Piedras	Australia Adelaide Melbourne (Moorabbin) Brisbane (Lytton) Perth (Bentley) Berri Sydney (Blacktown) Singapore Singapore	Hungary Gyor	Brazil Sao Paulo
In addition, a glass container plant in Windsor, Colorado is under construction.

(1)
This facility is financed in whole or in part under tax-exempt financing agreements.

(2)
This facility is leased in whole or in part.

        The company believes that its facilities are well maintained and currently adequate for its planned production requirements over the next three to five years.

        Legal Proceedings

        The company is one of a number of defendants in a substantial number of lawsuits filed in numerous state and federal courts by persons alleging bodily injury (including death) as a result of exposure to dust from asbestos fibers. From 1948 to 1958, one of the company's former business units commercially produced and sold approximately $40 million of a high-temperature, calcium-silicate based pipe and block insulation material containing asbestos. The company exited the pipe and block insulation business in April 1958. The traditional asbestos personal injury lawsuits and claims relating to such production and sale of asbestos material typically allege various theories of liability, including negligence, gross negligence and strict liability and seek compensatory and in some cases, punitive damages in various amounts (herein referred to as "asbestos claims").

        The following table shows the approximate number of plaintiffs and claimants involved in asbestos claims pending at the beginning of, disposed of and filed during, and pending at the end of, each of the years listed (eliminating duplicate filings):

	2003	2002	2001
Pending at beginning of year	24,000	27,000	20,000
Disposed	21,000	24,000	24,000
Filed	26,000	21,000	31,000
Pending at end of year	29,000	24,000	27,000

        At September 30, 2004, the company determined that it is a named defendant in asbestos lawsuits and claims involving approximately 35,000 plaintiffs and claimants. Based on an analysis of the claims and lawsuits pending as of December 31, 2003, approximately 92% of the plaintiffs and claimants either do not specify the monetary damages sought or, in the case of court filings, claim an amount sufficient to invoke the jurisdiction of the trial court. Fewer than 4% of the plaintiffs specify the maximum of their damages claim to be between $10 million and $33 million, while approximately 4% of the plaintiffs claim specific damage amounts ranging between $6 million to $122 million. A single suit pending since 1991 involving fewer than 0.1% of the plaintiffs and approximately 60 defendants, claims damages of $11 billion.

        As indicated by the foregoing summary, modern pleading practice permits considerable variation in the assertion of monetary damages. This variability, together with the actual experience discussed further below of litigating or resolving through settlement hundreds of thousands of asbestos claims and lawsuits over an extended period, demonstrates that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Rather, the amount potentially recoverable for a specific claimant is determined by other factors such as the claimant's severity of disease, product identification evidence against specific defendants, the defenses available to those defendants, the specific jurisdiction in which the claim is made, the claimant's history of smoking or exposure to other possible disease-causative factors, and the various other matters discussed further below.

        In addition to the pending claims set forth above, the company has claims-handling agreements in place with many plaintiffs' counsel throughout the country. These agreements require evaluation and negotiation regarding whether particular claimants qualify under the criteria established by such agreements. The criteria for such claims include verification of a compensable illness and a reasonable probability of exposure to a product manufactured by the company's former business unit during its manufacturing period ending in 1958. Some plaintiffs' counsel have historically withheld claims under these agreements for later presentation while focusing their attention on active litigation in the tort system. The company believes that as of September 30, 2004 there are approximately 21,000 claims against other defendants and which are likely to be asserted some time in the future against the company. These claims are not included in the totals set forth above. The company further believes that the bankruptcies of additional co-defendants, as discussed below, resulted in an acceleration of the presentation and disposition of a number of these previously withheld preexisting claims under such agreements, which claims would otherwise have been presented and disposed of over the next several years. This acceleration is reflected in an increased number of pending asbestos claims and, to the extent disposed, contributed to additional asbestos-related payments.

        The company is also a defendant in other asbestos-related lawsuits or claims involving maritime workers, medical monitoring claimants, co-defendants and property damage claimants. Based upon its past experience, the company believes that these categories of lawsuits and claims will not involve any material liability and they are not included in the above description of pending matters or in the following description of disposed matters.

        Since receiving its first asbestos claim, the company, as of September 30, 2004, has disposed of the asbestos claims of approximately 313,000 plaintiffs and claimants at an average indemnity payment per claim of approximately $6,200. Certain of these dispositions have included deferred amounts payable over periods ranging up to seven years. Deferred amounts payable totaled approximately $88 million at September 30, 2004 ($87 million at December 31, 2003) and are included in the foregoing average indemnity payment per claim. The company's indemnity payments for these claims have varied on a per claim basis, and are expected to continue to vary considerably over time. As discussed above, a part of the company's objective is to achieve, where possible, resolution of asbestos claims pursuant to claims-handling agreements. Under such agreements, qualification by meeting certain illness and exposure criteria has tended to reduce the number of claims presented to the company that would ultimately be dismissed or rejected due to the absence of impairment or product exposure evidence. The company expects that as a result, although aggregate spending may be lower, there may be an increase in the per claim average indemnity payment involved in such resolution.

        The company believes that its ultimate asbestos-related liability (i.e., its indemnity payments or other claim disposition costs plus related legal fees) cannot be estimated with certainty. Beginning with the initial liability of $975 million established in 1993, the company has accrued a total of $2.7 billion through 2003, before insurance recoveries, for its asbestos-related liability. The company's ability to reasonably estimate its liability has been significantly affected by the volatility of asbestos-related litigation in the United States, the expanding list of non-traditional defendants that have been sued in this litigation and found liable for substantial damage awards, the continued use of litigation screenings to generate new lawsuits, the large number of claims asserted or filed by parties who claim prior exposure to asbestos materials but have no present physical impairment as a result of such exposure, and the growing number of co-defendants that have filed for bankruptcy.

        The company has continued to monitor trends which may affect its ultimate liability and has continued to analyze the developments and variables affecting or likely to affect the resolution of pending and future asbestos claims against the company expects that the total asbestos-related cash payments will be moderately lower in 2004 compared to 2003 and will continue to decline thereafter as the preexisting but presently unasserted claims withheld under the claims handling agreements are presented to the company and as the number of potential future claimants continues to decrease. The material components of the company's accrued liability are based on amounts estimated by the company in connection with its comprehensive review and consist of the following: (i) the reasonably probable contingent liability for asbestos claims already asserted against the company, (ii) the contingent liability for preexisting but unasserted asbestos claims for prior periods arising under its administrative claims-handling agreements with various plaintiffs' counsel, (iii) the contingent liability for asbestos claims not yet asserted against the company, but which the company believes it is reasonably probable will be asserted in the next several years, to the degree that an estimation as to future claims is possible, and (iv) the legal defense costs likely to be incurred in connection with the foregoing types of claims.

        The significant assumptions underlying the material components of the company's accrual are:

  (a)
  the extent to which settlements are limited to claimants who were exposed to the company's asbestos-containing insulation prior to its exit from that business in 1958;

  (b)
  the extent to which claims are resolved under the company's administrative claims agreements or on terms comparable to those set forth in those agreements;

  (c)
  the extent of decrease or increase in the inventory of pending serious disease cases;

  (d)
  the extent to which the company is able to successfully defend itself at trial;

  (e)
  the extent of actions by courts to eliminate, reduce or permit the diversion of financial resources for unimpaired claimants and so-called forum shopping;

  (f)
  the extent to which additional defendants with substantial resources and assets are required to participate significantly in the resolution of future asbestos lawsuits and claims;

  (g)
  the number and timing of co-defendant bankruptcies; and

  (h)
  the extent to which the resolution of co-defendant bankruptcies divert resources to unimpaired claimants.

        The company expects to conduct a comprehensive review of its asbestos-related liabilities and costs in connection with finalizing and reporting its results of operations for the year ended December 31, 2004. If the results of this review indicate that the existing amount of the accrued liability is insufficient to cover its estimated future asbestos-related costs, then the company will record an appropriate charge to increase the accrued liability. While the results of this review cannot be estimated at this time, the company expects that an increase of the accrued liability will be required in order to cover estimated indemnity payments and legal fees arising from asbestos personal injury lawsuits and claims filed in the next several years.

        The ultimate amount of distributions which may be required to be made by the company to fund the company's asbestos-related payments cannot be estimated with certainty. The company's reported results of operations for 2003 were materially affected by the $450 million fourth-quarter charge and asbestos-related payments continue to be substantial. Any possible future additional charge would likewise materially affect the company's results of operations in the period in which it might be recorded. Also, the continued use of significant amounts of cash for asbestos-related costs has affected and will continue to affect the company's and the company's cost of borrowing and their ability to pursue global or domestic acquisitions. However, the company believes that its operating cash flows and other sources of liquidity will be sufficient to fund the company's asbestos-related payments and to fund the company's working capital and capital expenditure requirements on a short-term and long-term basis.

        In April 1999, Crown Cork & Seal Technologies Corporation ("CCS") filed suit against Continental PET Technologies, Inc. ("CPT"), then a wholly-owned subsidiary of the company, in the United States District Court for the District of Delaware alleging that certain plastic containers manufactured by CPT, primarily multi-layer PET containers with barrier properties, infringe CCS's U.S. Patent 5,021,515 relating to an oxygen scavenging material. In connection with the initial public offering of Constar International Inc. ("Constar"), CCS contributed to Constar the patent involved in the suit against CPT. As a result, Constar was substituted for CCS as the plaintiff in the suit.

        In November 2004, the company finalized a settlement of this litigation. The settlement involves the grant of a license to the company and to CPT of the technology in dispute, in return for a payment to Constar of $25.1 million, which approximated the amount accrued by the company for this expected resolution. The company believes it has meritorious third party reimbursement claims relating to a substantial portion of this settlement and intends to pursue such claims.

        On November 15, 2004, a lawsuit was filed against the company in the Delaware Court of Chancery by a shareholder, Joseph Sitorsky, pursuant to Section 220 of the Delaware General Corporation Law, captioned Sitorsky v. Owens-Illinois, Inc. Mr. Sitorsky seeks an order compelling the company to produce several categories of documents for his review, generally described in written demands. The categories include documents concerning advisory fees paid to KKR Associates, L.P., the BSN Acquisition, the Plastics Sale, due diligence in connection with the company's contract with software vendor, Model N, an alleged affiliate of KKR Associates, L.P., and executive compensation. The company believes that Mr. Sitorsky has not made a proper demand under Section 220 or otherwise established a right to compel review of the company's documents, and the company intends to defend the action vigorously.

        Other litigation is pending against the company, in many cases involving ordinary and routine claims incidental to the business of the company, and in others presenting allegations that are nonroutine and involve compensatory, punitive or treble damage claims as well as other types of relief. The ultimate legal and financial liability of the company in respect to this pending litigation cannot be estimated with certainty. However, the company believes, based on its examination and review of such matters and experience to date, that such ultimate liability will not have a material adverse effect on its results of operations or financial condition.

SELLING STOCKHOLDERS

        The following table sets forth information concerning ownership of our common stock by the selling stockholders as of November 19, 2004 before this offering and after giving effect to this offering.

        Unless otherwise indicated, the address of each person named below in the table and its corresponding notes is c/o Kohlberg Kravis Roberts & Co., 9 West 57th Street, Suite 4200, New York, New York 10019. The amounts and percentages of our shares beneficially owned and reported are on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of that security, or investment power, which includes the power to dispose of or to direct the disposition of that security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest. The percentages in the table below are based on 150,164,138 shares of common stock which reflects the amount actually outstanding on October 31, 2004.

				Number of Shares Beneficially Owned After the Sale of Shares Hereunder
	Shares Beneficially Owned
Name and Address of Beneficial Owner			Number of Shares to be Sold Hereunder
	Number	%		Number	%
KKR Associates, L.P.(1)	36,000,000	24	25,000,000	11,000,000	7.3

(1)
Shares shown as owned by KKR Associates, L.P. are owned of record by three limited partnerships of which KKR Associates, L.P. is the sole general partner and as to which it possesses sole voting and investment power. The three limited partnerships are OII Associates, L.P., which owns 34,920,000 shares of common stock, KKR Partners II, L.P., which owns 848,600 shares of common stock, and OII Associates II, L.P., which owns 231,400 shares of common stock. Henry R. Kravis, George R. Roberts, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin and Scott Stuart are the general partners of KKR Associates, L.P., and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, L.P., and in such capacity may be deemed to share beneficial ownership of any shares of common stock beneficially owned or deemed to be beneficially owned by KKR Associates, L.P., but disclaim any such beneficial ownership. Messrs. Michelson and Greene sit on Owens-Illinois' board of directors. Mr. Michelson is the chairman of our board's Compensation Committee. Mr. Greene is a member of our board's Compensation Committee and Nominating/Corporate Governance Committee. Messrs. Michelson and Greene are members of KKR & Co. L.L.C., the general partner of Kohlberg Kravis Roberts & Co., L.P., of which KKR Associates, L.P. is an affiliate, which provides management, consulting and financial services to the company for an annual fee. In 2003 the payment for the management fee and expenses was $2,226,720. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of Owens-Illinois, as needed from time to time.

CERTAIN ERISA CONSIDERATIONS

        The following discussion is a summary of certain considerations associated with the purchase of our common stock by (i) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the ERISA or the Code, and (iii) entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements (each, an "ERISA Plan").

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving "plan assets" with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

        Because of the nature of our business as an operating company, it is not likely that we would be considered a party in interest or a disqualified person with respect to any ERISA Plan other than one which we sponsor or to which we contribute or that our assets would be considered to be "plan assets" of any such ERISA Plan. However, a prohibited transaction within the meaning of ERISA and the Code may result if our common stock is acquired by an ERISA Plan to which an underwriter is a party in interest and such acquisition is not entitled to an applicable exemption.

        The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing our common shares on behalf of, or with the assets of, any ERISA Plan, consult with their counsel regarding the matters described herein.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The Secured Credit Agreement

        On October 7, 2004, certain of our subsidiaries entered into the third amended and restated secured credit agreement, which provides revolving and term loan facilities to certain subsidiaries of OI Group.

  Revolving Facility

        The secured credit agreement provides a revolving facility to OBGC and OI Plastic Products FTS Inc. (collectively, the "Domestic Borrowers") and certain other foreign subsidiaries (as described below) in an aggregate revolving loan amount of $600.0 million (inclusive of the subfacilities described below, the "Revolving Facility"). Each Domestic Borrower is jointly and severally liable for loans made to the other Domestic Borrower under the Revolving Facility. The Revolving Facility also includes:

  •
  a $20.0 million subfacility (the "U.K. Subfacility") available to one of OI Group's U.K. subsidiaries (the "U.K. Borrower");

  •
  a $440.0 million subfacility (the "Australian Subfacility") available to certain of OI Group's Australian subsidiaries (the "Australian Borrowers");

  •
  a $10.0 million subfacility (the "Canadian Subfacility") available to one of OI Group's Canadian subsidiaries (the "Canadian Borrower"); and

  •
  a $63.0 million subfacility (the "Italian Subfacility") available to one of OI Group's Italian subsidiaries (the "Italian Borrower").

        Each Australian Borrower is jointly and severally liable for the obligations of each other Australian Borrower under the Australian Subfacility. In addition, the Revolving Facility includes a $350.0 million letter of credit subfacility available to the Domestic Borrowers and the Australian Borrowers and certain overdraft facilities.

        The Revolving Facility expires on April 1, 2007. As of September 30, 2004, revolving loans of $3.9 million were outstanding under the revolving facility under the previous secured credit agreement and $147.5 million of issued but undrawn letters of credit were outstanding.

        Loans under the Revolving Facility bear interest, generally at the applicable borrower's option, at:

  •
  the higher of (A) the prime rate or (B) 50 basis points over an averaged federal funds rate, plus in either case 125 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is less than 3.0:1, 150 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is 3.0:1 or greater but less than 3.5:1, or 175 basis points, if the applicable leverage ratio is greater than or equal to 3.5:1; or

  •
  a reserve adjusted Eurodollar rate plus 225 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is less than 3.0:1, 250 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is 3.0:1 or greater but less than 3.5:1, or 275 basis points, if the applicable leverage ratio is greater than or equal to 3.5:1.

  Term Loans

        The Term Loans ("Term Loans") include the following:

  •
  a $380.0 million term loan to one of the Australian Borrowers, ACI Operations Pty Limited (the "Tranche A1 Term Loan");

  •
  a $275.0 million term loan to OBGC (the "Tranche B1 Term Loan");

  •
  a $230.0 million term loan to BSN (the "Tranche C1 Term Loan"); and

  •
  a €52.0 million term loan to BSN (the "Tranche C2 Term Loan").

  The Tranche A1 Term Loan matures on April 1, 2007 and all other Term Loans mature on April 1, 2008. Scheduled principal repayment dates for the Tranche A1 Term Loan occur on April 1, 2006, October 1, 2006 and April 1, 2007, and the principal amount of such loan payable on each such date is $25,000,000, $55,000,000 and $300,000,000, respectively. Scheduled principal repayment dates for the Tranche B1 Term Loans occur on October 1, 2007 and April 1, 2008, and the principal amount of such loan payable on each such date is $6,666,667 and $268,333,333, respectively. The Tranche C1 Term Loan has only one balloon payment of $230,000,000 scheduled to occur April 1, 2008. Scheduled principal repayment dates for the Tranche C2 Term Loan occur on October 1, 2007 and April 1, 2008, and the principal amount of such loan payable on each such date is €2,000,000 and €50,000,000, respectively.

        The Term Loans (other than the Tranche C2 Term Loan) bear interest, generally at the applicable borrower's option, at:

  •
  the higher of (A) the prime rate or (B) 50 basis points over an averaged federal funds rate, plus in either case 150 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is less than 3.75:1, or 175 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is greater than or equal to 3.75:1; or

  •
  a reserve adjusted Eurodollar rate plus 250 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is less than 3.75:1, or 275 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is greater than or equal to 3.75:1.

        The Tranche C2 Term Loan bears interest, generally, at a rate per annum for Euro deposits (as determined in accordance with the secured credit agreement) plus 250 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is less than 3.75:1, or 275 basis points, if the applicable leverage ratio then in effect under the secured credit agreement is greater than or equal to 3.75:1.

        Each Domestic Borrower has guaranteed the obligations of each other borrower under the secured credit agreement (including the offshore subfacilities). In addition, the Revolving Facility (including the offshore subfacilities) and the Term Loans are guaranteed by OI Group and substantially all other direct and indirect domestic subsidiaries of OI Group. The U.K. Borrower has guaranteed the obligations of the Australian Borrowers, the Canadian Borrower, the Italian Borrower and BSN under the secured credit agreement. In addition, certain wholly-owned subsidiaries of the U.K. Borrower organized in England and Wales (the "U.K. Guarantors") have guaranteed the obligations of the U.K. Borrower under the U.K. Subfacility and under U.K. Borrower's guaranty of the Australian Borrowers', the Italian Borrower's, and the Canadian Borrower's obligations under their respective subfacilities and of BSN's obligations under the Tranche C1 Term Loan and the Tranche C2 Term Loan and each UK Guarantor has guaranteed the obligations of each other UK Guarantor under such guaranty; the Australian Borrowers and certain wholly-owned Australian subsidiaries of the Australian Borrowers (collectively, the "Australian Guarantors") have jointly and severally guaranteed the obligations of the Australian Borrowers under the Australian Subfacility and of ACI in its capacity as an Australian Borrower under the Tranche A1 Term Loan; and OI Europe SAS, substantially all of the subsidiaries of BSN, and the Australian Guarantors have also guaranteed the obligations of BSN under the Tranche C1 Term Loan and the Tranche C2 Term Loan.

        The secured credit agreement (including the Revolving Facility and the Term Loans) and the domestic guaranties of the secured credit agreement, subject to certain exceptions and limitations, are secured on a first priority basis by substantially all of the assets of OI Group and substantially all of the assets of substantially all present and future direct and indirect domestic subsidiaries of OI Group, including the stock and intercompany debt of such subsidiaries (other than OI General FTS Inc.). In addition, (i) the U.K. Subfacility and the guaranties of the U.K. Borrower and U.K. Guarantors are secured by substantially all of the assets of the U.K. Borrower and U.K. Guarantors, (ii) the Australian Subfacility, the Tranche A1 Term Loan and the guaranties of the Australian Borrowers and the Australian Guarantors are secured by substantially all of the assets of the Australian Borrowers and the Australian Guarantors, and (iii) the Tranche C1 Term Loan and the Tranche C2 Term Loan made to BSN are secured by a pledge by OI Europe SAS of BSN's shares and by certain assets, including certain real property and shares, of BSN and certain subsidiaries of BSN. Domestic real property with an acquisition cost or insurable value of less than $25.0 million has generally been excluded. The secured credit agreement also requires under certain circumstances certain additional existing and future subsidiaries to guaranty the secured credit agreement and grant security interests in their assets to secure the secured credit agreement. The secured credit agreement and related collateral documents provide that, subject to certain conditions, the domestic guaranties and liens supporting the secured credit agreement may be shared from time to time with specified types of other obligations owing to lenders or affiliates of lenders party to the secured credit agreement incurred or guaranteed by OI Group or its subsidiaries as lending facilities and interest rate and currency agreements and certain other indebtedness permitted by the secured credit agreement.

        Loans and commitments under the secured credit agreement are subject to mandatory prepayment and reduction under certain circumstances from excess cash flow and from proceeds of permitted asset sales, the sale or issuance of permitted debt securities and the incurrence of certain permitted indebtedness, the sale or issuance of certain equity securities, and from insurance and condemnation proceeds, in each case received by OI Group and/or OI Group's subsidiaries (with certain exceptions for non-U.S. subsidiaries), and in some cases by Owens-Illinois. Voluntary prepayment of any of the loans under the secured credit agreement is permitted in whole or in part with prior notice without premium or penalty (except with respect to the Term Loans as set forth below and subject to funding losses), subject to limitations as to minimum amounts. If any tranche of the Terms Loans is repaid in full prior to June 21, 2005 as a result of a voluntary or mandatory prepayment with the proceeds of new term loans under the secured credit agreement that have an applicable rate that is less than the rate currently calculated using the applicable margin for such tranche of Term Loan as of the date of the secured credit agreement, a certain prepayment premium would apply to any such prepayment.

        The secured credit agreement contains covenants and provisions that, among other things, restrict the ability of OI Group and its subsidiaries to dispose of assets, incur additional indebtedness, prepay other indebtedness or amend certain debt instruments, pay dividends, create liens on assets, enter into contingent obligations, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, change the business conducted by OI Group and its subsidiaries, engage in certain transactions with affiliates and otherwise restrict certain corporate activities.

        In addition, the secured credit agreement contains financial covenants that require OI Group and its subsidiaries to maintain, based upon the financial statements of Owens-Illinois and its subsidiaries on a consolidated basis, the following financial ratios and tests:

  •
  the fixed charge coverage ratio (the ratio of cash flow available for fixed charges to fixed charges) must be at least 1.15 to 1.0 as of the last day of each fiscal quarter through September 30, 2005, at least 1.30 to 1.0 as of the last day of each fiscal quarter thereafter through September 30, 2006, at least 1.5 to 1.0 as of the last day of each fiscal quarter thereafter through September 30, 2007, and at least 1.7 to 1.0 as of the last day of each fiscal quarter thereafter through March 31, 2008;

  •
  the leverage ratio (the ratio of total debt to credit agreement EBITDA) may not exceed 5.0 to 1.0 as of the last day of each fiscal quarter through September 30, 2005, may not exceed 4.65 to 1.0 as of the last day of each fiscal quarter thereafter through September 30, 2006, may not exceed 4.3 to 1.0 as of the last day of each fiscal quarter thereafter through September 30, 2007, and may not exceed 3.95 to 1.0 as of the last day of each fiscal quarter thereafter through March 31, 2008; and

  •
  capital expenditures may not exceed $550.0 million in any fiscal year, plus, solely in the case of the 2003, 2004 and 2005 fiscal years, an additional amount not to exceed in the aggregate for all such years of $130.0 million expended for certain purposes set forth in the secured credit agreement.

        Events of default under the secured credit agreement include, among other matters: (1) any failure to pay principal when due or to reimburse letters of credit when reimbursement is due, or to pay interest, fees or other amounts within five days after the date due; (2) any failure by Owens-Illinois or any of its subsidiaries to pay when due principal or interest on certain indebtedness that gives rise to a right of acceleration, and other breaches or defaults by Owens-Illinois or its subsidiaries under such indebtedness similarly giving rise to acceleration rights; (3) the breach by OI Group or certain of its subsidiaries of certain covenants, representations or warranties in the secured credit agreement; (4) any other default by OI Group or certain subsidiaries under the secured credit agreement that has not been remedied or waived within 30 days of the requisite notice; (5) certain events of bankruptcy, insolvency or dissolution of Owens-Illinois, OI Group, any borrower or any material subsidiary, and certain material judgments entered against the same; (6) a change of control of Owens-Illinois, OI Group or OBGC as defined in the secured credit agreement; (7) certain ERISA and pension-related matters and liabilities; (8) material impairment of the guarantees or the collateral security; and (9) certain changes in the activities of Owens-Illinois and certain other subsidiaries of OI Group.

Senior Secured Notes due 2009, 2011 and 2012, Senior Notes due 2013 and New Senior Notes

        In January 2002, OBGC issued $1.0 billion of 8 7/8% Senior Secured Notes due 2009. In November 2002, OBGC issued $450.0 million of 8 3/4% Senior Secured Notes due 2012 and in December 2002, OBGC issued an additional $175.0 million of 8 3/4% Senior Secured Notes due 2012. In May 2003, OBGC issued $450.0 million of 7 3/4% Senior Secured Notes due 2011 and $450.0 million of 8 1/4% Senior Notes due 2013. OBGC is expected to issue in early December, subject to customary closing conditions, $400 million of new senior notes and €225 million of new senior notes. The senior secured notes and the senior notes are senior obligations of OBGC and rank pari passu in right of payment with all current and future senior debt of OBGC, including its obligations under the secured credit agreement. The guarantees of the senior secured notes and the senior notes rank equal in right of payment to the guarantees of OI Group and the subsidiary guarantors of their existing and future senior obligations, including their obligations under the secured credit agreement. The terms of the senior secured notes and the senior notes are substantially similar, except that the Senior Secured Notes and the guarantees thereof are secured.

Indebtedness of Owens-Illinois

        Owens-Illinois has issued the following outstanding public debt securities:

    $350 million of 7.15% Senior Notes due 2005
    $300 million of 8.10% Senior Notes due 2007
    $250 million of 7.35% Senior Notes due 2008
    $250 million of 7.50% Senior Debentures due 2010
    $250 million of 7.80% Senior Debentures due 2018

        We intend to purchase in the OI Tender Offer commenced on November 15, 2004, or otherwise repurchase or repay, all $350 million of the 7.15% Senior Notes due 2005.

        Owens-Illinois obligations under these outstanding public debt securities are guaranteed on a subordinated basis by OI Group and Owens-Brockway Packaging Inc. ("OI Packaging"). The guarantees and the outstanding public debt securities are secured by a second priority lien on the intercompany debt owed to and capital stock owned by OI Group and OI Packaging.

        The guarantees by OI Group and OI Packaging are subordinated to the prior payment in full in cash of all obligations of the guarantors under the secured credit agreement, the senior secured notes and the senior notes. Each of OI Group and OI Packaging will be released and relieved of any obligations under its guarantee of Owens-Illinois' outstanding public debt securities (1) in the event of a sale or other disposition of all or substantially all of the assets of such guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of its capital stock, to a person that is not a subsidiary of Owens-Illinois or (2) at the discretion of Owens-Illinois in the event that the guarantor is no longer a guarantor of our obligations under the secured credit agreement.

        The security interests securing Owens-Illinois' outstanding public debt securities will terminate and the collateral will be released upon the earlier of:

    •
    payment in full of all obligations under the secured credit agreement and the cancellation or termination of the secured credit agreement and related letters of credit and the written election of OI Group and OI Packaging; and

    •
    the first date on which the pledged collateral no longer secures any obligations under the secured credit agreement and upon the written election of OI Group and OI Packaging.

        In addition, lenders under the secured credit agreement have the ability to direct the collateral agent to release the collateral upon the approval of the requisite percentage of lenders under the secured credit agreement.

DESCRIPTION OF COMMON STOCK

        Pursuant to the company's restated certificate of incorporation, the company is authorized to issue 250,000,000 shares of common stock, par value $.01 per share, of which 150,164,138 were outstanding as of October 31, 2004.

        Each holder of common stock is entitled to one vote for each share held of record on all matters as to which stockholders are entitled to vote. There are no cumulative voting rights in the election of directors. The quorum required at any stockholders meeting for consideration of any matter is a majority of the issued and outstanding shares of our common stock, represented in person or by proxy.

        In the event of a liquidation, dissolution or winding-up of the company, the holders of common stock are entitled to share equally and ratably in the assets of the company, if any, remaining after the payment of all debts and liabilities of the company and the liquidation preference of any outstanding preferred stock.

        Holders of common stock have no preemptive rights. No shares of common stock are subject to redemption, sinking fund or conversion provisions.

        The restated certificate of incorporation provides for a classified board of directors consisting of three classes as nearly equal in size as practicable. The restated certificate of incorporation prohibits action by written consent of stockholders. A director may be removed without cause either by (i) a majority vote of the directors then in office (including for purposes of calculating the number of directors then in office, the director subject to such removal vote) or (ii) 80% of the capital stock entitled to vote for the election of directors. Additionally, the provision relating to the classified board may be amended only upon the vote of the holders of at least 80% of the capital stock entitled to vote for the election of directors.

        The common stock is listed on the New York Stock Exchange under the symbol "OI." The transfer agent and registrar for the common stock is EquiServe Trust Company, N.A.

DESCRIPTION OF PREFERRED STOCK

        Under our restated certificate of incorporation, shares of preferred stock may be issued from time to time, in one or more classes or series, as authorized by the board of directors, generally without the approval of stockholders. We currently have 9,050,000 shares of convertible preferred stock, par value $.01 per share, issued and outstanding.

        The convertible preferred stock is senior to the common stock with respect to dividends and liquidation events. Annual cumulative dividends of $2.375 per share are payable in cash quarterly. The convertible preferred stock is convertible at the option of the holder at any time, unless previously redeemed, into shares of common stock at an initial conversion rate of 0.9491 shares of common stock for each share of convertible preferred stock, subject to adjustments based on certain events. The convertible preferred stock may be redeemed only in shares of common stock of Owens-Illinois at the option of Owens-Illinois at predetermined redemption prices plus accrued and unpaid dividends, if any, to the redemption date.

        Holders of the convertible preferred stock have no voting rights, except as required by applicable law and except that among other things, whenever accrued and unpaid dividends on the convertible preferred stock are, equal to or exceed the equivalent of six quarterly dividends payable on the convertible preferred stock, such holders will be entitled to elect two directors to our board of directors until the dividend arrearage has been paid or amounts have been set apart for such payment. In addition, certain changes that would be materially adverse to the rights of holders of the convertible preferred stock cannot be made without the vote of holders of two-thirds of the outstanding convertible preferred stock.

MATERIAL UNITED STATES FEDERAL INCOME AND
ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder, but is not a complete analysis of all of the potential tax consequences related thereto. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

        A "non-U.S. holder" means a person that is not for United States federal income tax purposes any of the following:

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  an individual citizen or resident of the United States;

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  a corporation or a partnership or any other entity taxable as a corporation or a partnership for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to United States federal income taxation regardless of its source; or

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  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders. In addition, it does not address tax considerations applicable to an investor's particular circumstances or to investors who may be subject to special treatment under the United States federal income tax laws (including, without limitation, if you are a United States expatriate, "controlled foreign corporation," "passive foreign investment company," corporation that accumulates earnings to avoid United States federal income tax, bank or other financial institution, insurance company, tax-exempt organization, dealer in securities or commodities, trader, person that owns (or is deemed to own) more than five percent of our company (except as specifically set forth below), person who holds our common stock as part of a hedge, straddle, conversion transaction or other risk reduction transaction, or person deemed to sell our common stock under the constructive sale provisions of the Code). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. In addition, we have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

        If a partnership or other pass-through entity holds our common stock, the tax treatment of a partner in such partnership or member in such entity will generally depend upon the status of the partner or member and the activities of the partnership or other pass-through entity. If you are a partnership or other pass-through entity holding our common stock, or a partner in such partnership or member in such entity, you should consult your tax advisors.

        If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

        Payments on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

        Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

        However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service. If a non-United States holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on Disposition of Common Stock

        Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

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  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder;

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  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

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  we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the holder's holding period for our common stock.

        An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

        We believe that we are not currently and do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes. If we are or become a "United States property holding corporation," so long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock.

Federal Estate Tax

        Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

UNDERWRITING

        Banc of America Securities LLC, Citigroup Global Markets Inc. and Lehman Brothers Inc. are acting as joint book-running managers of the offering and are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of shares
Banc of America Securities LLC
Citigroup Global Markets Inc.
Lehman Brothers Inc.
Deutsche Bank Securities Inc
Goldman, Sachs & Co.

Total	25,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $        per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $        per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

        The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,750,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        The selling stockholders have agreed that, subject to certain exceptions, for a period of 90 days from the date of this prospectus supplement, they will not, without the prior written consent of Banc of America Securities LLC, Citigroup Global Markets Inc. and Lehman Brothers Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Banc of America Securities LLC, Citigroup Global Markets Inc. and Lehman Brothers Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

        Each underwriter has represented, warranted and agreed that:

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  it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

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  it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

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  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

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  the offer in the Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

        The following table shows the underwriting discounts and commissions that the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

Paid by selling stockholders
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        In connection with the offering, Citigroup Global Markets Inc. on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        Pursuant to the terms of the Registration Rights Agreement, dated as of March 17, 1987, between us and the selling stockholders, we have agreed to pay all expenses of this offering, which we estimate will be $            .

        The underwriters have performed investment banking and advisory services for us form time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In connection with our subsidiary borrowers' third amended and restated secured credit agreement, Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., acted as joint book manager, Citigroup Global Markets Inc. acted as joint lead arranger, joint book manager, syndication agent and documentation agent, Deutsche Bank Securities Inc. acted as joint lead arranger, joint book manager and documentation agent, Deutsche Bank AG, an affiliate of Deutsche Bank Securities Inc., acted as UK administrative agent, Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., acted as administrative agent, and Banc of America Securities LLC acted as joint lead arranger, joint book manager and documentation agent, with respect to each of which, they and their affiliates received usual and customary fees. Goldman, Sachs & Co. and its affiliates are acting as one of the dealer managers for the tender offers described herein. In addition, certain underwriters and their affiliates acted as underwriters and/or initial purchasers in the offerings of the notes that are the subject of the tender offers described herein.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

        Certain legal matters relating to this offering will be passed upon for the selling stockholders by Latham & Watkins LLP, San Francisco, California. Certain partners and former partners of Latham & Watkins LLP, members of their families and related persons, have an indirect interest, though limited partnerships, in less than 1% of our common stock. These persons do not have the power to vote or dispose of such shares of our common stock.

        Certain legal matters relating to this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Simpson Thacher & Bartlett LLP has from time to time acted as counsel to the company and its subsidiaries and Kohlberg Kravis Roberts & Co. L.P., an affiliate of the selling stockholders, in certain matters.

EXPERTS

        The consolidated financial statements of Owens-Illinois, Inc. for each of the three years ended December 31, 2003, incorporated in this prospectus by reference to our Current Report on Form 8-K filed with the SEC on November 22, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report included thereon and incorporated herein by reference in reliance on such report, given on the authority of such firm as experts in accounting and auditing.

36,000,000 Shares

OWENS-ILLINOIS, INC.
Common Stock

        This prospectus relates to 36,000,000 shares of our common stock that may be offered for sale or otherwise transferred from time to time by the selling stockholder.

        The selling stockholder may offer its shares of common stock from time to time through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholder.

        Our common stock is listed on the New York Stock Exchange under the symbol "OI." The last reported sale price of our common stock on the New York Stock Exchange on October 21, 2003 was $11.35 per share.

        Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 3 of this prospectus.

        These securities have not been approved or disapproved by the Securities and Exchange Commission or any State Securities commission nor has the Securities and Exchange commission or any state securities commission passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 23, 2003.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholder has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholder is not, making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities. Our business, financial condition, results of operations and prospects may have changed since that date.

i

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

        This prospectus includes forward looking statements. We have based these forward looking statements on our current expectations and projections about future events. These forward looking statements are subject to risks, uncertainties, and assumptions about us and our subsidiaries, including, among other things, factors discussed under the section entitled "Risk Factors" and the following:

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  foreign currency fluctuations relative to the U.S. dollar;

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  change in capital availability or cost, including interest rate fluctuations;

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  general political, economic and competitive conditions in markets and countries where we have operations or sell products, including competitive pricing pressures, inflation or deflation, and changes in tax rates;

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  consumer preferences for alternative forms of packaging;

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  fluctuations in raw material and labor costs;

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  availability of raw materials;

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  costs and availability of energy;

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  transportation costs;

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  consolidation among competitors and customers;

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  the ability to integrate operations of acquired businesses;

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  unanticipated expenditures with respect to environmental, safety and health laws;

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  performance by customers of their obligations under supply agreements; and

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  timing and occurrence of events, including events related to asbestos-related claims, which are beyond our control.

        We caution you that although we believe that the assumptions on which the forward looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward looking statements also could be materially incorrect. In light of these and other uncertainties, you should not regard the inclusion of a forward looking statement in this prospectus as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on these forward looking statements. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this prospectus might not occur.

THE COMPANY

        Unless otherwise specified or the context requires otherwise, reference in this prospectus to the "Company," "Owens-Illinois," "we," "us" or "our" refers to Owens-Illinois, Inc. and its direct and indirect subsidiaries on a consolidated basis.

        We are one of the world's leading manufacturers of packaging products. We are the largest manufacturer of glass containers in North America, South America, Australia and New Zealand, and one of the largest in Europe. In addition, we are the leading manufacturer in North America of plastic containers, plastic closures and plastic prescription containers. We also have plastics packaging operations in South America, Europe, Australia and New Zealand. Consistent with our strategy to continue to strengthen our existing packaging businesses, we have acquired 18 glass container businesses in 18 countries since 1991, including businesses in North America, South America, Central and Eastern Europe and the Asia Pacific region, and 7 plastics packaging businesses with operations in 12 countries.

        We believe that we are a technological leader in the worldwide glass container and plastics packaging segments of the rigid packaging market. During the five years ended December 31, 2002, we invested more than $2.3 billion in capital expenditures (excluding acquisitions) and more than $362 million in research, development and engineering to, among other things, improve labor and machine productivity, increase capacity in growing markets and commercialize technology into new products.

        A more detailed description of our business is contained in our Annual Report on Form 10-K which we have incorporated by reference in this prospectus.

        Our principal executive office is located at One SeaGate, Toledo, Ohio 43666 and our telephone number at that address is (419) 247-5000.

RISK FACTORS

        You should carefully consider the following risks and uncertainties and all other information contained in this prospectus, including the documents incorporated by reference, before you decide whether to purchase our common stock. Any of the following risks, if they materialize, could adversely affect our business, financial condition and operating results. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to Our Business

  Funded Status of Pension Plans—Recognition of a minimum pension liability may cause a significant reduction in net worth.

        Due to broad declines in the stock market, the fair values of the assets in our U.S. pension plans have declined during the last several years. Statement of Financial Accounting Standards No. 87, "Accounting for Pensions," requires balance sheet recognition of a minimum liability if the fair value of plan assets is less than the accumulated benefit obligation ("ABO") at the end of the year. The fair values of our U.S. pension plans' assets exceeded the ABO at December 31, 2002; therefore, no recognition of a minimum liability was required. However, if the fair values of the U.S. plans' assets at December 31, 2003 decrease or if the discount rate used to calculate the ABO decreases, we may be required to write off most of our prepaid pension asset ($925.5 million at December 31, 2002) and record a liability equal to the excess of ABO over the fair value of the assets at December 31, 2003. The resulting noncash charge would not reduce reported earnings. It would be recorded directly as a decrease in the Accumulated Other Comprehensive Income component of share owner's equity. While we cannot estimate the minimum liability with any certainty at this time, we believe that the required adjustment would significantly reduce our net worth. For our major pension plan in the United Kingdom, the ABO exceeded the plan's assets at December 31, 2002. The required adjustment, after tax effect, reduced net worth at December 31, 2002 by $91.5 million. Even if the fair values of the U.S. plans' assets are less than ABO at December 31, 2003, we believe that we will not be required to make cash contributions to the U.S. plans for at least several years.

  Goodwill—A significant write down of goodwill would have a material adverse effect on our reported results of operations and net worth.

        On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS No. 142"). We no longer amortize goodwill, but we review our goodwill balance for impairment at least once a year using the business valuation methods required by FAS No. 142. These methods include the use of a weighted average cost of capital to calculate the present value of the expected future cash flows of our reporting units. Future changes in the cost of capital, expected cash flows, or other factors may cause our goodwill to be impaired, resulting in a noncash charge against results of operations to write down goodwill for the amount of impairment. If a significant write down is required, the charge would have a material adverse effect on our reported results of operations and net worth.

  International Operations—We are subject to risks associated with operating in foreign countries.

        We operate manufacturing and other facilities throughout the world. Net sales from international operations totaled approximately $2.6 billion representing approximately 46% of our net sales for the year ended December 31, 2002. As a result of our international operations, we are subject to risks associated with operating in foreign countries, including:

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  political, social and economic instability;

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  war, civil disturbance or acts of terrorism;

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  taking of property by nationalization or expropriation without fair compensation;

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  changes in government policies and regulations;

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  devaluations and fluctuations in currency exchange rates;

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  imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries;

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  imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

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  hyperinflation in certain foreign countries; and

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  impositions or increase of investment and other restrictions or requirements by foreign governments.

        The unusually severe economic market and/or currency exchange conditions in South America, Europe and the Asia Pacific region adversely affected operating results in 1999, 2000 and 2001. A national strike in Venezuela in December 2002 adversely affected operations and forced us to idle two factories in that country. In addition, we were negatively affected in 2002 by weakness in certain South American currencies, which reduced U.S. dollar sales and earnings of foreign affiliates in that region. The risks associated with operating in foreign countries may have a material adverse effect on operations.

  Competition—We face intense competition from other glass container producers, as well as from makers of alternative forms of packaging. Competitive pressures could adversely affect our financial health.

        We are subject to significant competition from other glass container producers, as well as from makers of alternative forms of packaging, such as aluminum cans and plastic containers. We compete with each of our rigid packaging competitors on the basis of price, quality, service and the marketing attributes of the container. Advantages or disadvantages in any of these competitive factors may be sufficient to cause the customer to consider changing suppliers and/or to use an alternative form of packaging. For example, during 2001, our sales of glass containers for juice and iced tea products in the U.S. declined by approximately $27.0 million due to conversions from glass to plastic containers. Our principal competitors among glass container producers in the U.S. are Saint-Gobain Containers Co., a wholly-owned subsidiary of Compagnie de Saint-Gobain, and Anchor Glass Container Corporation.

        In supplying glass containers outside of the U.S., we compete directly with Compagnie de Saint-Gobain in Italy and Brazil, Rexam plc and Ardagh plc in the U.K., Vetropack in the Czech Republic and Amcor Limited in Australia. In other locations in Europe, we compete indirectly with a variety of glass container firms including Compagnie de Saint-Gobain, BSN Glasspack, Vetropack and Rexam plc.

        In addition to competing with other large, well-established manufacturers in the glass container segment, we compete with manufacturers of other forms of rigid packaging, principally aluminum cans and plastic containers, on the basis of quality, price and service. The principal competitors producing metal containers are Crown Holdings Inc., Rexam plc, Ball Corporation and Silgan Holdings Inc. The principal competitors producing plastic containers are Consolidated Container Holdings, LLC, Graham Packaging Company, Plastipak Packaging, Inc. and Silgan Holdings Inc. We also compete with manufacturers of non-rigid packaging alternatives, including flexible pouches and aseptic cartons, in serving the packaging needs of juice customers.

        Pressures from competitors and producers of alternative forms of packaging have resulted in excess capacity in certain countries in the past and have led to significant pricing pressures in the rigid packaging market.

  High Energy Costs—Higher energy costs worldwide may have a material adverse effect on operations.

        Electrical power and natural gas are vital to our operations and we rely on a continuous power supply to conduct our business. In the first nine months of 2003, higher energy costs worldwide impacted our operations and earnings at a level that we did not anticipate, resulting in an increase of approximately $74.2 million in energy costs compared to the first nine months of 2002. If energy costs substantially increase in the future, we could experience a significant increase in operating costs, which may have a material adverse effect on future operating income.

  Integration Risks—We may not be able to effectively integrate businesses we acquire.

        Consistent with past practice, we are considering strategic transactions, including acquisitions, that will complement, strengthen and enhance growth in our worldwide glass and plastics packaging operations. We are evaluating a number of these transactions on a preliminary basis but are not certain that any of these transactions will advance beyond the preliminary stages or be completed. Any recent or future acquisitions are subject to various risks and uncertainties, including:

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  the inability to assimilate effectively the operations, products, technologies and personnel of the acquired companies (some of which are located in diverse geographic regions);

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  the potential disruption of existing business and diversion of management's attention from day-to-day operations;

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  the inability to maintain uniform standards, controls, procedures and policies;

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  the need or obligation to divest portions of the acquired companies; and

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  the potential impairment of relationships with customers.

        In addition, we cannot assure you that the integration and consolidation of newly acquired businesses will achieve anticipated cost savings and operating synergies.

  Customer Consolidation—The continuing consolidation of our customer base may intensify pricing pressures and have a material adverse effect on operations.

        Over the last ten years, many of our largest customers have acquired companies with similar or complementary product lines. This consolidation has increased the concentration of our business with our largest customers. In many cases, such consolidation has been accompanied by pressure from customers for lower prices, reflecting the increase in the total volume of products purchased or the elimination of a price differential between the acquiring customer and the company acquired. Increased pricing pressures from our customers may have a material adverse effect on operations.

  Seasonality and Raw Materials—Profitability could be affected by varied seasonal demands and the availability of raw materials.

        Due principally to the seasonal nature of the brewing, iced tea and other beverage industries, in which demand is stronger during the summer months, sales of our products have varied and are expected to vary by quarter. Shipments in the U.S. and Europe are typically greater in the second and third quarters of the year, while shipments in South America and the Asia Pacific region are typically greater in the first and fourth quarters of the year. Unseasonably cool weather during peak demand periods can reduce demand for certain beverages packaged in our containers.

        The raw materials that we use have historically been available in adequate supply from multiple sources. For certain raw materials, however, there may be temporary shortages due to weather or other factors, including disruptions in supply caused by raw material transportation or production delays.

These shortages, as well as material increases in the cost of any of the principal raw materials that we use, may have a material adverse effect on operations.

  Environmental Risks—We are subject to various environmental legal requirements and may be subject to new legal requirements in the future. These requirements may have a material adverse effect on operations.

        Our operations and properties, both in the U.S. and abroad, are subject to extensive laws, ordinances, regulations and other legal requirements relating to environmental protection, including legal requirements governing investigation and clean-up of contaminated properties as well as water discharges, air emissions, waste management and workplace health and safety. Such legal requirements frequently change and are different in every jurisdiction. Our operations and properties, both in the U.S. and abroad, must comply with these legal requirements. These requirements may have a material adverse effect on operations.

        We have incurred, and expect to incur, costs for our operations to comply with environmental legal requirements, and these costs could increase in the future. Many environmental legal requirements provide for substantial fines, orders (including orders to cease operations), and criminal sanctions for violations. These legal requirements may apply to conditions at properties that we presently or formerly owned or operated, as well as at other properties for which we may be responsible, including those at which wastes attributable to us were disposed. A significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine may have a material adverse effect on operations.

        A number of governmental authorities both in the U.S. and abroad have enacted, or are considering, legal requirements that would mandate certain rates of recycling, the use of recycled materials, and/or limitations on certain kinds of packaging materials such as plastics. In addition, some companies with packaging needs have responded to such developments, and/or to perceived environmental concerns of consumers, by using containers made in whole or in part of recycled materials. Such developments may reduce the demand for some of our products, and/or increase our costs, which may have a material adverse effect on operations.

  Labor Relations—We are party to collective bargaining agreements with labor unions. Organized strikes or work stoppages by unionized employees may have a material adverse effect on operations.

        We are party to a number of collective bargaining agreements with labor unions, several of which will expire in 2005, and which at December 31, 2002, covered approximately 96% of our union-affiliated employees in the U.S. Upon the expiration of any collective bargaining agreement, if we are unable to negotiate acceptable contracts with labor unions, it could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or other work stoppage, we could experience a significant disruption of operations and/or higher ongoing labor costs, which may have a material adverse effect on operations.

  Asbestos-Related Contingent Liability—We have made, and will continue to make, substantial payments to satisfy claims of persons alleging exposure to asbestos-containing products and we may need to record additional charges in the future for estimated asbestos-related costs. These substantial payments have affected and will continue to affect our cost of borrowing and our ability to pursue acquisitions.

        We are one of a number of defendants in a substantial number of lawsuits filed in numerous state and federal courts by persons alleging bodily injury (including death) as a result of exposure to dust from asbestos fibers. From 1948 to 1958, one of our former business units commercially produced and sold approximately $40 million of a high-temperature, calcium-silicate based pipe and block insulation material containing asbestos. We exited the pipe and block insulation business in April 1958. The traditional asbestos personal injury lawsuits and claims relating to such production and sale of asbestos material typically allege various theories of liability, including negligence, gross negligence and strict liability and seek compensatory and in some cases, punitive damages in various amounts (herein referred to as "asbestos claims").

        We believe that our ultimate asbestos-related contingent liability (i.e., its indemnity or other claim disposition costs plus related legal fees) cannot be estimated with certainty. In 1993, we established a liability of $975 million to cover indemnity payments and legal fees associated with the resolution of outstanding and expected future asbestos lawsuits and claims. In 1998, an additional liability of $250 million was established. During the third quarter of 2000, we established an additional liability of $550 million to cover our estimated indemnity payments and legal fees arising from outstanding asbestos personal injury lawsuits and claims and asbestos personal injury lawsuits and claims expected to be filed in the ensuing several years. In early March 2002, we initiated a comprehensive review to determine whether further adjustment of asbestos-related liabilities was appropriate. At the conclusion of this review in April, we determined that an additional charge of $475 million would be appropriate to adjust the reserve for estimated future asbestos-related costs. Our ability to reasonably estimate our liability has been significantly affected by the volatility of asbestos-related litigation in the United States, the expanding list of non-traditional defendants that have been sued in this litigation and found liable for substantial damage awards, the continued use of litigation screenings to generate new lawsuits, the large number of claims asserted or filed by parties who claim prior exposure to asbestos materials but have no present physical impairment as a result of such exposure, and the growing number of co-defendants that have filed for bankruptcy.

        We expect to complete a comprehensive review of our asbestos-related liabilities and costs in connection with finalizing and reporting our results for 2003, and annually thereafter, unless significant changes in trends or new developments warrant an earlier review. If the results of this annual comprehensive review indicate that the existing amount of the accrued liability is insufficient to cover our estimated liabilities, then we will record an appropriate charge to increase the accrual.

        Our ultimate legal and financial liability in respect to the lawsuits and proceedings referred to above cannot be estimated with certainty. Our reported results of operations for 2002 were materially affected by the $475 million first-quarter charge and any possible future additional accrual would likewise materially affect our results of operations in the period in which it might be recorded. Cash payments for asbestos-related costs were $221.1 million in 2002 and $157.2 million in the first nine months of 2003. The continued use of significant amounts of cash for asbestos-related costs has affected and will continue to affect our cost of borrowing and our ability to pursue global or domestic acquisitions.

Risks Relating to Our Indebtedness

  Substantial Leverage—Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations.

        We have a significant amount of debt. As of September 30, 2003, we had approximately $5.5 billion of total consolidated debt outstanding. Our ratio of earnings to fixed charges was 1.0x for the year ended December 31, 2002, and our ratio of earnings to combined fixed charges and preferred stock dividends was 1.0x for the year ended December 31, 2002.

        This substantial indebtedness could have important consequences to you. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, development efforts and other general corporate purposes;

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  limit our flexibility in planning for, or reacting to, changes in our business and the rigid packaging market;

  •
  place us at a competitive disadvantage relative to our competitors that have less debt; and

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  limit, along with the financial and other restrictive covenants in the documents governing our indebtedness, among other things, our ability to borrow additional funds.

  Ability to Service Debt and Preferred Stock—To service our indebtedness and to make preferred stock dividend payments, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, to make quarterly dividend payments of $5.4 million on 9,050,000 shares of our $2.375 convertible preferred stock, and to fund working capital, capital expenditures, acquisitions and other development efforts depends on our ability to generate cash in the future. We cannot assure you that we will generate sufficient cash flow from operations, or that future borrowings will be available under our secured credit agreement, in an amount sufficient to enable us to pay our indebtedness, to make our preferred stock dividend payments, or to fund other liquidity needs. If short term interest rates increase, our debt service cost will increase because some of our debt is subject to short term variable interest rates. Our annual interest expense for 2002, on a pro forma basis assuming we had issued, at the beginning of 2002, the 8 1/4% Senior Notes due 2013 and the 7 3/4% Senior Secured Notes due 2011, and further assuming that all of such notes, the 8 3/4% Senior Secured Notes due 2012 and the 8 7/8% Senior Secured Notes due 2009 had been outstanding at the beginning of 2002, would have been $486.7 million. Based on the amount of variable rate debt outstanding during 2002, after giving pro forma effect to the issuance of the 8 1/4% Senior Notes due 2013, the 7 3/4% Senior Secured Notes due 2011, the 8 7/8% Senior Secured Notes due 2009 and the 8 3/4% Senior Secured Notes due 2012, a 1% increase in variable interest rates for 2002 would have increased our annual pro forma interest expense by $14.4 million to $501.1 million.

        We may need to refinance all or a portion of our indebtedness on or before maturity. If we are unable to generate sufficient cash flow and are unable to refinance or extend outstanding borrowings on commercially reasonable terms or at all, we may have to:

  •
  reduce or delay capital expenditures planned for replacements, improvements and expansions;

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  sell assets;

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  restructure debt; and/or

  •
  obtain additional debt or equity financing.

        We cannot assure you that we could effect or implement any of these alternatives on satisfactory terms, if at all.

  Debt Restrictions—We may not be able to finance future needs or adapt our business plans to changes because of restrictions placed on us by our secured credit agreement, our indentures and the instruments governing other indebtedness.

        Our secured credit agreement, our indentures and certain of the agreements governing other indebtedness contain affirmative and negative covenants that limit our ability to take certain actions. For example, the indentures restrict, among other things, our ability to borrow money, pay dividends on, or redeem or repurchase, stock, make investments, create liens, enter into certain transactions with affiliates and sell certain assets or merge with or into other companies. These restrictions could adversely affect our ability to operate our businesses and may limit our ability to take advantage of potential business opportunities as they arise.

        Failure to comply with these or other covenants and restrictions contained in the secured credit agreement, our indentures or agreements governing other indebtedness could result in a default under those agreements, and the debt under those agreements, together with accrued interest, could then be declared immediately due and payable. If a default occurs under the secured credit agreement, the lenders could cause all of the outstanding debt obligations under the secured credit agreement to become due and payable. A default under the secured credit agreement, our indentures or agreements governing other indebtedness could also lead to an acceleration of debt under other debt instruments that contain cross acceleration or cross-default provisions.

Risks Relating to Our Common Stock

  Possible Dilution—Future sales of substantial amounts of our common stock, or the perception that such sales may occur, could adversely affect the trading price for our stock and our ability to raise funds in new stock offerings.

        Actual sales of additional amounts of our common stock, or the perception that such sales could occur, might adversely affect the value of our common stock. In addition to the adverse effect a price decline could have on holders of our common stock, such a decline could also impair our ability to raise capital through the sale of our equity securities. As of October 9, 2003, our Restated Certificate of Incorporation permitted the issuance of up to 250 million shares of our common stock, approximately 147.8 million shares of our common stock were outstanding and approximately 19.2 million shares of our common stock were issuable upon exercise of outstanding stock options and conversion of preferred stock. Thus, we have the ability to issue substantial amounts of our common stock in the future.

  Anti-Takeover Provisions—Certain provisions of our certificate of incorporation, bylaws and Delaware General Corporate Law may have possible anti-takeover effects.

        Some of the provisions of our certificate of incorporation and bylaws could discourage, delay or prevent an acquisition of our business at a premium price. The provisions:

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  permit the board of directors to increase its own size and fill the resulting vacancies;

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  provide for a board composed of three classes of directors with each class serving a staggered three-year term; and

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  authorize the issuance of up to an additional 40,950,000 shares of preferred stock in one or more series without a shareholder vote.

        In addition, Section 203 of the Delaware General Corporate Law also imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

        Dividends—We have never paid dividends and do not intend to do so in the near future.

        We have never paid any cash dividends on our common stock and we do not have any present intention to commence payment of any cash dividends. We intend to retain our earnings, if any, to provide funds for the operation and expansion of our business and to repay outstanding indebtedness. In addition, we are currently restricted from declaring and paying cash dividends on, or repurchasing, our common stock under some covenants contained in our debt agreements.

USE OF PROCEEDS

        All of the shares of common stock offered by this prospectus are being offered by the selling stockholder. For information about the selling stockholder, see "Selling Stockholder." We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder.

SELLING STOCKHOLDER

        We originally issued and sold the 36,000,000 shares of common stock covered by this prospectus in a transaction exempt from the registration requirements of the Securities Act to three limited partnerships, of which KKR Associates, L.P. is the sole general partner and as to which it possesses sole voting and investment power. It may from time to time offer and sell pursuant to this prospectus any and all of the common stock. Our registration of the common stock held by the selling stockholder does not necessarily mean that the selling stockholder will sell all or any of the shares of common stock.

        The following table sets forth, to our knowledge, with respect to the selling stockholder (i) the number of shares of common stock beneficially owned as of October 9, 2003 and prior to the offering contemplated hereby, (ii) the maximum number of shares of common stock which may be sold in this offering, and (iii) the number of shares of common stock which will be owned after the offering, assuming the sale of all the shares of common stock offered hereby:

	Shares of Common Stock Owned Prior to the Offering			Shares of Common Stock to be Owned After the Offering(1)
			Number of Shares of Common Stock Offered Hereby
Selling Stockholder
	Number	%		Number	%
KKR Associates, L.P.(2)	36,000,000	24.4%	36,000,000	0	0

(1)
For purposes of this table, we have assumed that the selling stockholder will sell all shares covered by this prospectus.

(2)
Shares shown as owned by KKR Associates, L.P. are owned of record by three limited partnerships of which KKR Associates, L.P. is the sole general partner and as to which it possesses sole voting and investment power. Henry R. Kravis, George R. Roberts, Paul E. Raether, Michael W. Michelson, James H.Greene, Jr., Edward A. Gilhuly, Perry Golkin and Scott Stuart are the general partners of KKR Associates, L.P., and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, L.P., and in such capacity may be deemed to share beneficial ownership of any shares of common stock beneficially owned or deemed to be beneficially owned by KKR Associates, L.P., but disclaim any such beneficial ownership. Messrs. Roberts, Michelson, Greene and Gilhuly sit on our board of directors. Messrs. Roberts, Michelson and Gilhuly are members of our board's Executive Committee, Mr. Michelson is the chairman of our board's Compensation Committee and Messrs. Greene and Gilhuly are members of our board's Compensation Committee. Messrs. Michelson, Greene and Gilhuly are members of KKR & Co. L.L.C., the general partner of Kohlberg Kravis Roberts & Co., L.P., of which KKR Associates, L.P. is an affiliate, which provides management, consulting and financial services to the Company for an annual fee. In 2002 the payment for the management fee and expenses was $2,024,291. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as needed from time to time.

        Except as noted above, the selling stockholder has not had, within the past three years, any position, office, or other material relationship with us or any of our affiliates. The selling stockholder identified above may have sold, transferred, or otherwise disposed of a portion of its common stock since the date on which it provided information regarding its common stock to us.

        Only the selling stockholder identified above who beneficially owns the common stock set forth opposite its name in the foregoing table on the effective date of the registration statement of which this prospectus forms a part may sell common stock pursuant to the registration statement.

        Pursuant to a registration rights agreement entered into by the selling stockholder and us, KKR Associates, L.P. has the right, under certain circumstances and subject to certain conditions, to require us to register under the Securities Act the shares of common stock held by it. Such registration rights will generally be available to KKR Associates, L.P. until registration is no longer required to enable them to resell their common stock. KKR Associates, L.P. has exercised its rights under this registration rights agreement and requested that we register the shares of common stock covered by this prospectus. The registration rights agreement provides, among other things, that we will pay all expenses in connection with any such registration, other than underwriting discounts and selling commissions.

PLAN OF DISTRIBUTION

        The purpose of this prospectus is to permit the selling stockholder or its pledgees, donees, transferees or other successors in interest (collectively, the "selling stockholder") to offer for sale or to sell shares of common stock covered by this prospectus at such time and at such prices as each, in its sole discretion, chooses. We will not receive any of the proceeds from these offerings or sales.

        The selling stockholder may sell or distribute some or all of its shares from time to time through dealers or brokers or other agents or directly to one or more purchasers in transactions (which may involve crosses and block transactions) on the New York Stock Exchange or other exchanges on which our common stock may be listed for trading, in privately negotiated transactions (including sales pursuant to pledges) or in the over-the-counter market, or in brokerage transactions, or in a combination of these transactions. In addition, the selling stockholder may sell or distribute some or all of its shares of common stock in a transaction involving an underwriter. Such transactions may be effected by the selling stockholder at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, or their agents participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholder (and, if they act as agent for the purchaser of the shares, from the purchaser). Such discounts, concessions or commissions as to a particular broker, dealer or other agent might be in excess of those customary in the type of transaction involved. The selling stockholder may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholder may enter into hedging transactions with broker-dealers and, in connection with these transactions, broker-dealers may engage in short sales of the shares.

        If the applicable law requires, we will provide a supplement to this prospectus to disclose the specific shares to be sold, the public offering price of the shares to be sold, the names of any agents, dealers or underwriters employed by the selling stockholder in connection with such sale, and any applicable commissions or discounts with respect to a particular offer. We will file a post-effective amendment to the registration statement of which this prospectus is a part to include any material information with respect to the plan of distribution not previously described in the registration statement or any material change to such information in the registration statement.

        The selling stockholder and any such brokers, dealers or other agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act.

        In connection with the offer and sale of the shares of common stock by the selling stockholder, various state securities laws and regulations require that any such offer and sale should be made only through the use of a broker-dealer registered as such in any state where a selling stockholder engages such broker-dealer and in any state where such broker-dealer intends to offer and sell shares.

        Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the shares of common stock offered hereby may not simultaneously engage in market activities with respect to common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sale of any of the shares by the selling stockholder. All of the foregoing may affect the marketability of the shares offered hereby.

        We will pay all expenses of the registration of the offered securities, including Commission filing fees and expenses of compliance with state securities or "blue sky" laws. The selling stockholder will pay any underwriting discounts and selling commissions. The selling stockholder will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act. The selling stockholder will indemnify us against certain civil liabilities, including certain liabilities under the Securities Act.

        The selling stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

LEGAL MATTERS

        The validity of the common stock will be passed upon by Latham & Watkins LLP, San Francisco, California. Certain partners of Latham & Watkins LLP, members of their families, related persons and others have an interest in less than 1% of the common stock. In addition, Latham & Watkins LLP has in the past provided, and may continue to provide, legal services to KKR Associates, L.P., the selling stockholder, and its affiliates.

EXPERTS

        The consolidated financial statements of Owens-Illinois, Inc., appearing in Owens-Illinois, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. We also file information with The New York Stock Exchange. These reports, proxy statements and other information may be read and copied at 20 Broad Street, New York, New York 10005. You can also request copies of these documents upon payment of a duplication fee by writing to the SEC.

        This prospectus, which constitutes a part of a registration statement on Form S-3 that we filed with the Commission under the Securities Act of 1933, omits certain information contained in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to Owens-Illinois, Inc. and the shares of common stock offered hereby. Furthermore, statements contained in this prospectus or in any document incorporated in this prospectus by reference regarding any contract or other document are not necessarily complete, and, in each instance, you should refer to the copy of the contract or other document filed with the Commission as an exhibit to the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        In this prospectus we have incorporated by reference certain reports and other information we have filed, or will file, with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents filed with the SEC by us pursuant to the Exchange Act are incorporated herein by reference until all of the securities covered hereby are sold or this offering is terminated:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2003 Annual Meeting of Share Owners);

  •
  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;

  •
  our Current Reports on Form 8-K filed with the SEC on March 28, 2003 and October 22, 2003;

  •
  the description of our common stock contained in our Registration Statement on Form 8-A, as amended, filed on December 3, 1991 (File No. 1-9576) pursuant to Section 12 of the Exchange Act; and

  •
  all other documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of all common shares to which this prospectus relates, which shall be deemed to be a part hereof from the date of filing of such documents.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address: Owens-Illinois, Inc., One SeaGate, Toledo, Ohio 43666, Attn: Investor Relations, Telephone: (419) 247-5000.

25,000,000 Shares

Owens-Illinois, Inc.

Common Stock

P R O S P E C T U S    S U P P L E M E N T

                        , 2004

Joint Book-Running Managers

Banc of America Securities LLC

Citigroup

Lehman Brothers

Co-Managers

Deutsche Bank Securities

Goldman, Sachs & Co.

QuickLinks

SUMMARY
Owens-Illinois, Inc.
Recent Developments
SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA
RISK FACTORS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
SELLING STOCKHOLDERS
CERTAIN ERISA CONSIDERATIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF PREFERRED STOCK
MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
THE COMPANY
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE